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REGISTRANT'S NAME John Keells Holdings Ltd

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JUL 0 1 2002
THOMSON
FINANCIAL

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DATE : 6/27/02

  

John Keells Holdings

John Keells Holdings Ltd. Annual Report 2001/2002

Who we are

We are the largest capitalised company on the Colombo bourse and are among the most profitable too.

The focus has been on our chosen sectors - Food and Beverage, Transportation, Plantations, Leisure and Information Technology. Today, in keeping with the rapidly changing times, we are positioning ourselves to become a strategically flexible group, so that we can harness exciting opportunities not only within our chosen sectors but also in new and emerging areas.

It is our vast base of **customers** and the strong relationships we have forged with them, our multi-talented and extensive team of **people** bound by shared values, and our proven organisation, systems and **technology** that we will leverage.

Re-aligning, re-positioning, re-inventing and forging ahead... since 1870.


Customers


People


Technology

he Potential

Rising to the challenge

2001 was a challenging year for our Company as the Sri Lankan economy contracted for the first time since independence. The unfortunate terrorist attacks of 24 July and 11 September, together with a prolonged drought, extended power outages and high interest rates and inflation, all contributed to the difficult economic environment.

With most of our core businesses being impacted by the testing conditions, Group net profit fell by 30% to Rs.543.4 million. The downturn would have been worse if not for a strong recovery in the last quarter of the financial year, notwithstanding the additional expenses incurred by Ceylon Cold Stores and Waldock Mackenzie, details of which may be found elsewhere in this report. If we were to discount these items, and the profit from the sale of discontinued operations, Group PBT for the fourth quarter was in fact up by 11% and for the year down by only 17% to Rs. 1.08 billion. We believe the results are creditable in tough economic conditions and reflect the Group's strong fundamentals.

Our reasons for diversification



While the past year's external environment was clearly exceptional, a robust business model of a corporate that aspires to be world class should deliver results irrespective of economic conditions. It is out-performance in bad times that truly separates the exceptional companies from the merely good. While we firmly believe that the very *raison d'être* of our existence as a conglomerate, is to create shareholder value through diversification, we should also be able to minimise our dependence on the vagaries of the business cycle.

In this respect, the past year's results clearly highlight the over-reliance of our Company on the fortunes of the Sri Lankan economy, and in particular on the more economically sensitive or cyclical industries such as plantations and tourism. While we have already taken measures during the last two years to address these issues, we will be prioritising the need to enhance our overseas exposure and pursue new, less cyclical businesses locally.

Going beyond our shores

During the past year, we have commenced marketing and selling the South Asian tourism product in the Maldives and South India. We are also currently in the process of evaluating potential hotel investments in Goa, India. Our information technology sector has meanwhile recently established a joint venture with an IT consulting firm in the UK, and is due to commence operations shortly.

These ventures are in addition to our already existing hotel operations in the Maldives, IT development centre in Dubai and transportation business in India. Our flagship soft drink Elephant Ginger Beer has also continued to gain popularity in Australia, India and Thailand during the past year. While work on reducing our dependence on the domestic economy has thus already begun, much more needs to be done if we are to meaningfully reduce our exposure to our Sri Lankan operations.

During the next year, we will be looking to further expand our food and beverage sector activities in India, particularly vis-à-vis processed meat products and carbonated soft drinks. Another major initiative aimed at increasing our revenue from overseas, while also moving up the value chain, is the proposed launch of branded value added tea by our recently established tea trading arm in selected export markets. Meanwhile, in the leisure sector, we are considering further investments in the South Asian region.

Entry into less cyclical businesses

We will also pursue less economically sensitive (i.e. less elastic) businesses locally. As in the case of plantations, this may partly be achieved by re-directing our existing businesses into areas of higher value addition. Value addition is in fact a *sine qua non* to reduce the Group's vulnerability to unpredictable commodity prices, and it is with this intention that we have recently introduced branded tea to the local market. We are also exploring exciting opportunities in relatively less cyclical infrastructure related industries.

Strength of loyal customer base

We have a customer base of millions, spread throughout Sri Lanka and around the world. This vast customer base, their implicit trust in John Keells and the strong customer ralationships nurtured over many years, are some of our Company's greatest strengths. Meanwhile, the '**John Keells**' corporate brand and the '**Keells**' and '**Elephant House**' consumer brands are amongst the best-known and strongest brands in the country. We will continuously seek to leverage the strength of these brands and our vast customer capital into new and relevant businesses.

Our customers remain at the heart of our Company, which in its simplest form, is essentially all about serving and satisfying customers. We must aim to be world class in meeting increasingly demanding customer expectations - or else we will risk losing our customers and business amidst intense domestic and global competition. By striving to deliver quality as defined by our customers, we seek to build lasting customer relationships and achieve complete customer centricity.

Vast pool of human capital

Our continued success in delighting customers is undeniably dependent on our people. The role that the knowledge, skills, commitment, culture and ideals of our 20,000-strong team of employees play in meeting and exceeding customer expectations cannot be over-emphasised. The best ideas and thinking of our talented people are indeed now increasingly being shared amongst all our Group companies, irrespective of their sources of origin.

By developing a reputation for being one of the nation's most sought after employers and by providing a high level of employee satisfaction, we aim to continuously attract, and develop - by both in-house and external training - those with exceptional abilities. The unrivalled ability to gain exposure in multiple industries and acquire diverse skills is indeed part of the inherent attraction of JKH. We select the best purely on merit, and operate a fully-fledged meritocracy.

JKH unreservedly recognises that talent represents sustainable comparative advantage, and we are committed to continuously improving the quality of the work experience at JKH so that we retain our most talented employees. We pay the utmost attention to providing opportunities and incentives for our employees to focus their talents on achieving superior, world-class standards of customer quality and indeed invested Rs.20.3 million in employee development programmes last year. But we also unreservedly acknowledge that we will have to do much more if we are to realise our vision of being amongst the top 10 most preferred employers in South Asia.

We will endeavour to increasingly inspire all employees to work at levels that they themselves did not think possible, by getting them enthusiastic, motivated and excited about their responsibilities and challenges. It is our goal to ensure that JKH will be a company that all people, irrespective of their level in the organisation, are proud to work for and indeed enjoy working for, so that we can better serve and satisfy our customers.

Harnessing the power of technology

Technology has, and is transforming industries across the world and we are committed to adopting the very latest in technology to ensure superior and world-class customer service. It is in fact technology that enables our skilled team of employees to consistently satisfy and exceed customer expectations, while providing a channel by which the Company functions more efficiently, both in terms of time and cost. As always, the best practices vis-à-vis technology are shared throughout the Group.

The JKH Group has already commenced internet based sales in sectors such as leisure and transportation, and has in place a group intranet which has greatly improved and simplified intra-group communication and connectivity, while facilitating seamless and integrated business processes aimed at delivering greater customer value. However, we admit that more could be done. We are hence seeking to leverage technology to have faster, on-line access to the critical information needed to effectively run and evaluate our various businesses. Furthermore, we will take measures to increase e-procurement, both locally and globally, in the future, thus benefiting from likely cost savings, and to expand the scope of internet sales, with associated low distribution costs, to other sectors.

Meanwhile, we are in the process of redesigning our corporate web-site (www.keells.com) as our prime means of communication with investors, customers, suppliers and potential employees. The soon to be re-launched site will also incorporate an in-depth investor relations web-site, that will provide investors with comprehensive information on the JKH share, financials and JKH news.

Another year of recognition

JKH continues to be the highest capitalised company on the Colombo Stock Exchange (CSE) for the fifth successive year. The Group, inclusive of quoted subsidiaries, accounted for 10.7% of the total market capitalisation of the CSE as at 31 March 2002.

During the past year, JKH further became the only Sri Lankan company to be selected amongst the world's best 200 small companies by Forbes Global magazine. JKH also remains the only Sri Lankan company to be admitted as a full member of the World Economic Forum.

Delivering value to shareholders

However, while we welcome such accolades and honours, they are simply a means to an end and by no means an end in themselves. We will certainly not rest on our laurels and indeed we believe that such honours are only important in so far as they contribute to our governing objective of increasing shareholder value.

We continue to believe that our Company's over-riding goal should be to add to shareholder wealth, and that total shareholder returns, i.e. capital gains and dividends, should hence meet certain minimum long-term standards. Although we may not be able to control our Company's share price, we believe that we can certainly influence it in the long run by our performance, strategies and value systems.

Excellent total shareholder returns

During the past year, our share price once again out-performed the market. While the benchmark Colombo All Share Index gained 45.8% during FY02, our share price increased by a stronger 73.1%, thus delivering superior returns to our shareholders. Despite the lower profitability during the year under review, our share remained in high demand throughout the year, accounting for 15.8% of total market turnover in FY02.

Further adding to total shareholder returns, the Board is pleased to recommend a final dividend of 10%, which, once approved, would result in a total annual dividend payment of Rs.329.9 million (i.e. a dividend payout ratio of 60.7%). By maintaining last year's total dividend rate of 20%, the Board is thus intimating its confidence in our Company's operations and its prospects.

Focusing on generating higher returns

Our Company's return on average shareholders' funds (ROE) and return on capital employed (ROCE) were 6.55% and 6.91% respectively in FY02. Allowing for the unusual nature of FY02, our average ROE and ROCE during the previous three years were 11.29% and 10.96% respectively. Undeniably, there is however much room for improvement.

While we will by no means limit ourselves solely to financial measures in evaluating our investments, our returns are clearly insufficient. We will be increasing our focus on asset productivity measures, with the aim of improving Group returns in the future. In this respect, we acknowledge the inadequate returns generated by the Group's real estate holdings of Rs.5.5 billion - the Board will strive to address this issue during the year.

In our quest to improve long-term returns, every one of our businesses will be subject to fine scrutiny. Historical or sentimental ties will not be allowed to interfere with shareholder value creation. During the past year for instance, we exited from our investments in Keells Diamonds and Richard Pieris, realising capital gains of Rs.65.3 million.

JKH in the community

However, we recognise that JKH, as a responsible corporate citizen, has a broader role to fulfill in society than that of simply making adequate returns for its shareholders. While our primary role in society is to conduct business profitably and with absolute integrity, we firmly believe that issues relating to the environment, culture, community and helping those less fortunate than ourselves are also an integral part of our Company.

In recognition of the importance that we attach to giving something back to the community and environment, we are - for the first time - including a separate section on Social and Environmental Responsibility in our Annual Report on pages 33 to 35. While we know that we cannot help all those in need, we are determined to build on our past achievements and will be looking to increase our involvement in socially responsible community service projects in the future.

Promising times lie ahead

We look to the coming years with much optimism. The recently initiated peace-process is promising and has the potential to unlock vast new markets and provide fresh opportunities for us. The new government's privatisation and reform processes and economic policies are also likely to present us with new investment opportunities. With the Sri Lankan and global economies further showing signs of recovery, we are confident that a more favourable external environment lies ahead of us. We will assuredly leverage our size, our partners, our customers and their trust in us and our brands, our people and our technology to generate superior returns in the future.

I wish to thank our staff, on behalf of the Board, for their leadership, tenacity and indomitable spirit, in seeing us through one of the most testing years we have ever experienced. We are also grateful to our shareholders, customers, bankers, suppliers, principals, joint venture partners and auditors for their continued support and co-operation.

V. Lintotawela
Chairman

Colombo
20th May 2002

How we're faring

Food and Beverage

The rapidly changing global environment demands that we change with it. The fresh, vibrant and dynamic personality of John Keells has helped us to reach the younger generation...our future capital.

Our Food and Beverage sector is engaged in the production and marketing of a variety of product categories - carbonated soft drinks, ice creams and processed meats - and operates a chain of supermarkets and franchises for quick-service restaurants. In each of these market segments, our business units command market leader status, with a portfolio of well-established brands that enjoy wide acceptance and appeal among all socio-economic strata.



PC COMPLETE
Oracle 8i
ORACLE

In spite of the unfriendly market conditions, and in particular the extended power outages that impacted on sales, the sector enjoyed another good year, with turnover increasing by 11% to Rs.5.1 billion. Sector pre-tax profits (before charging the cost of a Voluntary Retirement Scheme at Ceylon Cold Stores) also grew by 16% to Rs.306 million.

Sector flagship **Ceylon Cold Store's** *Elephant House* soft drinks and ice cream succeeded in strengthening their market leadership positions. Further market share was gained amidst new product launches and the exit of multinational Unilever from the Sri Lankan ice cream market. *The current peace process is also expected to present immense opportunities to us by opening new markets, which have hitherto been relatively inaccessible.*

Export sales of all-natural **Elephant Ginger Beer (EGB)** in Australia, India and Thailand have been encouraging and we plan to consolidate our export operations further this year. Regular shipments of Elephant House soft drinks are meanwhile being exported to the UK and Europe to meet ethnic market needs. Entry strategies for EGB into the US market are also being evaluated.

Efforts aimed at rationalising costs in our supermarkets division have been an unqualified success, with significant growth being achieved. While two new franchises were opened during the year (in Negombo and Wennappuwa), we expect to open further outlets this year amidst strong growth expectations for organised retailing.

We owe our success to the outstanding team at John Keells, whose dedication goes beyond an endless striving to get things right. Their passion puts the icing on the cake!



Our processed meat division, headed by **Keells Food Products**, however, recorded disappointing results. While the protracted power-outages that prevailed during much of the year and the downturn in tourism severely depressed demand, an industrial dispute further disrupted operations. Domestic sales are however expected to recover with the easing of power outages and a forecast improvement in tourist arrivals. The Keells range of processed meats has also established itself as a quality product in South India, and now retails in Chennai and other major South Indian cities.

Despite the entry of a new international competitor, our **Pizza Hut** franchise business enjoyed another favourable year, recording strong turnover growth, with one further outlet being opened in Wattala. While we were once again recognised for service excellence in the Indian sub-continent, further expansion plans and innovations are planned for the coming year.

Our customers have placed implicit trust in us. So much so that the quality of our products is never questioned - be it a simple cup of tea or the entire holiday to go with it. The strong bond created with our customers is one nurtured through many, many decades of service.



Our new vegetarian food franchise **Komala's**, however suffered from initial teething problems. We are presently fine-tuning its marketing, product and operational dimensions with a view to increasing its market appeal.

JKH's Food and Beverage sector comprises two of the country's best-known F&B brands in **'Keells'** and **'Elephant House'**. The challenge for us is to leverage this brand equity into other product areas, also utilising our unrivalled distribution network.

Transportation

Our Transportation sector consists of three operating strategic business units (SBUs); i.e. Ports and Shipping, Integrated Logistics and Airline and Aviation related Services. The tragic events of 24 July and 11 September had significant repercussions on the sector, by contributing to a virtual blockade of Sri Lanka's international gateways and a global economic slowdown. However, sector SBUs performed strongly in the first half and last quarter, enabling sector revenue and pre-tax profits to rise by 18% and 35% to Rs. 1.1 billion and Rs.521 million respectively.

In the Ports and Shipping SBU, our associate company **South Asia Gateway Terminals (SAGT)** performed well, and the first of the three berths came into full operation in February 2002, with 300 meters of quay, three super post panamax gantry cranes and nine rubber tyred gantries. Enhanced contributions are anticipated once the second and third berths come into operation towards the latter part of this year and early in the next financial year respectively. The shipping agency companies also achieved their targets and our main principal, **P&O Nedlloyd**, stood out as one of the very few global shipping lines that continued calling at the Port of Colombo in the face of prohibitive surcharges in war risk insurance premia.

In the Integrated Logistics SBU, **D H L Keells** and **Mack International Freight** enjoyed good growth in revenues and volumes, in the very competitive air express and freight forwarding industries. While integrated container depot operator **Trans-ware Logistics** improved its performance through the introduction of value added services, it continued to be hampered by fierce price competition resulting from the excessive surplus capacity in the industry. Meanwhile, although **Matheson Keells Enterprises** in India performed below expectations, it is expected to improve significantly in the ensuing year. Our Maldivian operations however had a satisfactory year.

The Airline and Aviation Services SBU was hardest hit by the double calamities of July and September 2001. **Mack Air** was affected by Gulfair's reduction in its frequency of operations from a daily flight to thrice weekly, whilst **Walkers Air Services'** revenues declined as a result of reduced export cargo volumes. Another of our principals, LTU International Airways, was however one of the few foreign carriers that continued uninterrupted operations to Colombo. Meanwhile, **Mackinnons Travels** retained their position as one of the top IATA agents in the country and are presently engaged in negotiations with American Express Bank's Travel Related Services to widen the scope of their long-standing relationship.

The sector continues to pursue its vision of promoting Sri Lanka as the transportation and logistics hub of South Asia. Towards realising this vision, we will look to add to our offices in India and the Maldives and expand further in the region.

We have recognised that generic growth alone, within our SBUs, will not give us the required impetus to take the sector forward as a strong regional force. Hence, we are continually evaluating opportunities presented by a changing

We milk-out talent from every walk of life and strive to align each one's aspirations with those of the Organisation.




JKCS
A SOFTWARE SERVICES COMPANY

In keeping up with the times, John Keells has introduced the tech culture to all aspects of our businesses with a high PC ratio per employee.

Just like the responsibilities borne by the crane operator, every employee holds our reputation in their hand, which is why we recruit only the best and keep investing in training - so that they remain the best. Working at John Keells means delivering excellence all the time.



environment that would lead to strategic expansion through joint ventures, alliances, acquisitions or other appropriate business models.

Plantations

The Group's Plantations sector is primarily engaged in the business of growing, manufacturing, broking and marketing tea and rubber. Our plantations span an area of 32,000 hectares and some 40,000 people work these lands, which account for approximately 10% of the country's tea and rubber production.

This was a difficult year for the plantation industry in Sri Lanka. The prolonged drought that raised the cost of production of tea, the collapse in world natural rubber prices and the 24% increase in Kenya's tea output depressed industry returns. Despite a 10% depreciation of the SLRupee against the US$ during the financial year, tea prices also increased by only 3.5% in SLRupee terms, while rubber prices showed little sign of recovery. Our sector results were naturally negatively affected, with revenue remaining flat at Rs. 2.6 billion and pre-tax profits falling by 59% to Rs. 116 million.

While tea prices are expected to remain reasonably steady this year, generic promotion and global repositioning of tea as a life style and health beverage, augurs well for future sales. Natural rubber prices are also expected to strengthen amidst a forecast recovery in global demand, especially as three major producer nations, Malaysia, Indonesia and Thailand, have agreed to reduce production. Sector profitability is nevertheless likely to be significantly influenced by the outcome of the ongoing Collective Wage Agreement.

However, the strategic imperative for our plantations business is undoubtedly to find ways and means of getting out of the shackles and vagaries of the commodities market and to make more productive use of our assets. Several initiatives are already underway in this respect and we are confident of the sector's long-term prospects.

Whilst diversifying our crops to include more higher yielding oil palm, timber wood and cinnamon, we are also consistently working on improving the productivity levels of growing and manufacturing tea.

As such, we have continued with our factory up-grading programmes to meet food grade manufacturing standards, and most of them are now ISO certified. We have also commenced connecting all our plantations to our group intranet and are leveraging IT to improve productivity. We are further looking to increase the amount of centrifuged latex we sell directly to manufacturers of rubber products.

However, of all the strategic initiatives, the most critical is our attempt to move up the value chain and develop strong brands of our own. A hand picked team of experienced professionals was co-opted during the year to set up a new venture to market our produce and establish both local and international tea brands. Our first local tea brand, **'Keells Ran Kahata'** (Golden Brew), was indeed launched within five months of commencing operations in April 2002. We also expect to enter selected foreign markets during the course of the year.

In the longer term, the plantation land *per se* could be put into more productive use. The proposed Colombo-Kandy and Colombo-Matara super highways, which traverse in close proximity to our lands, will undoubtedly present opportunities for us to consider projects such as industrial parks, housing and recreational/shopping centres in the future. Locations in high elevation areas with panoramic views are also ideally suited to promote tourism.

Meanwhile, **John Keells (JKL)** continued to be the country's leading tea broker. Although the dip in Sri Lankan tea production contributed to a marginal decline in JKL's net profitability during the past year, the company has commenced construction of a new state-of-the-art warehouse that is expected to support stronger returns in the medium term.

We are literally a household name. From simple folk to top-end businessmen, huge companies to small families, young and old alike recognise and trust us.



Leisure

Our Leisure sector operations consist of hotel management and destination management businesses. The former comprises nine hotels in Sri Lanka and two in the Maldives, all of which are 2-4 star resort hotels, accounting for 1,120 beds. Meanwhile, the destination management business arranges logistics such as hotel bookings and travel arrangements.



We are proud of our huge customer base that extends far beyond our island and across diverse industries from tourism to software ...and soft drinks. We have an international portfolio of customer relationships spanning many countries.

The global tourism industry received a severe jolt from the September 2001 incident, with the resultant security aspects serving to inhibit airline travel. This was a further blow for Sri Lanka, which was already suffering following the July 2001 terrorist attacks.

With occupancies falling sharply in our Sri Lankan hotels, operations were rationalised by temporarily closing down some of our beach hotels and laying off casual and contract staff, while permanent cadres were moved around to maximise productivity. Tourist arrivals into the Maldives too were affected, but not to the same degree, and our Maldivian operations remained profitable, albeit at a lower level than the previous year. While our inbound tour companies did well to break even by effecting considerable cost saving measures, the overall sector still reported a pre-tax loss of Rs.51 million as opposed to a profit of Rs.265 million the previous year.

During the past year, we expedited our e-initiative aimed at maximising efficiencies and hope to commence testing our new software for the inbound tour companies shortly. Once completed, we will begin work on the hotel operations, with particular emphasis also being laid on developing eco and sports tourism.

Given the volatility of the tourism industry in Sri Lanka, we accelerated our expansion plans into the region, and now sell and market the South Asian tourism product in the Maldives and India. We are further in the process of evaluating potential hotel investments in Goa and will continue to look for further investment opportunities in the region. The recovery in the Maldivian tourism industry has also been quicker than in Sri Lanka, and we are confident that the coming year will see our Maldivian operations return to their previous levels of profitability.

The recent peace initiatives bring new hope to the sector, as peace alone holds the key to releasing the vast potential of the Sri Lankan tourism industry. While we have been gratified and greatly encouraged by the tremendous support we have received from our key principals through these difficult times, we are optimistic that with better times ahead for tourism in this country, we can return to satisfactory levels of profitability in the coming years.



Our popularity as a dynamic organisation has made us one of Sri Lanka's most preferred employers, bringing us closer to 'our vision to be one of the ten preferred employers in the region. 'Cool' posts like that of the pizza hut crew-member are grabbed by youngsters barely out of school, while the best in the country vie for top positions at John Keells.

Information Technology

While the primary business of our IT sector is software development and providing complete IT solution delivery for offshore clientele, other sector companies focus on system integration, office automation solutions and IT training.



The diversity of our employee base of 20,000 ranges from financial analysts to jet-ski instructors. It is a rich melting pot of ideas.

The sector faced a difficult business environment during the past financial year. The withholding of domestic capital expenditure, the impact of the September 11 incident on the airline industry, which provides a significant volume of business to our software operations, and the general slowdown in global demand for IT services all contributed to the challenging climate. Despite concerted efforts to contain costs, the sector consequently still reported a pre-tax loss of Rs.5 million, down however from the Rs.13 million loss reported the previous year, on 6% lower revenues of Rs.976 million.

We took advantage of the slow business environment to restructure, strengthen our marketing efforts and reduce costs in our operations, which, we are confident, will pay dividends in the new financial year. As has been the policy of the sector, we continue to strive to move up the value chain, providing better and more comprehensive services to our customers.

During the year, we signed a new contract with one of our existing customers to provide a managed service for one of their applications. This managed service envisages that **John Keells Computer Services (JKCS)** takes over the total management of the application for the client, providing round the clock support for this mission critical application. JKCS has also expanded the services it offers to include business consulting, where it helps companies devise their IT strategy and re-engineers their existing strategies or introduces new applications to ensure a more efficient and cost effective environment.

Furthermore, a joint venture has been set up in the UK, merging JKCS' software development skills with our partner's project management and marketing expertise. We also anticipate a better performance from our marketing company in Dubai, which has been restructured to focus on tailored offerings for the UAE market.

Keells Business Systems (KBSL) is forging ahead as a leading Systems Integrator of Information Communication Technology (ICT) solutions. KBSL has two charters - first, to bring distinctive solutions to the market with best of breed products and second, to deliver the best in terms of service levels. While it provides significant value addition by deploying leading-edge ICT based solutions across industries, technologies, platforms and services with an "end-to-end" value proposition, penetration into overseas markets is planned during the current year.



Fast service with a ready smile...it's not just confined to the front liners. It's an attitude we try to inculcate and promote in every corner of the organisation.

As a result of the drop in demand for IT professionals in the local market, there was a reduction in demand for the programmes offered by the **John Keells Institute of Information Technology (JKIIT)**. While the institute now offers an EDEXCEL certified HND programme which allows for third year admission into a degree programme in the UK, JKIIT is also currently working towards offering a full degree programme, which is expected to be popular amongst students.

The downturn in the domestic economy hit **John Keells Office Automation (JKOA)** particularly hard. However, after a difficult first nine months of the year, the company rebounded in the final quarter. Future growth is expected to come from the proposed expansion of JKOA's island-wide distribution network and increased market share in the Maldives.

Financial Services

The Financial Services sector of the Group consists of entities engaged in insurance, commercial banking, investment banking and stock broking. With the exception of our investment bank **Waldock Mackenzie (WML)**, the sector performed ahead of expectations in the past financial year.

WML, which was negatively affected by the unexpectedly sharp rise in interest rates in the second half of the previous financial year, has now been restructured. A proposal is currently with the Central Bank of Sri Lanka for the acquisition of the company with its fixed income and margin trading portfolios by our associate Nations Trust Bank. On obtaining approval from the relevant authorities, this would be the first step in consolidating the businesses of this sector to maximise synergies.

Improved stock market activity during the latter half of the year, together with focused marketing strategies, enabled **John Keells Stock Brokers** to return to profitability. It ended the year as the market's number two broker in terms of commission income, and is looking to consolidate its position by introducing new value added services.

We nurture an environment where skills and knowledge are constantly up-graded. Every executive has to acquire a minimum skill level in the use of a PC.



Our associate companies **Union Assurance (UAL)** and **Nations Trust Bank (NTB)** both performed creditably in the past financial year. Despite intense price competition in the insurance market, UAL reported a 22% increase in net income. The low pricing levels in the industry and higher reinsurance prices are however a concern for the future. Meanwhile, although commercial bank NTB is still in its investment and growth stages, it also reported an 11% increase in net income and now operates 12 points of representation, eight of which are open every day. The bank is currently exploring several opportunities for growth through acquisitions.



Whatever the sector, whatever the business, you will always find our people taking that extra effort to delight the customer. We are proud to nurture a truly customer-oriented team.

Our longer-term strategy for the sector remains as the consolidation of our insurance, commercial banking, investment banking and stock broking operations into one seamless low-cost entity that would provide a complete range of financial services to consumers.

Trade and Exports

Our ISO 9001 certified printing and packaging businesses, under **J K Packaging** and **Mortlake Press**, had an extremely successful year. Revenue growth of 15% and higher operating margins had positive impacts on the division's profitability. We plan to diversify into different segments of packaging shortly, in order to augment our product offering to customers. This is expected to result in further improvements in profitability.

Meanwhile, **Nexus Networks**, the company that owns and manages our Nexus Loyalty Card, grew in terms of members and usage during the year, establishing themselves as the premier and preferred loyalty card in the country.

However, **Keells Aquariums**, which breeds and exports ornamental fish, had another difficult year. Weaker demand from Europe and disruptions in supply due to terrorist activity resulted in reduced profits, and we are closely evaluating the viability of remaining in the business.

John Keells Singapore continued to act as our overseas marketing arm, as well as being a catalyst in promoting regional strategic alliances and partnerships.

Review of Financial Performance

During the year ended 31st March 2002

The Financial Performance of the Group during the year ended 31st March 2002 reflected the impact of the two terrorist attacks during the year on our businesses both in Sri Lanka and the Maldives. The attack on the Bandaranaike International Airport on 24th July had a direct impact on both the tourism and the shipping and aviation industries into Sri Lanka, while the attacks in New York and Washington on 11th September affected the travel trade worldwide. Both of these necessarily had their impact on the domestic economy as well. The effect of these two events combined with the drop in world prices of tea were reflected in the substantive reduction in net profits of the Group for the nine month period to 31st December 2001. A resurgence of business activities in the fourth quarter saw an improved performance with the deficit of 50% in pre tax profits for the third quarter reducing to 32% for the year. The fourth quarter saw financial results, which were comparable to those of the previous year, with profit before interest, in fact being higher than that in the previous year.

The profitability of the Group for the year must be reviewed in the context of what is stated above, together with other relevant economic factors such as a 20% surcharge on income tax, the continuance of the 20% duty surcharge on imports, the continued depreciation of the rupee and the disruptions in power supply for the greater part of the financial year.

Turnover and Gross Profit

Group revenue during the year has in fact remained flat at Rs.11.8 billion, due primarily to an approximate 23% drop in the turnover of the Leisure Sector.

Other Operating Income

The Group continues to benefit from the depreciation of the rupee with foreign currency earnings being greater than payments. However, following on the 18% depreciation in the previous year the value of the rupee was somewhat steadier in the current year, resulting in an exchange gain for the Group of Rs. 75.3 million against the gain of Rs. 123.7 million in the previous year.

Group subsidiaries, including Waldock Mackenzie Limited, disposed of portfolio investments held, to bring in a profit of Rs.13.8 million, net of provisions made in previous years.

Discontinued Operations

During the year, the overseas partner of Keells Diamonds Limited purchased the entirety of the share capital of Keells Diamonds Limited. Since part provision had already been made in previous years, the net loss incurred by the Group on the sales of these shares amounted to Rs.14.15 million.

In addition the Company disposed of its entire 27.21% holding of 6,321,312 shares in Richard Pieris and Company Limited to book a net gain of Rs.133.6 million for the Company and Rs.79.4 million for the Group.

Finance Costs

The reduction in interest rates in the latter half of the financial year, helped to contain the Group's finance costs. However, in October 2001 the Company made a further investment in South Asia Gateway Terminals (Pvt) Limited of Rs. 415 million, which was funded by a mix of long term and short term borrowings.


Sectoral Breakdown of Revenue
F-5%
E-8%
A-43%
D-13%
2002
C-22%
B-9%
F-6%
E-9%
A-39%
D-16%
2001
C-22%
B-8%

A Food & Beverages
B Transportation
C Plantation
D Leisure
E Information Technology
F Others


Sectoral Profit after Tax
%
80
70
60
50
40
30
20
10
0
-10
-20
A B C D E F

A Food & Beverages
B Transportation
C Plantation
D Leisure
E Information Technology
F Others

Valuation of Investments

The Company continues to evaluate and provide for the fall in value of investments in subsidiaries as required. The Company has also provided in full for an infusion of Rs.39 million into Waldock Mackenzie Limited, made in accordance with the conditions for the proposed sale of this company.

Associate Companies

Plantation companies were affected by the fall in world prices of both tea and rubber resulting in lower profits. South Asia Gateway Terminals (Pvt) Limited (SAGT) commissioned the first stage of its development in February 2002 and the consequent increase in revenue bodes well for the Group's investment in this project.

Richard Pieris and Company Limited, ceased to be an Associate of the Group from March 2002.

Segment Performance

Revenue

The Food & Beverage Sector continues to be the largest contributor to Group Turnover at 43% despite the fact that Keells Food Products was dogged with labour problems during the year, which affected the turnover of this company. Although the Plantation and Leisure Sectors contributed 22% and 12% respectively, both of these sectors in fact had lower turnovers than in the previous year, with the Leisure Sector showing a 23% reduction. The Transportation Sector, excluding SAGT, increased revenue by 18% to contribute 9% of Group Turnover.

While revenue earned from goods has increased marginally by 2%, revenue from services decreased by 8% owing to the substantively reduced performance of the Leisure Sector resulting in total revenue remaining at Rs.11.8 billion. Further, the surge in interest rates in the second half of the previous financial year resulted in Waldock Mackenzie incurring a funding loss owing to a mis-match in its fixed income securities portfolio. This, together with capital losses of Rs. 72.6 million, resulted in a total loss of Rs.114.7 million being incurred by this company.

Many of the service oriented companies in the Group reflect as turnover only the brokerage, commission or handling fee earned. The total value of business transacted by companies in the Group during the year amounted to Rs. 41.4 billion as against the Rs. 38.2 billion of the previous year.

Profitability

Of the five core sectors the Transportation Sector increased its contribution to Group Pre tax Profits to 59% with a 35% increase in profits. While the Plantations and Food & Beverage Sectors saw a reduction in profits, they still made positive contributions of 13% and 18% respectively. As mentioned in our Report for the previous year, Ceylon Cold Stores Limited (CCS) has commenced a process to rationalise its operations. At the first stage of this process the Company incurred a sum of Rs.150 million on a Voluntary Retirement Scheme which was accepted by 327 persons of the total cadre as at 31st March 2001. If not for this charge the sector would have had a 16.2% growth over the previous year.

With the reduced tourist arrivals into the country for reasons already stated, the Leisure Sector contributed to a Rs. 316 million reduction in profits as against the previous year. The software operations of the Information Technology Sector continues its positive progress with reduced losses. However, the sector profits did not reflect this turnaround, since the trading operations of this sector were affected by the slow down in the business environment.

Overall Performance

Group Profit before tax for the year has reduced by 32% to Rs. 882.6 million.

The Company however had an increase in profits. In addition to the items referred to earlier in this report, the Company had provided over Rs.100 million in the previous year for fall in value of investments.

Dividends received during the year from its total investments were down to Rs.473 million as compared to Rs.540 million in the previous year.

Taxes

Corporate Taxes

With the effective rate of taxation (including deferred taxation) having increased from 23% to 33%, Profit after Taxation of the Group has reduced by 41% to just over Rs. 592 million.

The Company's profit after tax increased by 13% to Rs. 497 million. Corporate taxes payable by the Company are minimal on account of the greater part of the Company's income being earned from Dividends. Additionally, over provisions made in previous years were available for set off on account of the Company being able to settle outstanding appeals with the Department of Inland Revenue.

Although Group Profit before Tax has decreased, Group Income Tax increased from Rs. 235 million to Rs. 251 million while Deferred Tax provisions reduced by Rs. 30 million to Rs. 39 million. The increase in Income Tax provisions in the current year is due to approximately 80% of the Profit before tax coming from companies whose profits are liable to tax at the base rate of 30% - 35% and only around 5% being liable at 15%. Additionally, these taxes were subject to a 20% surcharge. This was in comparison to about 60% of the profits being attributable to companies liable at 30% - 35% in the previous year with around 21% being liable to tax at 15%.

Again in the current financial year, companies liable to NSL had to add back 2/9th of NSL to arrive at taxable income.

The recent tax legislation following on the last Budget proposals will have its impact on Group results. Some of the key areas are:

- the removal of the 20% surcharge on Income Tax
- Interest income earned by companies continuing to be taxed at the normal rate
- the introduction of a 20% tax for companies with taxable profits of not more than Rs. 5 million.
- the abolition of Advance Corporation Tax (ACT) and Capital Gains Tax from April 2002
- a final tax of 10% being imposed on dividend income. However where ACT has been paid shareholders would be entitled to full credit thereof.

Sales Taxes

The decision to merge the GST and NSL into a VAT with effect from 1st July 2002 is most welcome. The VAT will avoid the cascading effect of the NSL while also rationalising the basis of computation.


Rs. Mn
Profits & Total Revenue to Government
1,600
1,400
1,200
1,000
800
600
400
200
0
98
99
00
01
02
Profit before Tax
Profit after Tax
Total Revenue to Govt.

However, to obtain full benefit of this tax, it would also have to apply to those businesses which form part of the supply chain but which currently pay a Turnover Tax to Provincial Councils.

Proposed Debit Tax

The Group is concerned about the effect of the 0.1% Debit Tax which is expected to be introduced with effect from 1st June 2002. The impact of this tax on Group Treasury management and also on the transactions effected as Broker, Agent or other custodian of funds is cause for concern, where the very nature of the transaction requires the movement of the same value through more than one party. Representations have been made by various Trade Associations and by the Chamber of Commerce to the relevant authorities in this regard.

Distribution of Profits

The fourth quarter results indicate that the operations of the various core sectors, which had a bad period in the first nine months of the financial year have now turned around and the prospects for the future are positive. The Company has therefore proposed a final dividend of 10% (effective). With the interim dividend of 10%, this would result in an effective 20% dividend for the year with a total payout of Rs. 329.87 million. In the previous year a 20% dividend resulted in a Rs. 353 million payout. The dividend paid for the previous year included a higher element of exempt dividends received, while the dividend for the current year is out of taxable profits which makes available to the shareholder credits available on the ACT and with holding tax thereon. A sum of Rs.187.975 million has been transferred to the Distributable Dividend Reserve for future distribution.

The total contribution by the Group towards the Revenue of the Government, inclusive of Income Taxes, GST, NSL, Duties etc. was Rs. 970 million, without taking into account taxes payable by Associate companies, as against Rs. 954 million in the previous year. What must be highlighted here is that the contribution to Government Revenue is higher than the amount available for distribution to shareholders; and also that despite pre tax profits of the Group having decreased by 32% during the year, the contribution to Government Revenue is higher than in the previous year.

Group Assets

Tangible Fixed Assets

The Group invested Rs. 587 million during the year on Property, Plant & Equipment. Additions to Land and Buildings amounting to Rs. 119.1 million include an adjustment of approximately Rs. 72 million for the movement in exchange rates relating to the properties in the Maldives. Rs. 139.8 million was incurred on replanting in the Plantation companies.

Investments

The Group commenced a tea exporting venture through Gordon Frazer & Company Limited acquiring the business of Bosanquet and Skrine Trading (Pvt) Limited. A sum of Rs. 9.5 million was invested into this company.

The Company also entered into a 50:50 Joint Venture for a software operation in Dubai, with an equity injection of US$ 175,000 or Rs.15.8 million and the same amount being advanced as Debt. The Loyalty Programme launched by the Company together with Nations Trust Bank resulted in the incorporation of Nexus Networks (Pvt) Limited, where the Company has invested Rs.100,000/-.

A further call of US$ 4.5 million (Rs.415.54 million) was made during the year against the Company's commitment to South Asia Gateway Terminals (Pvt) Limited. The Company anticipates that the final call will be made in the latter half of the next financial year.

The Group made use of the depressed equity market to increase its holdings in some of the Group's listed subsidiaries. Additionally, the Company continued to purchase the shares held by the minority shareholders in Habarana Walk Inn Limited and Walkers Tours Limited at Rs. 60/- and Rs. 65/- respectively, in accordance with the offer made on the delisting of these two companies. As a part of the same restructuring exercise, the Company invested Rs. 7 million in the equity of Walkers Air Services Limited, which took over the airline agency operation previously handled by Walkers Tours Limited.

The Company disposed of its interests in Richard Pieris and Company Limited and Keells Diamonds Limited during the year. Keells T&R Limited, Waldock Mackenzie Consultants Limited, Cobo Estates Limited and Pembroke Estate Limited being non operating subsidiaries were liquidated. Portfolio investments held by the Company in listed companies outside the Group were also disposed of.


EV/EBITDA
Times
6.00
5.00
4.00
3.00
2.00
1.00
0
98
99
00
01
02

Working Capital

Despite the adverse environment, the Current Ratio of the Company was 1.02:1 as against 0.8:1 in the previous year. The ratio for the Group as at the Balance Sheet date was 1.12:1, the same ratio as in the previous year.

The total overdraft facilities available to the Company and the Group as at 31st March 2002 were Rs.555 million and Rs. 1.54 billion respectively. Since the Group monitors the funds it has with banks against the balance as per the respective banks, overdraft utilisation as at Balance Sheet date as per the Banks' books amounted to Rs. 29 million and Rs. 228 million respectively.

Treasury

The Group Treasury matches the funds available with the requirements of the Group and also controls and monitors foreign currencies earned and held, against the foreign currency requirements of Group companies.

The rupee depreciated during the year from Rs. 86.75 to the US dollar as at 31st March 2001 to Rs. 95.65 as at 31st March 2002.

Foreign currency borrowings of the Company and its subsidiaries as at year end comprised a US$ 1.3 million loan taken by John Keells Maldivian Resorts Limited from Deutsche Bank, which is repayable in the year 2002/03; and an overdraft facility of Indian Rs. 5 million of Matheson Keells Enterprises Limited from Standard Chartered Bank in India. In addition, associate companies also have foreign currency borrowings.

During the year, the Company drew a further tranche on its existing facility for its investment in South Asia Gateway Terminals (Pvt) Limited, while companies in the Group availed themselves of the "E-friends" facility provided by the National Development Bank for investments to protect the environment.

The gearing of the Company, on the basis that debt includes all long term and short term borrowings, including overdrafts, was 0.37:1 as against 0.22:1 in the previous year. The gearing of the Group was 0.42:1 as against 0.32:1 in the previous year.

Rupee interest rates came down in the latter half of the 12-month period. 3 month Treasury Bill rates came down from 19.4% in April 2001 to 12.75% as at end March 2002. The 2 year Treasury Bond yields as at this date were 13.76%. Overdraft interest rates, which were at around 22.15% as at the end of the previous year averaged around 15.5% as at end March 2002.

Share Capital

Employees, exercising their share options under the 4th and 5th awards of the First Employee Share Option Plan, increased the Issued Share Capital of the Company from Rs. 1,835.6 million as at the beginning of the year to Rs. 1,853.46 million as at year end. As at 31st March 2002, the option on 4,930,800 shares was still to be exercised. If the totality of this number were to be exercised it would increase the share capital by Rs. 49.3 million and the Share Premium by Rs. 149.9 million. 87,069 GDRs were converted to 174,139 ordinary shares during the year leaving 339,749 GDRs still in issue.

Return on Investments

Return on Equity based on the average Shareholders' Funds over the year was 6.55% down from the 9.92% of the previous year. Return on Capital Employed over the 12-month period was 6.91% for the current year as against 9.95 for the previous year.

While Shareholders' Funds as at year end amounted to Rs. 8.4 billion, the book value of Land and Buildings as at the same date was Rs. 5.5 billion, of which approximately Rs. 2 billion represents office premises in and around Colombo and, a further Rs. 1.57 billion represents the hotel properties in Sri Lanka, where returns in the current year were negative. Both of these factors contribute to the low returns of the Group.

Accounting Policies and Reporting Standards

The Company consolidates the financial statements of 61 subsidiaries, 1 joint venture and 8 associates in diverse business segments. The Company, its subsidiaries and its associates continue to comply with the requirements of the Sri Lanka Accounting Standards and the Colombo Stock Exchange. The high standard of accounting and reporting is reflected in companies in the Group, including associate companies, continuing to receive awards from the Institute of Chartered Accountants of Sri Lanka for Excellence in Annual Reports, some of them achieving first place in their respective categories.

Subsidiaries located in the United Kingdom and the Republic of the Maldives comply with International Accounting Standards, while the subsidiaries in India and Singapore comply with the Standards and the General Accounting Practice of the relevant countries. However, there is no variance in policy which would have a material impact on the financial statements of the Group.

The Global Depository Receipts issued by the Company are listed on the Luxembourg Stock Exchange and the Company continues to meet the requirements of the Bourse de Luxembourg together with those of the Securities and Exchange Commission in Washington.

20th May 2002

Stewardship



Mr. C J Fernando



Miss A Coomaraswamy



Mr. A D Gunewardene



Mr. V Lintotawela



Mr. S C Ratnayake



Mr. G S A Gunasekera



*Mr. E F G Amerasinghe **



*Mr. T Das **



*Mr. J C L de Mel **



*Mr. S Easparathasan **

** Non-Executive Directors*

The JKH Board comprises six Executive Directors and four Non-Executive Directors bringing in a wealth of backgrounds, experience and expertise. It is a structure that will enable the Company to move into its next phase of growth.

The Executive Directors are armed with strong finance and accounting expertise and specialised industry knowledge plus many decades of experience with JKH.

The Non-Executive Directors comprising four eminent personalities add tremendous value to the Group's overall strategic thinking. They come from backgrounds in law, economics and international trade. They are among the most renowned business leaders, who have made a mark that extends well beyond the South Asian region. Their wisdom and knowledge in governmental policy, labour relations, international trade, and regional markets, have already proved to be invaluable.

The Men and Women at the Helm





1. Ms. C. Jayasuriya 2. Mr. K.R.T. Bandara 3. Mr. S. Sandrasegaram 4. Mr. N. Weerasena 5. Mr. A. Fernando 6. Mr. S. Padmawansa 7. Mr. M.T.L. Elias 8. Mr. J.C.R. Edward 9. Mr. A. Bandara 10. Mr. S. Zarajudeen 11. Ms. B.N.B. De Silva 12. Mr. C.M.A. Anthonisz 13. Mr. J.S. Ratwatte 14. Ms. C. Kodikara 15. Mr. B.C.U. Perera 16. Mr. A.J. Gunawardena 17. Mr. S. Kahawela 18. Ms. L.A. Anandappa 19. Mr. S. Senadhira 20. Mr. S. Mendis 21. Mr. M.J.S. Rajakariyar 22. Mr. R. Amerasinghe 23. Mr. R. Shanmuganathan 24. Ms. M. Perera 25. Mr. S.N. Dharmaratne 26. Ms. D.A.R.C. Perera 27. Mr. S. Cooray 28. Mr. L.K.G. De Silva 29. Mr. V.A.A. Perera 30. Mr. S.D.A. Gunawardena 31. Mr. L.D. Ramanayake 32. Mr. J.E.P. Kehelpannala 33. Dr. S.A. Samaraweera 34. Mr. G. de Silva 35. Mr. S.C. Munasinghe 36. Mr. D.R.M. Wickremesinghe 37. Ms. R. Scott 38. Mr. R. Dharmendra 39. Mr. L. Samaranayake 40. Mr. D. Dedigama 41. Mr. P. Withana 42. Mr. L. Wickremage 43. Mr. S.A. Jayawickreme 44. Ms. D. Weerasinghe 45. Mr. T.S.B. Ratnayake 46. Mr. S.J. Jayaweera





47. *Mr. T.T. Christy* ***48.*** *Mr. H.N. Fernando* ***49.*** *Mr. K. Kularatnam*
50. *Ms. G. Shankar* ***51.*** *Mr. C. Serasinghe* ***52.*** *Mr. W.N.J. De Mel*
53. *Ms. R.J. Moraes* ***54.*** *Mr. K. Sivaskantharajah* ***55.*** *Mr. C. Talwatte*
56. *Mr. N.U. Paranagama* ***57.*** *Mr. J.R. Gunaratne* ***58.*** *Ms. V. Abeywickrema*
59. *Mr. D.D. Gunatillake* ***60.*** *Ms. D. Schokman* ***61.*** *Mr. C. Corea*
62. *Mr. R.M. David* ***63.*** *Mr. M.B.C. Fernando* ***64.*** *Mr. R. Perera*
65. *Mr. P. Fernando* ***66.*** *Ms. D.C. Alagaratnam* ***67.*** *Mr. F.R. Amarasinghe*
68. *Mr. Y. Nadaraja* ***69.*** *Mr. C. Wickramatunge* ***70.*** *Ms. J.C. Ponniah*
71. *Mr. D.S. Walpola* ***72.*** *Mr. A. Goonewardena* ***73.*** *Mr. J.F.R. Fonseka* ***74.*** *Mr. T. Rajaratnam* ***75.*** *Mr. S. Devarajah* ***76.*** *Mr. V. Leelananda*
77. *Mr. K. Thambyah* ***78.*** *Mr. D. Supramaniam* ***79.*** *Mr. N. Samarasinghe* ***80.*** *Mr. S. Gunawardena* ***81.*** *Ms. R.S. Goonewardena*
82. *Mr. C. Hewamallika* ***83.*** *Ms. N. Tambiah* ***84.*** *Mr. R.S. Fernando* ***85.*** *Mr. C. Amaratunge* ***86.*** *Mr. J. De Silva* ***87.*** *Mr. N. Jayasooriya*
88. *Mr. D. Chandrasekera* ***89.*** *Mr. M.S. Dominic* ***90.*** *Mr. S.J.R. Samarasekera* ***91.*** *Mr. S. Dwight*

Code of Best Practice and Financial Aspects of Corporate Governance

In setting out the Code of Best Practice and Financial Aspects of Corporate Governance, the Board of Directors complies with the Code set out by the Institute of Chartered Accountants of Sri Lanka, whereby, the role of the shareholders is to appoint the Directors of and the Auditors for the Company and to satisfy themselves that an appropriate governance structure is in place; while the Board of Directors is responsible for the governance within their companies.

Compliance with Code of Best Practice

Board of Directors

The Board of Directors of the Company, which meets once in two months, currently comprises ten (10) members as indicated on page 27 of this Report, four (04) of whom are Non Executive and six (06) of whom are Executive Directors. All Directors of the Company, excluding only the Chairman, are subject to retirement and re election by the Shareholders.

Non-Executive Directors

The Non Executive Directors are persons of eminence who are or who have been in senior positions and are recognised for their contribution in their respective fields of economics, human resources, marketing and industry.

The Non-Executive Directors are independent of Management and free from any business or other relationship that could interfere with their judgement.

Audit and Remuneration Committees

The Board Audit Review Committee comprises two (02) Non Executive Directors of the Company, while the Chairman and Group Finance Director attend meetings by invitation.

Terms of Reference and procedures for the Audit Committee have been developed. The Group Internal Auditor reports directly to the Chairman of the Board Audit Review Committee.

The Board Remuneration Committee comprises three (03) Non-Executive Directors, while the Chairman attends meetings by invitation. The Remuneration Committee has met during the year to consider and approve the remuneration package of the Executive Directors of the Company.

Chairman

Although the Chairman of the Board of Directors is Executive, the day to day running of the various companies is in the hands of the respective Sector Heads, who are also Executive Directors on the Board.

Effectiveness of the Board

The responsibilities of the Board include the determination of the Company's strategic aims, providing the leadership required for achieving these aims, supervising the management of the business and reporting to the Shareholders on the results of their stewardship.

The Board of Directors is placed in a position to lead and control the various businesses and activities of the companies in the Group. These businesses and activities are categorised and grouped into specific segments and functions, each of which are under identified Executive Directors of the Board.

The Executive Committee of the Board usually meets once a week to monitor on a regular basis the progress of the various business activities of the Group, to consider staff issues and to approve routine capital expenditure. Sector Committees, which meet monthly, under the Chairmanship of the relevant Executive Director have responsibility and are accountable to the Board for the operations of the various businesses.

Secretary to the Board

Keells Consultants Limited, who act as secretaries to the Company are qualified to act as secretaries as per the provisions of Section 176 of the Companies Act No. 17 of 1982.

Directors' Training

Formal and basic training is undertaken by and is provided to all Executive Directors as appropriate.

Compliance with Legal Requirements

The Board through the Group Legal Division and the Group Finance Division endeavours to ensure that the businesses of the Company and all of its subsidiaries comply with laws and regulations. Additionally, checks and controls are in place to ensure that the Policies of the Board are complied with.

The Board of Directors requires that in all aspects and in respect of all companies in the Group, books of accounts are maintained and financial statements are prepared in accordance with the Sri Lanka Accounting Standards and in accordance with the requirements of the Colombo Stock Exchange. Maximum possible information is provided to shareholders and full disclosure is made, subject only to any sensitive information which could directly impact the business of the Company or the Group.

Going Concern

The Board, having reviewed the Financial Statements, the Liabilities and the Cash Flow of the Group, is of the view that the Group has adequate resources to continue its operations in the foreseeable future. Therefore, the going concern basis will continue to be adopted in the preparation of accounts.

Internal Controls

The Directors have also taken reasonable steps to ensure that a system of internal controls is in place to safeguard the assets of the Group, for the prevention and the detection of fraud and other irregularities, and to ensure that proper records are maintained and that the financial statements presented are reliable.

Other Information

The performance of the Company and its subsidiaries during the past year and the future prospects of the activities of the Group are covered in the Chairman's Message and in the Sectoral Reviews that form part of this Report.

The Directors' responsibility for the preparation of financial statements, compliance in making statutory payments and Internal Control are provided on page 41 of this Report.

22nd April 2002

The Audit Committee comprising two Non-Executive members of the Board met four times during the year under review. The Chairman and Group Finance Director are invited to attend these meetings together with the Group Financial Controller and the External Auditors. The head of Group Internal Audit functions as the Secretary of the Committee.

The purpose of the Audit Committee is to assist the Directors fulfil their responsibility in respect of Audit, Regulatory Compliance and Risk Management. The Audit Committee is empowered to review the activities of the Company and its subsidiaries and may examine any matters relating to the financial affairs of the Group. The Committee is responsible for reviewing the effectiveness of internal control procedures within the Group and provides a forum for the impartial review of reports of the External and Internal Auditors and to consider their findings and recommendations. The Committee reviewed the External Auditor's management letter and actions taken by management in response thereto.

Risk Management

The Audit Committee places special emphasis on the management of business risk, providing assurance that control issues which would have a bearing on the management of business risks are identified, and that appropriate and timely action is taken to overcome these.

Attention has been given to risk awareness in order to enhance the Group's ability to manage and mitigate the effects of such risks. Key risks to the success of the Group's operations have been identified and, to the extent possible, systems put in place to minimise the impact of such risks.

The Board, together with the Executive Management Teams of the Group, ensures that an effective system of internal checks and controls, both financial and operational, are in place. These are reviewed on a regular basis and are adapted and improved on as necessary to meet changing needs.

The independent periodic review of the effectiveness of such controls by the Internal Audit unit and the External Auditors, adopting a risk based approach to audit, helps to ensure that these controls continue to be effective.

The Audit Committee is satisfied that a strong control environment arising from the effectiveness of organisational structures and compliance with the Group's accounting and operational policies is prevalent within the Group. By their very nature, these controls provide reasonable assurance that the financial position of the Group is well managed, and to the extent possible, systems are in place to minimise the impact of identifiable risks.

The Audit Committee has recommended to the Board of Directors that Messrs. Ernst & Young be re-appointed as Auditors for the Financial Year ending 31st March 2003, subject to the approval of the shareholders at the next Annual General Meeting.

S Easparathasan
Chairman, Audit Committee

The Remuneration Committee, is made up of three Non-Executive Directors. In the year under review, the Committee met twice and also had discussions with our consultants, who provided information on market trends and realistic levels of compensation packages. The Company also participates and shares information with other market leaders in order to maintain fair remuneration standards.

E F G Amerasinghe
Chairman, Remuneration Committee

Society and Environment Report

From the earliest days of commerce, two of the most vital forms of resource have been - people and nature. This section is to do with society and the world we live in - our social responsibilities and care for the environment. Although, until now, we may have not accorded these areas their due place in our reports - the John Keells Group gives emphasis to both.

At JKH, we have a long history of commitment to people and the environment. From recruitment, care and development of staff to the way we interact with customers; from developing responsible and ethical business practices to developing products of quality and value to meet the needs of our country and its people; from supporting social and national projects outside of our core businesses, to treating our natural resources and the environment we live in with care and respect; all of these have long been part and parcel of our business culture.

This is an account of our stewardship in the fields of social responsibility and care for the environment.

JKH and Society

We have lent a hand to many sectors of society, in many ways. Some highlights have been:

In the field of Education ...

Scholarships are provided to the children of our employees to pursue their education through University, including children of employees from the estates of our Plantation companies.

JKH bestows an annual sponsorship to five legal interns, three from the Law Faculty and two from Law College.

Nineteen Tharuna Aruna trainees were afforded a 3-month intensive course of training in English and other business and social skills. After training we placed them in different profit centres of the Group, and those found suitable were absorbed into our permanent cadre.

Seventeen SLAS officers attached to the Ministry of Finance were provided with a four-day Orientation Programme covering the JKH Group in HR, Finance, IT systems and in the plantations, leisure and transportation sectors of the Group; additionally a series of visits were arranged to several of the Group's businesses.

A member of the Group, John Keells Office Automation sponsored the annual Technical Sessions of the Surveyor's Institute, Central Focus - the Secretary, a seminar under the auspices of the Junior Chamber of Sri Lanka, and Women in Management conducted by Worldview Global Institute.

Namunukula Plantations have a programme with Save the Children, Norway to strengthen the quality of early learning of children and child care within the community.

In supporting the Arts ...

The Group has been working with the George Keyt Foundation for seven


KEELLS
Lemonade

consecutive years, in organising and presenting the "Kala Pola" street event. Each year the works of talented artists and sculptors are displayed to an avid public, who scour their works for a suitable purchase. The purpose of Kala Pola is twofold - not just a facility to sell but also importantly, to provide an open-air "gallery" and forum for hundreds of talented persons from around the Island to display their work - a facility they would ordinarily not be able to afford with their own resources.

We sponsored the rhythmic presentations of Kalasuri Chitrasena, titled "Bera Handa" in February and March 2001 as part of our continued support to the Chitrasena School of Dancing.

We were also principal sponsors of the photographic exhibition "Natural Sri Lanka - Wildlife and Nature" in Colombo in June 2001.

In addition, several of our estates organise or sponsor art exhibitions, New Year "Bak Maha Ulela's", children's concerts and drama competitions over the year.



In Health care ...

Ceylon Cold Stores constructed a new waiting area at the entrance to the Army hospital at Slave Island, which now provides a proper shelter for family members, who come from far off areas to visit soldiers undergoing treatment at the Army hospital. In addition 100 chairs, 6 fans and tube lights were also supplied.

The Superintendents and staff of some of the estates of Namunukula Plantations Limited conducted a total of 12 Eye Camps in their areas, where approximately 157 patients were sent for cataract operations and 168 received spectacles to correct their sight.

Several Health campaigns and awareness programmes have been conducted by our estates, while assisting with the maintenance of hospital facilities. Fund raising campaigns have also been organised by the staff to collect funds for hospitals.

In Drought Relief ...

A prolonged drought in 2001, brought on severe hardships to the farming community of the Hambantota District.

Employees of the Group distributed 325 tanks containing 2000 litres of water, and 3 bowsers with 800 gallons of water to the area. A donation of Rs. 150,000/- was made to the Asarana Sarana Fund.



Clerical staff of John Keells Limited decided to forego their annual trip and use the money allocated to help the drought victims. In addition staff members contributed towards the distribution of school material to students of Mahagalwewa Primary School in Sooriyawewa.

Companies in the Plantation Sector provided additional relief in the form of cash, dry rations etc.

In assistance to differently abled persons ...

Each of our Keells Super outlets are associated with a charity. The Chitra Lane School for Special Children, SOS Children's Village, the School for the Deaf and Blind, Ratmalana and Prithipura Home, Wattala have been selected to be beneficiaries under this scheme, where in addition to monies being collected in tills and forwarded to them, Christmas cards and other material produced by the children are put up for sale at the Keells Super outlets.

The Pizza Hut team visited the Deaf and Blind school in Ratmalana and conducted a shramadhana campaign during which the school was painted and the lighting system rewired in two dormitories, before the children were treated to pizza.



Plantation companies in the Group assisted disabled servicemen by providing them with 6 blocks of land totalling over 20 perches in extent. In addition, Namunukula Plantations Limited donated artificial limbs worth over Rs. 60,000/- to disabled soldiers.

Staff in individual Group companies have over the year also contributed to donate foodstuff, clothing and school books to children and adults from various homes for the less privileged and supported a range of welfare activities.

In the field of Sports ...

We sponsor the School's under 19 Cricket Tournament and Awards Night and the School's Under 19 Six-a-Side tournament to foster talent and create a pool of talented cricketers-in-waiting, vis-à-vis the national team.

JKH and the Environment

In improved facilities ..

A number of the estates owned by our Plantation companies helped repair roads leading to the villages in their vicinity. Individual companies have contributed material support towards the re-construction of a key bridge of a village, to equip children's play parks, to initiate bus services and construct bus halts, to restore water supply and sanitation services at a village; conducting shramadana campaigns and by providing over 17,000 safe bottle lamps to villagers.

And to create a better environment ...

Our supermarkets have promoted the use of corrugated packing instead of polythene and introduced a programme to use recycled paper for letterheads, visiting cards and envelopes. Additionally, information boards have been erected near Keells Super outlets carrying the message "Save the Environment" spearheading JKH's efforts to protect the environment.

While we have done what we have, we are conscious that in truth one can never do enough in service to society and the environment - which is why our efforts keep increasing every year.

The numbers in detail

The Directors' Report to be presented at the 23rd Annual General Meeting of John Keells Holdings Limited to be held on 28th June 2002.

The Directors have pleasure in presenting to the members their Report together with the audited Financial Statements of John Keells Holdings Limited and the audited Consolidated Financial Statements of the Group for the year ended 31st March 2002.

Group Activities

The principal activities of the Group are shown on pages 98 to 99 of the Report.

Segment Reporting

The segment information is given in Notes 3.3, 11.5 and 28 to the Financial Statements.

Group Revenue

The revenue of the Group during the year was Rs. 11,777.3 million (2000/2001 - Rs. 11,821.8 million). The breakdown of revenue is provided in Note 3 to the Financial Statements on page 61.

Group Employment

The number of persons employed by John Keells Holdings Limited and its subsidiaries as at 31st March 2002 was 19,405 (31st March 2001 - 20,649).

Donations

Total donations made by the Group during the year amounted to Rs. 0.916 million (2000/2001 - Rs. 4.588 million), of which Rs. 0.464 million was to approved charities.

Property, Plant & Equipment

Land and buildings owned by companies in the Group were last revalued during the year ended 31st March 1996, except for that owned by Keells Plantation Management Services (Pvt) Limited, which was revalued on 31.03.98. Details of the Property, Plant & Equipment of the Company and the Group and their movements are given in Note 11 to the Financial Statements on pages 67 to 71.

Group expenditure during the year on the acquisition of Property, Plant & Equipment amounted to Rs. 493.3 million (2000/2001 - Rs. 1,149 million). Additions during the year as indicated in the Note includes adjustment on account of exchange fluctuations.

Investments

Details of Long Term Investments held by the Company and by the Group are given in Note 12 to the Financial Statements on pages 72 to 79.

Share Capital

The total issued share capital of the Company as at 31st March 2002 was Rs.1,853.459 million comprising 184,666,376 Ordinary Shares and 339,749 Global Depository Receipts (GDRs) with each GDR representing two ordinary shares. During the year 87,069 Global Depository Receipts were converted into 174,138 Ordinary Shares.

Options in respect of 1,783,950 shares were exercised during the year under the Employee Share Option Plan, for a total purchase consideration of Rs. 70.75 million.

Employee Share Option Plan

On 9th January 1996, Shareholders approved an Employee Share Option Plan whereby the Company could issue annually, for five years, non-transferable call share options not exceeding in aggregate 1% of the total issued capital of the Company as at the date of granting every such option. These options need to be exercised within three years of granting of such option. The first four awards under this First Plan have now lapsed.

On 29th June 2001, Shareholders approved a Second Plan whereby the Company could issue up to 5% of the issued share capital, with an annual limit of up to 2%, as non-transferable call share options. These options need to be exercised within five years of granting such option. On 10th October 2001, the first award under this plan was made whereby 3,670,000 shares were offered to employees at Rs. 36.50 per share, being the market value of the share as at that date.

As at 31st March 2002, options had been granted to selected Senior Executives of the Group on 5,677,500 shares. The number of options so granted is enhanced by bonus issues of the Company, subsequent to the date of the award. Such bonus issues have increased the actual number of shares available under the two plans to 9,853,210. Of this number, as at 31st March 2002, options had been exercised on a total of 2,723,998 shares with options on 4,930,800 shares still to be exercised and 2,198,412 having lapsed. Of those still to be exercised options on 1,541,000 shares have to be exercised within the next one year under the final award of the First Plan. Options under the first award of the Second Plan on 3,389,800 shares have to be exercised within the next five years.

Reserves

The movements during the year of Capital and Revenue Reserves are shown in Notes 19 and 20 respectively to the Financial Statements on pages 82 and 83.

Contingent Liabilities and Capital Commitments

Contingent liabilities as at 31st March 2002 and commitments made as at 31st March 2002 on capital expenditure not taken into the books as that date are given in Notes 30 and 31 to the Financial Statements on page 92.

Events subsequent to Balance Sheet date

Other than the commitments referred to in Note 32 to the Financial Statements, there have been no events subsequent to the Balance Sheet date which would have any material effect on the Company or on the Group.

Annual Report

The Board of Directors approved the Consolidated Financial Statements on 31st May 2002. The appropriate number of copies of this Report will be submitted to the Colombo Stock Exchange and to the Sri Lanka Accounting and Auditing Standards Monitoring Board on 4th June 2002.

Directors' Interests in Contracts

Directors' interests in contracts of the Company are disclosed in Note 29 to the Financial Statements on page 91 and have been declared at meetings of the Directors. The Directors have no direct or indirect interest in any other contract or proposed contract of the Company.

Directorate

The Board of Directors of the Company as at the date of the Report is provided on page 27 of the Report.

The Board Audit Review Committee as at date comprises Mr S Easparathasan (Chairman) and Mr E F G Amerasinghe. The Board Remuneration Committee comprises Mr E F G Amerasinghe (Chairman), Mr S Easparathasan and Mr J C L de Mel.

Mr S C Ratnayake, Mr G S A Gunasekera and Mr E F G Amerasinghe retire in terms of Article 84 of the Articles of Association of the Company and being eligible offer themselves for re-election.

Group Results and Appropriations

	2002 Rs.'000s	2001 Rs.'000s
After making provision for bad and doubtful debts and for all known liabilities and after providing for depreciation on Property, Plant & Equipment the profit earned before interest by the Group was	**805,436**	1,316,897
Interest paid during the year was	**(323,732)**	(221,806)
	481,704	1,095,091
After adjusting for provision for fall in value of Investments	**-**	(33,989)
And for profit/(loss) on sale of Investments	**79,098**	(21,476)
Profit accruing to the Company & subsidiaries was	**560,802**	1,039,626
To which share of profits of Associate Companies was added	**321,753**	265,750
Profit before taxation was	**882,555**	1,305,376
From which was deducted the provision for taxation including deferred taxation of	**(290,208)**	(304,262)
Leaving a net profit after taxation of	**592,347**	1,001,114
The amount attributable to Minority Interests was	**(48,966)**	(221,428)
The amount available to the Company was therefore	**543,381**	779,686
When the balance brought forward from the previous year (after adjustments) was added	**1,719,924**	1,529,044
The amount available for appropriation was	**2,263,305**	2,308,730
The Directors have recommended that transfers be made *to the General Reserve of*	**-**	*(30,000)*
And to the Dividend Reserve (Net) of	**(187,975)**	(62,159)
	2,075,330	2,216,571
On 22nd March 2002 an interim dividend of 10% was paid (2000/2001 - 10%)	**(162,997)**	(183,562)
out of dividends received free of tax – 2.26%	**(36,764)**	(183,562)
and dividends received net (liable to tax) – 7.74%	**(126,233)**	-
A Final Dividend of 10 % (2000/2001 - 10%) is being recommended amounting to	**(166,872)**	(169,566)
Which has been declared out of		
Dividends received free of tax – 1.34%	**22,351**	7,092
Dividends received net (liable to tax) – 8.66% (effective)	**144,521**	162,474
Leaving a balance to be carried forward to the next year of	**1,745,461**	1,863,443

Directors' Shareholdings

Shareholdings of Directors of the Company and of their respective spouses in the Company and in its subsidiary and associate companies are as follows:

John Keells Holdings Limited -

V Lintotawela - 2,570,495 (31.03.2001 - 2,561,745),
C J Fernando - 1,889,866 (31.03.2001 - 1,855,846),
Ms A Coomaraswamy - 1,023,690 (31.03.2001 - 989,940),
A D Gunewardene - 1,085,089 (31.03.2001 - 1,051,289),
S C Ratnayake - 1,043,640 (31.03.2001 - 1,009,710),
G S A Gunasekera - 537,718 (31.03.2001 - 517,368),
J C L de Mel - 22,500 (31.03.2001 - 22,500),
E F G Amerasinghe - Nil, S Easparathasan - Nil, T Das - Nil.

Options available under the Employee Share Option Plan of the Company -

V Lintotawela - 128,500 (31.03.2001 - 62,250),
C J Fernando - 128,500 (31.03.2001 - 62,250),
Ms A Coomaraswamy - 128,500 (31.03.2001 - 62,250),
A D Gunewardene - 128,500 (31.03.2001 - 62,250),
S C Ratnayake - 128,500 (31.03.2001 - 62,250),
G S A Gunasekera - 128,500 (31.03.2001 - 62,250).

Ceylon Cold Stores Limited -

V Lintotawela - 9,600 (31.03.2001 - 9,600),
C J Fernando - 12,570 (31.03.2001 - 12,570),
Ms A Coomaraswamy - 7,622 (31.03.2001 - 7,622),
A D Gunewardene - 7,000 (31.03.2001 - 7,000),
S C Ratnayake - 760 (31.03.2001 - 760),
G S A Gunasekera - 3,812 (31.03.2001 - 3,812).

Ceylon Holiday Resorts Limited -

C J Fernando - 2,700 (31.03.2001 - 2,700),
Ms A Coomaraswamy - 2,500 (31.03.2001 - 2,500),
A D Gunewardene - 3,166 (31.03.2001 - 3,166),
S C Ratnayake - 10,000 (31.03.2001 - 10,000).

Habarana Lodge Limited -

V Lintotawela - 533 (31.03.2001 - 533),
C J Fernando - 2,500 (31.03.2001 - 2,500),
G S A Gunasekera - 2,360 (31.03.2001 - 2,360).

International Tourists & Hoteliers Limited -

V Lintotawela - 5,027 (31.03.2001 - 5,027),
Ms A Coomaraswamy - 5,427 (31.03.2001 - 5,427),
S C Ratnayake - 9,375 (31.03.2001 - 9,375).

John Keells Limited -

Ms A Coomaraswamy - 856 (31.03.2001 - 856).

Kandy Walk Inn Limited -

V Lintotawela - 2,613 (31.03.2001 - 2,613),
C J Fernando - 1,500 (31.03.2001 - 1,500),
S C Ratnayake - 250 (31.03.2001 - 250),
G S A Gunasekera - 567 (31.03.2001 - 567).

Keells Food Products Limited -

V Lintotawela - 6,635 (31.03.2001 - 6,635),
C J Fernando - 4 (31.03.2001 - 4),
Ms A Coomaraswamy - 2,500 (31.03.2001 - 2,500),
S C Ratnayake - 2,500 (31.03.2001 - 2,500),
G S A Gunasekera - 1,666 (31.03.2001- 1,666).

Maskeliya Plantations Limited -

V Lintotawela - 25,100 (31.03.2001 - 25,100).

Nations Trust Bank -

V Lintotawela - 35,601 (31.03.2001 - 35,601),
C J Fernando - 77,801 (31.03.2001 - 77,801),
Ms A Coomaraswamy - 13,700 (31.03.2001 - 13,700),
A D Gunewardene - 67,301 (31.03.2001 - 67,301),
G S A Gunasekera - 1,600 (31.03.2001 - 1,600).

Tea Smallholder Factories Limited -

V Lintotawela - 10,000 (31.03.2001 - 10,000),
Ms A Coomaraswamy - 5,000 (31.03.2001 - 5,000),
G S A Gunasekera - 1,000 (31.03.2001 - 1,000).

Union Assurance Limited -

A D Gunewardene - 1,999 (31.03.2001 - 1,999)

None of the Directors hold shares in any other company in the Group other than for nominee holdings.

Auditors

The Financial Statements for the year have been audited by Messrs. Ernst & Young (Chartered Accountants) who offer themselves for re-appointment. At a meeting of the Board of Directors held on 22nd April 2002, it was resolved that they be recommended for re-appointment as Auditors.

By Order of the Board
Keells Consultants Limited
Secretaries

31st May 2002

Statement of the Directors' Responsibility for the preparation of Financial Statements

The responsibility of the Directors, in relation to the Financial Statements, is set out in the following statement. The responsibility of the Auditors, in relation to the Financial Statements, is set out in the Report of the Auditors on page 42 of the Report.

As per the provisions of the Companies Act No. 17 of 1982, the Directors are required to prepare for each financial year and place before a general meeting financial statements, which comprise-

- a Profit and Loss Account, which presents a true and fair view of the profit and loss of the Company and its subsidiaries for the financial year; and
- a Balance Sheet, which presents a true and fair view of the state of affairs of the Company and its subsidiaries as at the end of the financial year,

and which comply with the requirements of the Act.

The Directors are of the view that, in preparing these Financial Statements:

i. the appropriate accounting policies have been selected and applied in a consistent manner. Material departures, if any have been disclosed and explained;

ii. all applicable Accounting Standards, as relevant, have been followed;

iii. judgements and estimates have been made which are reasonable and prudent.

The Directors are also of the view that the Company has adequate resources to continue in operation and have applied the going concern basis in preparing these Financial Statements.

Further, the Directors have a responsibility to ensure that the Company maintains sufficient accounting records to disclose, with reasonable accuracy the financial position of the Company and of the Group, and to ensure that the financial statements presented comply with the requirements of the Companies Act.

The Directors are also responsible for taking reasonable steps to safeguard the assets of the Company and of the Group and in this regard to give proper consideration to the establishment of appropriate internal control systems with a view to preventing and detecting fraud and other irregularities.

The Directors are required to prepare the Financial Statements and to provide the Auditors with every opportunity to take whatever steps and undertake whatever inspections they may consider to be appropriate, to enable them to give their Audit Opinion

The Directors are of the view that they have discharged their responsibilities as set out in this statement.

Compliance Report

The Directors confirm that to the best of their knowledge, all taxes, duties and levies payable by the Company and its subsidiaries, all contributions, levies and taxes payable on behalf of and in respect of the employees of the Company and its subsidiaries, and all other known statutory dues as were due and payable by the Company and its subsidiaries as at the Balance Sheet date have been paid or, where relevant provided for.

By Order of the Board

Keells Consultants Limited
Secretaries

31st May 2002

ERNST & YOUNG

Chartered Accountants
201, De Saram Place,
P.O. Box 101,
Colombo 10,
Sri Lanka.

Telephone : (01) 697363
Fax Gen : (01) 697369
Tax : 074 710383
E Mail : eysl@sltnet.lk

Auditors' Report

TO THE MEMBERS OF JOHN KEELLS HOLDINGS LIMITED

We have audited the Balance Sheet of John Keells Holdings Limited as at March 31, 2002, the Consolidated Balance Sheet of the Company and its Subsidiaries as at that date, and the related Statements of Income, Cash Flows and Changes in Equity for the year then ended, together with the Accounting Policies and Notes as set out on pages 48 to 92.

Respective Responsibilities of Directors and Auditors

The Directors are responsible for preparing and presenting these Financial Statements in accordance with the Sri Lanka Accounting Standards. Our responsibility is to express an opinion on these Financial Statements, based on our audit.

Basis of Opinion

We conducted our audit in accordance with the Sri Lanka Auditing Standards, which require that we plan and perform the audit to obtain reasonable assurance whether the said Financial Statements are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the said Financial Statements, assessing the accounting principles used and significant estimates made by the Directors, evaluating the overall presentation of the Financial Statements, and determining whether the said Financial Statements are prepared and presented in accordance with the Sri Lanka Accounting Standards. We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit. We therefore believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, so far as appears from our examination, the Company maintained proper books of account for the year ended March 31, 2002, and to the best of our information and according to the explanations given to us, the said Balance Sheet and related Statements of Income, Cash Flows and Changes in Equity and the Accounting Policies and Notes thereto, which are in agreement with the said books, have been prepared and presented in accordance with the Sri Lanka Accounting Standards, provide the information required by the Companies Act No. 17 of 1982 and give a true and fair view of the Company's state of affairs as at March 31, 2002 and its profit and cash flows for the year then ended.

In our opinion, the Consolidated Balance Sheet and Statements of Income, Cash Flows and Changes in Equity and the Accounting Policies and Notes thereto have been properly prepared and presented in accordance with the Companies Act No. 17 of 1982 and the Sri Lanka Accounting Standards, and give a true and fair view of the state of affairs as at March 31, 2002 and the profit and cash flows for the year then ended of the Company and its Subsidiaries dealt with thereby, so far as concerns the members of the Company.

Directors' Interests in Contracts with the Company

According to the information made available to us, the Directors of the Company were not directly or indirectly interested in contracts with the Company during the year ended March 31, 2002 except as stated in Note 29 to these Financial Statements.

(Signed)
Ernst & Young
Chartered Accountants
Colombo

31st May 2002

Partners : G A E Gunatilleke FCA A D B Talwatte FCA FCMA T K Bandaranayake FCA
Mrs. L C Nanayakkara ACA FCMA W R H Fernando FCA FCMA
M P D Cooray ACA FCMA H M A Jayesinghe ACA FCMA D K Hulangamuwa ACA FCMA
A P A Gunasekera FCA FCMA A S M Ismail ACA FCMA A Herath FCA

Income Statement

For the year ended 31st March		Company		Group	
		2002	2001	2002	2001
In Rs. '000s	Note				
Revenue	3	**847,945**	915,436	**11,777,320**	11,821,849
Cost of Sales		**(68,632)**	(57,299)	**(8,201,945)**	(7,962,885)
Gross Profit		**779,313**	858,137	**3,575,375**	3,858,964
Other Operating Income	4	**30,086**	56,719	**203,079**	214,639
		809,399	914,856	**3,778,454**	4,073,603
Administrative Expenses		**(170,180)**	(181,491)	**(2,205,335)**	(2,166,702)
Distribution Expenses		**-**	-	**(423,401)**	(422,200)
Other Operating Expenses		**(88,812)**	(77,861)	**(180,478)**	(189,280)
Profit from Operating Activities	5	**550,407**	655,504	**969,240**	1,295,421
Cost of Voluntary Retirement Scheme		**-**	-	**(149,957)**	-
Profit from sale of Discontinued Operations	6	**129,577**	-	**65,251**	-
Provision for fall in Value of Investments		**(19,401)**	(111,203)	**-**	(33,989)
Finance Expenses	7	**(164,835)**	(98,313)	**(323,732)**	(221,806)
Profit from Ordinary Activities before Tax		**495,748**	445,988	**560,802**	1,039,626
Share of Associate Company Profits		**-**	-	**321,753**	265,750
Profit before Taxation		**495,748**	445,988	**882,555**	1,305,376
Income Tax Expense	8	**1,559**	(7,397)	**(290,208)**	(304,262)
Profit after Taxation		**497,307**	438,591	**592,347**	1,001,114
Minority Interest		**-**	-	**(48,966)**	(221,428)
Profit attributable to the Group		**497,307**	438,591	**543,381**	779,686

			Rs.	Rs.	Rs.	Rs.
Earnings Per Share	- Basic/Diluted	9	**2.70**	2.39	**2.95**	4.25
Dividends Per Share	- Gross/Effective		**2.00**	2.00	**2.00**	2.00
Dividends Per Share	- Net		**1.79**	1.92	**1.79**	1.92

The Accounting Policies and Notes as set out on pages 48 to 92 form an integral part of the Financial Statements.

31st May 2002

Balance Sheet

As at 31st March		Company		Group	
		2002	2001	**2002**	2001
In Rs. '000s	Note				
ASSETS					
Non-Current Assets					
Property, Plant & Equipment	11	**383,444**	380,932	**8,928,274**	9,135,100
Investments in Subsidiaries & Joint Ventures	12	**2,376,640**	2,348,015	**10,680**	24,008
Investments in Associates	12	**1,268,004**	1,150,686	**2,245,066**	2,018,881
Other Investments	12	**97,056**	116,712	**146,483**	154,600
Long Term Receivables	13	**434,322**	419,134	**3,500**	3,500
Deferred Expenditure	14	**-**	-	**1,921**	2,277
		4,559,466	4,415,479	**11,335,924**	11,338,366
Current Assets					
Inventories	15	**256**	-	**1,203,734**	1,205,348
Trade & Other Receivables	16	**1,082,815**	275,983	**3,688,512**	2,786,163
Short Term Loans given to Related Parties		**433,854**	533,686	**-**	-
Short Term Investments	17	**252,902**	156,247	**3,437,510**	3,704,365
Cash in Hand and at Bank		**34,752**	71,310	**912,702**	608,315
		1,804,579	1,037,226	**9,242,458**	8,304,191
Total Assets		**6,364,045**	5,452,705	**20,578,382**	19,642,557
EQUITY & LIABILITIES					
Capital & Reserves					
Share Capital	18	**1,853,459**	1,835,619	**1,853,459**	1,835,619
Capital Reserves	19	**1,102,644**	1,049,728	**2,597,629**	2,571,890
Revenue Reserves	20	**1,104,828**	937,389	**3,961,474**	3,772,915
Total Equity		**4,060,931**	3,822,736	**8,412,562**	8,180,424
Minority Interest		**-**	-	**1,801,799**	1,959,408
Non-Current Liabilities					
Interest Bearing Borrowings	21	**486,876**	341,970	**1,165,944**	1,221,912
Deferred Tax Liabilities	22	**-**	-	**345,487**	306,786
Retirement Benefit Obligations	23	**44,967**	37,097	**490,528**	481,787
Other Deferred Liabilities	24	**-**	-	**93,646**	77,690
		531,843	379,067	**2,095,605**	2,088,175
Current Liabilities					
Trade & Other Payables	25	**132,620**	89,609	**5,666,827**	5,866,599
Amounts due to Related Parties		**467,549**	501,096	**-**	-
Income Tax Liabilities		**-**	6,212	**32,201**	12,520
Dividends Payable		**166,872**	169,566	**166,872**	169,566
Short Term Borrowings	26	**508,472**	200,000	**986,216**	327,926
Interest Bearing Borrowings	21	**178,717**	114,000	**398,997**	240,575
Bank Overdrafts		**317,041**	170,419	**1,017,303**	797,364
		1,771,271	1,250,902	**8,268,416**	7,414,550
Total Equity & Liabilities		**6,364,045**	5,452,705	**20,578,382**	19,642,557

The Board of Directors is responsible for the preparation and presentation of these Financial Statements.

Signed for and on behalf of the Board by,

(Sgd.) **V. Lintotawela**
Chairman

(Sgd.) **A. Coomaraswamy**
Group Finance Director

31st May 2002

The Accounting Policies and Notes as set out on pages 48 to 92 form an integral part of the Financial Statements.

Cash Flow Statement

For the year ended 31st March		Company		Group	
		2002	2001	**2002**	2001
In Rs. '000s	Note				
CASH FLOWS FROM OPERATING ACTIVITIES					
Net Profit before Taxation		**495,748**	445,988	**882,555**	1,305,376
Adjustments for: Interest Received		**-**	-	**(17,650)**	(12,715)
Finance Expenses		**164,835**	98,313	**323,732**	221,806
Dividends Received		**-**	-	**(14,191)**	(2,332)
Share of Associate Company Profits		**-**	-	**(321,753)**	(265,750)
Depreciation		**14,261**	15,263	**755,793**	661,613
Loss/(Profit) from sale of Discontinued Operations		**(129,577)**	-	**(65,251)**	-
Loss/(Profit) on sale of Property, Plant & Equipment		**(10)**	2,591	**(10,979)**	(15,209)
Loss/(Profit) on sale of Shares		**(4,531)**	10,164	**(13,847)**	21,476
Provision for fall in Value of Investments		**19,401**	111,203	**-**	33,989
Goodwill on Consolidation		**-**	-	**(5,397)**	(4,388)
Bad Debts		**18,296**	36,806	**-**	-
Retiring Gratuity (net of payments)		**7,871**	1,891	**16,940**	37,156
Amortisation of Grants & Subsidies		**-**	-	**(3,087)**	(1,067)
Deferred Expenditure (net)		**-**	-	**(1,825)**	1,263
Operating Profit before Working Capital Changes		**586,294**	722,219	**1,525,040**	1,981,218
(Increase)/Decrease in Inventories		**(256)**	-	**1,614**	(163,953)
(Increase)/Decrease in Receivables & Prepayments		**(699,209)**	23,408	**(870,320)**	73,783
Increase/(Decrease) in Creditors & Accruals		**9,463**	(145,288)	**(222,539)**	133,776
Increase/(Decrease) in Short Term Borrowings		**308,471**	200,000	**658,290**	104,538
Increase/(Decrease) consequent to changes in Subsidiaries		**-**	-	**(29,001)**	10,580
Amount due on sale of Discontinued Operations		**567,030**	-	**580,942**	-
Cash Generated from Operations		**771,793**	800,339	**1,644,026**	2,139,942
Interest Received		**-**	-	**17,650**	12,715
Finance Expenses Paid		**(164,835)**	(98,313)	**(323,732)**	(221,806)
Dividends Received		**-**	-	**63,829**	71,909
Income Tax Paid		**(12,442)**	(85,470)	**(253,214)**	(364,438)
Net Cash Flow from Operating Activities		**594,516**	616,556	**1,148,559**	1,638,322
CASH FLOWS USED IN INVESTING ACTIVITIES					
Acquisition of Property, Plant & Equipment		**(16,812)**	(16,555)	**(493,269)**	(1,149,049)
Purchase of Investments		**(603,632)**	(454,326)	**(568,625)**	(199,493)
Acquisition of Interest in Subsidiaries		**-**	-	**(36,110)**	(74,856)
Proceeds from sale of Property, Plant & Equipment		**49**	2,649	**36,095**	73,419
Proceeds from sale of other Investments		**25,023**	33,329	**45,647**	61,034
Grants Received for investing activities		**-**	-	**15,656**	27,484
Net Cash Flow used in Investing Activities		**(595,372)**	(434,903)	**(1,000,606)**	(1,261,461)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from Issuance of Shares - Company		**70,756**	875	**70,756**	875
Minority Interest		**-**	-	**(159,437)**	(187,959)
Dividends Paid		**(332,563)**	(290,533)	**(332,563)**	(290,533)
Long Term Borrowings - Related Parties		**(33,485)**	-	**-**	-
Proceeds from Interest Bearing Borrowings		**323,596**	-	**390,017**	128,703
Repayment of Interest Bearing Borrowings		**(113,973)**	(115,278)	**(299,133)**	(295,697)
Net Cash Flow from Financing Activities		**(85,669)**	(404,936)	**(330,360)**	(644,611)
NET INCREASE IN CASH & CASH EQUIVALENTS		**(86,525)**	(223,283)	**(182,407)**	(267,750)
CASH & CASH EQUIVALENTS AT THE BEGINNING	27	**57,138**	280,421	**3,515,316**	3,783,066
CASH & CASH EQUIVALENTS AT THE END	27	**(29,387)**	57,138	**3,332,909**	3,515,316

The Accounting Policies and Notes as set out on pages 48 to 92 form an integral part of the Financial Statements.

Statement of Changes in Equity - Company

	Note	Share Capital	Global Depository Receipts	Share Premium	Revaluation Reserve	General Reserve	Dividend Reserve	Investment Equalisation Reserve	Accumulated Profit	Total Equity
In Rs. '000s										
Balance as at 1st April 2000		608,184	3,614	2,007,310	265,364	420,000	307,841	75,000	49,085	3,736,398
Bonus Issue of Shares		1,216,371	7,225	(1,223,596)	–	–	–	–	–	–
GDRs converted during the year		2,303	(2,303)	–	–	–	–	–	–	–
Share Options exercised during the year		225	–	–	–	–	–	–	–	225
Premium on Issue of Shares during the year		–	–	675	–	–	–	–	–	675
Expenses on Issue of Bonus Shares		–	–	(25)	–	–	–	–	–	(25)
Reserved during the year										
General Reserve		–	–	–	–	30,000	–	–	–	30,000
Dividend Reserve		–	–	–	–	–	62,159	–	–	62,159
		1,827,083	8,536	784,364	265,364	450,000	370,000	75,000	49,085	3,829,432
Net Profit for the period		–	–	–	–	–	–	–	438,591	438,591
Transfer to General Reserve		–	–	–	–	–	–	–	(30,000)	(30,000)
Transfer to Dividend Reserve		–	–	–	–	–	–	–	(62,159)	(62,159)
Interim Dividend Paid	10	–	–	–	–	–	–	–	(183,562)	(183,562)
Final Dividend Proposed	10	–	–	–	–	–	–	–	(169,566)	(169,566)
Balance as at 31st March 2001		1,827,083	8,536	784,364	265,364	450,000	370,000	75,000	42,389	3,822,736
Bonus Issue of Shares		–	–	–	–	–	–	–	–	–
GDRs converted during the year		1,741	(1,741)	–	–	–	–	–	–	–
Share Options exercised during the year		17,840	–	–	–	–	–	–	–	17,840
Premium on Issue of Shares during the year		–	–	52,916	–	–	–	–	–	52,916
Reserved during the year										
General Reserve		–	–	–	–	–	–	–	–	–
Dividend Reserve		–	–	–	–	–	187,976	–	–	187,976
		1,846,664	6,795	837,280	265,364	450,000	557,976	75,000	42,389	4,081,468
Net Profit for the period		–	–	–	–	–	–	–	497,307	497,307
Transfer to Dividend Reserve		–	–	–	–	–	–	–	(187,975)	(187,975)
Interim Dividend Paid	10	–	–	–	–	–	–	–	(162,997)	(162,997)
Final Dividend Proposed	10	–	–	–	–	–	–	–	(166,872)	(166,872)
Balance as at 31st March 2002		1,846,664	6,795	837,280	265,364	450,000	557,976	75,000	21,852	4,060,931

The Accounting Policies and Notes as set out on pages 48 to 92 form an integral part of the Financial Statements.

Statement of Changes in Equity - Group

In Rs. '000s	Note	Share Capital	Global Depository Receipts	Share Premium	Re-valuation Reserve	Exchange Reserve	Other Capital Reserves	Goodwill	General Reserve	Dividend Reserve	Investment Equalisation Reserve	Accumulated Profit	Total Equity
Balance as at 1st April 2000 re-stated		608,184	3,614	2,007,310	985,199	54,538	454,408	76,460	1,395,810	352,379	75,000	1,528,167	7,541,069
Adjustment on account of disposal of Revalued Asset		–	–	–	(7,162)	–	–	–	–	–	–	7,162	–
Adjustment on account of discontinuation of Subsidiaries		–	–	–	–	–	–	–	(5,876)	–	–	(1,543)	(7,419)
Adjustment on account of changes in Holding		–	–	–	–	–	–	–	–	–	–	(4,742)	(4,742)
		608,184	3,614	2,007,310	978,037	54,538	454,408	76,460	1,389,934	352,379	75,000	1,529,044	7,528,908
Bonus Issue of Shares		1,216,371	7,225	(1,223,596)	–	–	–	–	–	–	–	–	–
GDRs converted during the year		2,303	(2,303)	–	–	–	–	–	–	–	–	–	–
Share Options exercised during the year		225	–	–	–	–	–	–	–	–	–	–	225
Premium on Issue of Shares during the year		–	–	675	–	–	–	–	–	–	–	–	675
Expenses on Issue of Bonus Shares		–	–	(25)	–	–	–	–	–	–	–	–	(25)
Goodwill arising during the year		–	–	–	–	–	–	148,179	–	–	–	–	148,179
Goodwill amortised during the year		–	–	–	–	–	–	(4,388)	–	–	–	–	(4,388)
Reserved during the year													
General Reserve		–	–	–	–	–	–	–	151,169	–	–	–	151,169
Dividend Reserve		–	–	–	–	–	–	–	–	59,518	–	–	59,518
		1,827,083	8,536	784,364	978,037	54,538	454,408	220,251	1,541,103	411,897	75,000	1,529,044	7,884,261
Gain or Loss not recognised in the Income Statement													
Currency Translation Differences		–	–	–	–	80,292	–	–	–	–	–	–	80,292
Net Profit for the period		–	–	–	–	–	–	–	–	–	–	779,686	779,686
Transfer to General Reserve		–	–	–	–	–	–	–	–	–	–	(30,000)	(30,000)
Transfer to Dividend Reserve		–	–	–	–	–	–	–	–	–	–	(62,159)	(62,159)
Interim Dividend Paid	10	–	–	–	–	–	–	–	–	–	–	(183,562)	(183,562)
Final Dividend Proposed	10	–	–	–	–	–	–	–	–	–	–	(169,566)	(169,566)
		1,827,083	8,536	784,364	978,037	134,830	454,408	220,251	1,541,103	411,897	75,000	1,863,443	8,298,952
Retained by Subsidiaries in Reserves		–	–	–	–	–	–	–	–	–	–	(118,528)	(118,528)
Balance as at 31st March 2001		1,827,083	8,536	784,364	978,037	134,830	454,408	220,251	1,541,103	411,897	75,000	1,744,915	8,180,424
Adjustment on account of new/ Discontinued Operations		–	–	–	–	–	(1,288)	(100,881)	38	–	–	(1,300)	(103,431)
Adjustment on account of changes in Holding		–	–	–	–	–	–	–	–	–	–	(23,691)	(23,691)
		1,827,083	8,536	784,364	978,037	134,830	453,120	119,370	1,541,141	411,897	75,000	1,719,924	8,053,302
GDRs converted during the year		1,741	(1,741)	–	–	–	–	–	–	–	–	–	–
Share Options exercised during the year		17,840	–	–	–	–	–	–	–	–	–	–	17,840
Premium on Issue of Shares during the year		–	–	52,916	–	–	–	–	–	–	–	–	52,916
Goodwill arising during the year		–	–	–	–	–	–	14,440	–	–	–	–	14,440
Goodwill amortised during the year		–	–	–	–	–	–	(5,397)	–	–	–	–	(5,397)
Reserved during the year													
General Reserve		–	–	–	–	–	–	–	56,402	–	–	–	56,402
Dividend Reserve		–	–	–	–	–	–	–	–	232,417	–	–	232,417
		1,846,664	6,795	837,280	978,037	134,830	453,120	128,413	1,597,543	644,314	75,000	1,719,924	8,421,920
Gain or Loss not recognised in the Income Statement													
Currency Translation Differences		–	–	–	–	65,949	–	–	–	–	–	–	65,949
Net Profit for the period		–	–	–	–	–	–	–	–	–	–	543,381	543,381
Transfer to Dividend Reserve		–	–	–	–	–	–	–	–	–	–	(187,975)	(187,975)
Interim Dividend Paid	10	–	–	–	–	–	–	–	–	–	–	(162,997)	(162,997)
Final Dividend Proposed	10	–	–	–	–	–	–	–	–	–	–	(166,872)	(166,872)
		1,846,664	6,795	837,280	978,037	200,779	453,120	128,413	1,597,543	644,314	75,000	1,745,461	8,513,406
Retained by Subsidiaries in Reserves												(100,844)	(100,844)
Balance as at 31st March 2002		1,846,664	6,795	837,280	978,037	200,779	453,120	128,413	1,597,543	644,314	75,000	1,644,617	8,412,562

The Accounting Policies and Notes as set out on pages 48 to 92 form an integral part of the Financial Statements.

1. Corporate Information

1.1 General

John Keells Holdings Limited is a public limited liability company incorporated and domiciled in Sri Lanka and listed on the Colombo Stock Exchange. The Registered Office and the principal place of business of the Company is located at 130, Glennie Street, Colombo 2.

Global Depository Receipts (GDRs) of John Keells Holdings Limited are listed on the Luxembourg Stock Exchange.

In the Report of the Directors and in the Financial Statements, "the Company" refers to John Keells Holdings Limited as the Holding Company and "the Group" refers to the companies whose accounts have been consolidated therein.

1.2 John Keells Holdings Limited became the Holding Company of the Group during the financial year ended 31st March 1986. The principal activities of the Group are stated on pages 98 and 99. As at 31st March 2002 the Group employed 19,405 persons (20,649 as at 31st March 2001)

1.3 The Notes to the Financial Statements on pages 48 to 92 form an integral part of the Financial Statements.

1.4 All values presented in the Financial Statements are in Sri Lanka Rupees thousands (Rs.'000s) unless otherwise indicated.

1.5 Companies in the Group

a) Subsidiaries

All companies in the Group whose Financial Statements have been included in the Consolidated Financial Statements have been listed on pages 98 and 99 of the Report.

Subsidiary companies have been consolidated under Section 150(1)(a)(ii) of the Companies Act No. 17 of 1982.

The following companies have been consolidated under Section 150(1)(a)(i) of the Companies Act:

Namunukula Plantations Limited
Tea Smallholder Factories Limited
D H L Keells (Pvt) Limited
Mack Air Services Maldives (Pte) Limited
Trans-ware Logistics (Pvt) Limited
International Tourists and Hoteliers Limited

The following subsidiary companies have been incorporated outside Sri Lanka:

Name	Country of Incorporation
Chartersoft Limited	Guernsey
John Keells Singapore (Pte) Limited	Singapore
John Keells Business Systems (UK) Limited	United Kingdom
John Keells Maldivian Resorts (Pte) Limited	Republic of Maldives
Travel Club (Pte) Limited	Republic of Maldives
Fantasea World Investments (Pte) Limited	Republic of Maldives
Mack Air Services Maldives (Pte) Limited	Republic of Maldives
Matheson Keells Air Services (Pvt) Limited	India
Matheson Keells Enterprises (Pvt) Limited	India

b) Associates

Associate companies of the Group, whose results have been included in the Consolidated Financial Statements on the basis of the share of income accruing to the Group are:

Nations Trust Bank Limited
Union Assurance Limited
Ceylinco Tourist Hotels Limited
RPK Management Services (Pvt) Limited
Exotic Horticulture (Pvt) Limited
Kegalle Plantations Limited
Maskeliya Plantations Limited
South Asia Gateway Terminals (Pvt) Limited
Richard Pieris & Company Limited

All the above associate companies are incorporated in Sri Lanka.

c) Joint Ventures

The Financial Statements of Chartersoft Limited, a jointly controlled entity between John Keells Holdings Limited and Benmore Services Incorporated of the Bahamas, have been included in the Consolidated Financial Statements on the basis of the Company's share of assets, liabilities, income and expenses of the jointly controlled entity.

2. Summary of Significant Accounting Policies

2.1 General Policies

2.1.1 Basis of Preparation

The Balance Sheet, Statements of Income, Changes in Equity and Cash Flows, together with Accounting Policies and Notes (the "Financial Statements") of the Group as at 31st March 2002 and for the year then ended, comply with the Sri Lanka Accounting Standards.

The Financial Statements, presented in Sri Lanka Rupees, have been prepared on a historical cost basis except for certain Property, Plant & Equipment, which have been revalued and certain marketable investments, which are stated at market values.

2.1.2 Comparative Information

The Accounting Policies which have been consistently applied by the Group are, unless otherwise stated, consistent with those used in the previous year.

2.1.3 Consolidation Policy

a) Principles of Consolidation

The Financial Statements of the Group represent the consolidation of the Financial Statements of the Company, and its controlled subsidiaries after elimination of all material intra group transactions.

Subsidiaries are controlled from the date the Parent obtains control until such time as control ceases. Acquisition of subsidiaries are accounted for using the purchase method of accounting.

The total profits and losses for the period of the Company and of its subsidiaries included in consolidation are shown in the Consolidated Income Statement with the proportion of profit or loss after taxation pertaining to minority shareholders of subsidiaries being deducted as "Minority Interest".

All assets and liabilities of the Company and of its subsidiaries included in consolidation are shown in the Consolidated Balance Sheet. The interest of minority shareholders of subsidiaries in the fair value of net assets of the Group are indicated separately in the Consolidated Balance Sheet under the heading "Minority Interest".

b) ***Associate Companies***

Associate companies which are listed in Note 1.5(b) have been accounted for on the equity method.

Associates are those investments in which the Group has significant influence of 20% to 50% and which are neither subsidiaries or joint ventures of the Group.

The Income Statement reflects the Group's share of the results of the operations of each associate.

The related investments are carried forward in the Consolidated Balance Sheet at values adjusted to reflect the Group's share of the fair value of net assets of the associates, net of any dividends paid by such associate.

c) ***Joint Ventures***

The Group's interests in Joint Ventures is accounted for by proportionate consolidation, whereby the Venturer's proportionate share of each of the Assets, Liabilities, Income and Expenses of the jointly controlled entity is combined on a line by line basis with similar items in the Consolidated Financial Statements.

d) ***Goodwill***

Goodwill represents the excess of the cost of the acquisition over the fair value of identifiable net assets of a subsidiary, associate or joint venture as at the date of acquisition. Goodwill is amortised on a straight-line basis over the useful economic life of the acquisitions upto a presumed maximum of twenty years based on factors such as the foreseeable life of the business, period of lease etc. It is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is stated at cost less accumulated amortisation.

Goodwill relating to foreign entities is the excess of the value of the purchase price, translated into Sri Lanka Rupees at the rate prevalent on the date of acquisition, over the fair value of the assets as at that date.

e) ***New Subsidiaries***

Nexus Networks (Pvt) Limited was incorporated as a subsidiary on 17 April 2001. Matheson Keells Enterprises (Pvt) Limited was acquired on 31 January 2001.

f) ***Financial Year***

All companies in the Group have a common financial year which ends on 31st March, other than for Union Assurance Limited and Nations Trust Bank Limited, which are associate companies and where the financial year ends on 31st December.

2.1.4 Foreign Currency Translation

a) All foreign exchange transactions are converted to Sri Lanka Rupees, which is the reporting currency, at the rates of exchange prevailing at the time the transactions are effected. Monetary assets and liabilities denominated in foreign currencies are translated to the Sri Lanka Rupee equivalents using year-end spot foreign exchange rates. Non-monetary assets and liabilities are translated using exchange rates that existed when the values were determined. The resulting gains and losses are accounted for in the Income Statement.

b) The Balance Sheets and Income Statements of overseas subsidiaries are translated at the rate of exchange prevailing as at the Balance Sheet date and at the average rate of exchange for the period respectively.

Net equity investments in overseas subsidiaries are converted at the rate prevailing on the date the relevant equity was acquired.

Exchange differences that arise on the translation of net equity investments in overseas subsidiaries are treated as a movement in the Exchange Translation Reserve owing to the long-term nature of the investment. The total balance pertaining to exchange differences has been classified under Capital Reserves in Note 19 to the Financial Statements.

The exchange rates applicable during the period were as follows:

	Balance Sheet		Income Statement Average Rate		Net Equity Investment
	2001/2002	2000/2001	2001/2002	2000/2001	
	Rs.	Rs.	Rs.	Rs.	Rs.
Singapore Dollar	51.75	48.19	50.69	45.86	28.25
Pound Sterling	136.50	123.79	131.78	118.52	95.07
US Dollar	95.65	86.75	91.99	80.88	63.52
Indian Rupee	1.96	1.86	1.93	1.84	1.71

2.1.5 Taxation

a) ***Current Taxes***

The provision for income tax is based on the elements of income and expenditure as reported in the Financial Statements and computed in accordance with the provisions of the relevant tax statutes.

b) ***Deferred Taxation***

Deferred Taxation is provided for on the liability method. The tax effect of all timing differences which occur, as a result of items being allowed for income tax purposes during a period different from that when they are recognised in the Financial Statements, is included as a Provision for Deferred Taxation at rates of taxation which would prevail at the time the difference reverses.

Deferred tax assets are recognised with regard to all deductible timing differences and unabsorbed tax losses brought forward, to the extent that it is probable that taxable profit will be available against which the deductible timing differences and carry forward of unabsorbed tax losses can be utilised. The carrying amount of such deferred tax assets is reviewed at each Balance Sheet date and reduced by the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

c) Capital Gains Tax

As per the existing legislation, Capital Gains Tax would become payable in the event that immovable properties held for less than 25 years, are either sold or disposed of. Immovable properties of Ceylon Cold Stores Limited, John Keells Limited, Mackinnon and Keells Financial Services Limited and Whittall Boustead Limited have been held for more than 25 years and will therefore not be liable to Capital Gains Tax as per the current provisions of the Inland Revenue Act.

However, in view of the draft legislation for the abolition of income tax on capital gains, there will be no liability to Capital Gains tax, with effect from the Year of Assessment 2002/03.

d) Turnover based Taxes

Turnover based taxes include Goods and Services Tax (GST), National Security Levy (NSL) and Turnover Tax (TT). Companies in the Group pay such taxes in accordance with the respective statutes.

2.1.6 Borrowing Costs

Borrowing costs are recognised as an expense in the period in which they are incurred.

2.1.7 Deferred Expenditure

Expenditure which is deemed to have a benefit or relationship to more than one financial year is classified as deferred expenditure. Such expenditure is written off over the period to which it relates, on a straight-line basis, as disclosed in Note 14 to the Financial Statements.

2.2 Valuation of Assets and their Bases of Measurement

2.2.1 Inventories

Inventories are valued at the lower of cost and net realisable value. Net realisable value is the price at which inventories can be sold in the ordinary course of business, less the estimated cost of completion and the estimated cost necessary to make the sale.

The cost incurred in bringing inventories to its present location and condition are accounted for as follows:

Raw Materials	-	At purchase cost, on a first in first out or weighted average basis
Finished Goods and Work-in-Progress	-	At the cost of direct materials, direct labour and an appropriate proportion of fixed production overheads based on normal operating capacity.
Produce Stocks	-	At since realised price.
Other Stocks	-	At actual cost.

2.2.2 Trade and other Receivables

Trade receivables are stated at the amounts that they are estimated to realise, net of provisions for bad and doubtful receivables.

Other receivables and dues from Related Parties are recognised at cost less provision for bad and doubtful receivables.

2.2.3 Cash & Cash Equivalents

Cash & cash equivalents are defined as cash in hand, demand deposits and short term liquid investments, readily convertible to identified amounts of cash and subject to insignificant risk of changes in value.

For purpose of the Cash Flow Statement, cash & cash equivalents consist of cash in hand and deposits at banks, net of outstanding bank overdrafts. Investments with short maturities, i.e. three months or less from the date of acquisition, are also treated as cash equivalents.

2.2.4 Property, Plant & Equipment

a) Cost and Valuation

All items of Property, Plant & Equipment are initially recorded at cost. Where items of Property, Plant & Equipment are subsequently revalued, the entire class of such assets is revalued. Revaluations are made with sufficient regularity to ensure that their carrying amounts do not differ materially from their fair values as at the Balance Sheet date. Subsequent to the initial recognition as an asset at cost, Property, Plant & Equipment, if revalued, are carried at revalued amounts less any subsequent depreciation thereon. Additions subsequent to the last revaluation are disclosed at cost. All other Property, Plant & Equipment are stated at historical cost less depreciation.

When an asset is revalued, any increase in the carrying amount is credited directly to a revaluation surplus, unless it reverses a previous revaluation decrease relating to the same asset, which had previously been recognised as an expense. In these circumstances, the increase is recognised as income to the extent of the previous write down. When an asset's carrying amount decreases as a result of a revaluation, the decrease is recognised as an expense, unless it reverses a previous increment relating to that asset, in which case it is charged against any related revaluation surplus, to the extent that the decrease does not exceed the amount held in the revaluation surplus in respect of that same asset. Any balance remaining in the revaluation surplus in respect of an asset, is transferred directly to Retained Profits on retirement or disposal of the asset.

b) Restoration Costs

Expenditure incurred on repairs or maintenance of Property, Plant & Equipment in order to restore or maintain the future economic benefits expected from the originally assessed standard of performance, is recognised as an expense when incurred.

c) *Depreciation*

Provision for depreciation is calculated by using a straight-line method on the cost or valuation of all Property, Plant & Equipment, other than freehold land, in order to write off such amounts over the estimated useful economic lives of such assets. Generally, depreciation is not provided for in the year of purchase while a full year's depreciation is provided for in the year of sale.

The annual rates of depreciation generally used by companies in the Group are as follows:

Assets	Rate p.a.
Buildings	2.50%
Civil Work	10.00%
Prime Movers & Trailers	10.00%
Plant & Machinery	5.00% - 20.00%
Tourist Coaches	10.00%
Motor Vehicles	20.00% - 25.00%
Furniture & Fittings	10.00% - 12.50%
Office Renovation	16.67%
Interiors	33.33%
Equipment	16.67% - 20.00%
Computer Equipment	16.67% - 33.33%
Computer Software	20.00% - 33.33%
Cutlery, Glassware, Furnishing and Linen	33.33%
Tools	50.00%

Variations in the policy for depreciation of Plantation Companies and South Asia Gateway Terminals (Pvt) Limited are disclosed in Note 2.5 to the Financial Statements.

2.2.7 Leases

a) *Finance Leases*

Property, Plant & Equipment on finance leases, which effectively transfer to the Group substantially all of the risk and benefits incidental to ownership of the leased items, are capitalised and disclosed as Finance Leases at their cash price and depreciated over the period the Group is expected to benefit from the use of the leased assets.

The corresponding principal amount payable to the lessor is shown as a liability. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the outstanding balance of the liability. The interest payable over the period of the lease is transferred to an interest in suspense account. The interest element of the rental obligations pertaining to each financial year is charged to the Income Statement over the period of lease.

The cost of improvements to leasehold property is capitalised, disclosed as leasehold improvements, and depreciated over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is shorter.

b) Operating Leases

Leases, where the lessor effectively retains substantially all of the risk and benefits of ownership over the term of the lease, are classified as operating leases.

Rentals paid under operating leases are recognised as an expense in the Income Statement on a straight-line basis over the term of the lease.

2.2.6 Investments

a) Current Investments

Quoted investments held on a short-term basis, are stated at the lower of cost and market value determined on an aggregate portfolio basis.

The cost of an investment is the cost of acquisition inclusive of brokerage and stamp duty.

Unrealised gains and losses arising from current investments being carried at market value are credited or charged to the Income Statement.

b) Long Term Investments

All quoted and unquoted securities, which are held as long term investments, are valued at cost. The cost of the investment is the cost of acquisition inclusive of brokerage and stamp duty. The carrying amount of long term investments are reduced to recognise a decline which is considered other than temporary in the value of investments, determined on an individual investment basis.

In the Company's Financial Statements, investments in subsidiaries, joint ventures and associate companies have been accounted for at cost, net of any provision for permanent diminution in value. Income from these investments is recognised only to the extent of dividends received, while any provision made for the decline in value of such investments is charged to the Income Statement.

c) Other Investments

Treasury bills and other interest bearing securities held for resale in the near future to benefit from short-term market movements are accounted for at cost plus the relevant proportion of the discounts or premiums.

2.3 Liabilities and Provisions

2.3.1 Retirement Benefit Obligations

a) Defined Benefit Plan - Gratuity

Gratuity is a Defined Benefit Plan. The Company is liable to pay gratuity in terms of the relevant statute. In order to meet this liability, a provision is carried forward in the Balance Sheet, based on a half month's salary as of the last month of the financial year, of all employees for each completed year of service, commencing from the first year of service. The resulting difference between the provision brought forward at the beginning of a year and the provision carried forward at the end of a year is dealt with in the Income Statement.

The gratuity liability is neither externally funded nor actuarially valued except for a category of staff at Ceylon Cold Stores Limited and in the Plantation Companies, where an actuarial valuation is computed.

However, as per the Payment of Gratuity Act No. 12 of 1983 this liability only arises upon completion of five (5) years of continued service.

b) ***Defined Contribution Plans - Employees' Provident Fund and Employees' Trust Fund***

Employees are eligible for Employees' Provident Fund Contributions and Employees' Trust Fund Contributions in line with respective statutes and regulations. The companies contribute the defined percentages of gross emoluments of employees to an approved Provident Fund and to the Employees' Trust Fund respectively.

2.3.2 Grants & Subsidies

Grants & subsidies are recognised at their fair value. When the grant or subsidy relates to an expense item it is recognised as income over the period necessary to match it to the costs which it is intended to compensate for on a systematic basis. Grants & subsidies related to assets are deferred in the Balance Sheet and credited to the Income Statement over the useful life of the asset.

2.4 Income Statement

2.4.1 Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group, and the revenue and associated costs incurred or to be incurred can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable, net of trade discounts and value added taxes, and after eliminating sales within the Group. The following specific criteria are used for recognition of revenue.

a) ***Sale of Goods***

Revenue from the sale of goods is recognised when the significant risk and rewards of ownership of the goods have passed to the buyer with the Group retaining neither a continuing managerial involvement to the degree usually associated with ownership, nor an effective control over the goods sold.

b) ***Rendering of Services***

Revenue from the rendering of services is recognised in the accounting period in which the services are rendered or performed.

c) ***Interest***

Interest income is recognised on an accrual basis.

d) ***Dividends***

Dividend income is recognised on a cash basis.

e) ***Rental Income***

Rental income is recognised on an accrual basis.

f) ***Other Gains and Losses***

Net gains and losses of a revenue nature arising from the disposal of Property, Plant & Equipment and other non current assets, including investments, are accounted for in the Income Statement, after deducting from the proceeds on disposal, the carrying amount of such assets and the related selling expenses. On the disposal of any revalued Property, Plant & Equipment, the amount remaining in the Revaluation Reserve, relating to that particular asset is transferred directly to Retained Profit.

Gains and losses arising from activities incidental to the main revenue generating activities and those arising from a group of similar transactions which are not material are aggregated, reported and presented on a net basis.

g) ***Others***

Other income is recognised on an accrual basis.

2.4.2 Expenditure Recognition

a) Expenses are recognised in the Income Statement on the basis of a direct association between the cost incurred and the earning of specific items of income. All expenditure incurred in the running of the business and in maintaining the Property, Plant & Equipment in a state of efficiency has been charged to the Income Statement.

b) For the purpose of presentation of the Income Statement, the company has adopted "the function of expenses" method on the basis that it presents fairly the elements of the Company's and the Group's performance.

2.5 Policies applicable to subsidiary and associate companies, which are significantly different from Group Policies are stated below:

2.5.1 Plantation Companies

Plantation companies adopt certain accounting policies which are significantly different from those of the rest of the Group, in compliance with the industry specific accounting standard SLAS 32 and accepted trade practices.

The policies that are significantly different are as follows:

a) ***Deferred Taxation***

Plantation companies adopt the partial application method for deferred taxation. No provision has been made for deferred tax, as timing differences are not expected to reverse in the foreseeable future owing to a consistent annual programme of field development undertaken by the companies. Further, reliefs available on account of tax losses and adjustments for gratuity provision, have also been considered.

b) ***Valuation of Assets***

Inventories

Produce inventories are valued at estimated selling prices or since realised prices. In the case of growing crop-nurseries, costs include cost of direct material, direct labour and an appropriate proportion of directly attributable overheads.

Property, Plant & Equipment

Costs incurred on "infilling", which result in an increase in the economic life of the relevant field beyond its previously assessed standard of performance, are capitalised in accordance with SLAS 18 (Property, Plant & Equipment), and are depreciated over the useful life at rates which are applicable to mature plantations.

Depreciation/Amortisation

Depreciation is provided on the costs or valuation of all Property, Plant & Equipment, other than freehold land, in order to write off such amounts over the estimated useful economic life in equal instalments. Annual rates of depreciation used are as follows:

Assets	Rate
Sanitation/Electricity/Water supply	5.00%
Equipment	12.5%
Replanting and New Planting:	
Rubber	5.00%
Tea	3.00% - 3.33%
Coconut	2.00%

Leasehold rights are amortised in equal amounts over the following number of years:

	Years
Bare land	53
Mature Plantations	30
Buildings	25
Machinery	15

Retirement Benefits

Provision for gratuity with regard to the workforce is computed on an actuarial basis, using the Projected Unit Credit (PUC) method. An actuarial valuation is carried out once in every two years. Actuarial valuations have been carried out by M/s. Watson Wyatt & Co. and M/s. Actuarial and Management Consultants (Pvt) Limited professionally qualified firms of actuaries as at 31st March 1999, 31st March 2000 and 31st March 2001. The valuations were based on the respective companies continuing as a going concern, with a rate of interest, net of tax, of 10% per annum and a rate of salary increase of 11%. This liability is not externally funded.

In the event that the standard policy of the Group had been followed, the additional liability of Namunukula Plantations Limited would have been Rs. 63 million (2000/2001 - Rs. 63 million).

Revenue Recognition

In keeping with the practice in the plantation industry, revenue and profit or losses on perennial crops are recognised in the financial period of harvesting.

Grants & Subsidies

Grants and subsidies are credited to the Income Statement over the period as required to match them with related costs, which they are intended to compensate for, on a systematic basis.

Grants & subsidies relating to assets are reflected in the Balance Sheet under Capital Reserves and credited to the Income Statement over the useful life of the assets.

Borrowing Costs

Borrowing costs incurred on funds obtained to meet expenses relating to "immature plantations" are included in the value of the Property, Plant & Equipment.

Interest costs capitalised as above during the year amounted to Rs. 41 million. The capitalisation rate used was 17.69%. (The corresponding figure for the previous year was Rs. 38 million at 13.6%.)

2.5.2 South Asia Gateway Terminals (Pvt) Limited

a) Depreciation

The provision for depreciation is calculated on a straight-line basis on the cost of all Property, Plant & Equipment, in order to write off such amounts over the estimated useful lives in equal annual instalments as follows:

Quay Cranes	Over 3 -7 years
Post Panamax Quay Cranes	Over 20 years
Rubber Tyred Gantry Cranes	Over 15 years
Prime Movers & Trailers	Over 10 years
Forklifts & Reach Stackers	Over 10 years
Computers	Over 5 years
Radio & Communication Equipment	Over 5 years
Workshop Equipment	Over 10 years
Furniture & Fittings	Over 10 years
Building Refurbishment	Over 3 years
Buildings and Terminal	Over 27 years

b) Goodwill

The premium paid in excess of the fair value of the net tangible assets acquired is disclosed as Goodwill and is amortised on a straight-line basis over a period of 10 years, commencing 5th September 1999.

c) Revenue Recognition

Stevedoring revenue is recognised on the berthing time of the vessel.

Storage revenue is recognised on the issue of delivery advice.

2.5.3 Nations Trust Bank Limited

The Financial Statements are presented in accordance with the format of accounts prescribed by the Sri Lanka Accounting Standard No. 23 and the Central Bank of Sri Lanka.

Interest income is recognised on an accrual basis and ceases to be taken into revenue when the recovery of interest or principal has been in arrears for over three months. Thereafter, interest income on advances is accounted for on a cash basis until, in the opinion of the management, the financial position of the borrower has improved to the extent that the receivables are deemed collectible.

Income on bills discounted is recognised proportionately over the usance of the bill.

Provision for bad and doubtful debts is provided in accordance with the guidelines issued by the Central Bank of Sri Lanka.

2.5.4 Union Assurance Limited

General Insurance Premium

General Insurance gross written premiums are in respect of business received during the financial year. Unearned premiums are those proportions of the premiums written in a year that relate to the period of risk subsequent to the Balance Sheet date. They are computed on the 24th basis in accordance with the Control of Insurance (Miscellaneous Provisions) Regulations of 1987 except for Marine business which is computed at 60% - 40% basis.

Long Term Insurance Premium and Surpluses

Premium income on life insurance business has been accounted for on a cash basis.

A separate fund has been maintained for Life Assurance business and all monies received in respect of Life Assurance business have been credited to the fund in accordance with the Regulation of Insurance Industry Act, No. 43 of 2000.

2.6 Employee Share Option Plan (ESOP)

On 9th January 1996, Shareholders approved an Employee Share Option Plan whereby the Company could issue annually, non transferable call share options not exceeding, in aggregate 1% of the total issued capital of the Company as at the date of granting every such option. Approvals from the Colombo Stock Exchange (CSE) and the Securities and Exchange Commission (SEC) have been obtained and the scheme is being operated in accordance with the guidelines set out by the SEC and was initially operative for a period of five years.

On 29th June 2001, Shareholders approved a second Plan, whereby the Company could issue annually, non-transferable call share options, not exceeding in aggregate 2% of the total issued capital of the Company as at the date of granting every such option to a total of 5% of the total issued share capital as at any time. Approvals of the CSE and the SEC have been obtained for this Plan.

As at 31st March 2002, the total number of shares on which an option had been granted was 5,677,500 (31st March 2001 - 2,007,500). With the adjustment for bonus issues subsequent to the date of award, the options outstanding as at this date was 4,930,800 (31st March 2001 - 3,339,000).

2.7 Segment Information

Reporting Segments

The Group's internal organisation and management is structured based on individual products and services which are similar in nature and process and where the risk and return are similar. The primary segments represent this business structure.

The secondary segments are determined based on the Group's geographical spread of operations. The geographical analysis of turnover and profits are based on location of customers and assets respectively.

The activities of each of the reported business segments of the Group are detailed in pages 98 to 99.

Inter-Segment Pricing

Inter-segment transactions are priced at fair market values.

Segment Information

Segment information has been prepared in conformity with the accounting policies adopted for preparing and presenting the Consolidated Financial Statements of the Group.

	Company		Group	
For the year ended 31st March	**2002**	2001	**2002**	2001
In Rs. '000s				

3. Revenue

3.1 Summary

Sales	**891,447**	956,228	**12,462,296**	12,627,627
Less : Goods & Services Tax	**(43,502)**	(40,792)	**(684,976)**	(805,778)
Revenue	**847,945**	915,436	**11,777,320**	11,821,849

3.2 Goods and Services Analysis

Sale of Goods	**–**	–	**8,826,064**	8,618,825
Rendering of Services	**847,945**	915,436	**2,951,256**	3,203,024
	847,945	915,436	**11,777,320**	11,821,849

3.3 Goods and Services Analysis of Group by segment

	Sale of Goods		Rendering of Services	
	2002	2001	**2002**	2001
Segment				
Food & Beverage	**5,112,843**	4,615,993	**–**	–
Transportation	**–**	–	**1,106,850**	937,845
Plantations	**2,568,762**	2,605,685	**1,435**	25,096
Leisure	**–**	–	**1,474,158**	1,922,074
Information Technology	**703,120**	866,706	**272,457**	174,337
Others	**441,339**	530,441	**96,356**	143,672
JKH and Subsidiaries	**8,826,064**	8,618,825	**2,951,256**	3,203,024

Additional segment Information is given in Note 28 on pages 89 to 90

	Company		Group	
For the year ended 31st March	**2002**	2001	**2002**	2001
In Rs. '000s				

4. Other Operating Income

Interest Income*	**–**	–	**17,650**	12,715
Dividend Income from Quoted Investments*	**–**	–	**12,076**	1,095
Dividend Income from Unquoted Investments*	**–**	–	**2,115**	1,237
Profit on sale of Property, Plant & Equipment	**10**	352	**10,979**	15,209
Profit on sale of Investments	**4,531**	5	**13,847**	–
Exchange Gain	**21,723**	55,936	**75,264**	123,689
Sundry Income	**3,822**	426	**71,148**	60,694
	30,086	56,719	**203,079**	214,639

* *Where a company's primary activities include Investments, Income earned as interest and as dividends from investments is reflected under revenue.*

For the year ended 31st March In Rs. '000s	Company 2002	Company 2001	Group 2002	Group 2001
5. Profit from Operating Activities				
Stated after charging/(crediting)				
Directors' Emoluments	38,259	43,854	114,285	145,439
Auditors' Fees and Other Expenses	480	436	10,483	9,162
Defined Benefit Plan Cost - Gratuity	10,567	8,755	94,762	85,603
Defined Contribution Plan Cost - EPF & ETF	16,883	15,453	229,676	213,155
Staff Expenses	127,135	134,201	2,164,669	2,038,349
Depreciation	14,261	15,263	755,793	661,613
Goodwill Amortised	-	-	(5,397)	(4,388)
Loss on disposal of Property, Plant & Equipment	-	2,943	-	-
Net Loss on Disposal of Investments	-	10,169	-	21,476
Infusion of Funds to Waldock Mackenzie Ltd.	39,078	-	-	-
Legal Fees	863	338	4,635	15,737
Bad Debts	18,296	36,806	-	-
Donations	916	4,588	916	4,588
National Security Levy	31,269	28,188	207,604	212,770
Turnover Tax	289	333	163,885	119,776
6. Profit from Sale of Discontinued Operations				
Keells Diamonds Limited	(4,061)	-	(14,150)	-
Richard Pieris and Company Limited	133,638	-	79,401	-
	129,577	-	65,251	-

The above investments were sold during the financial year. The profit/(loss) for the Group on the sale is the difference between the proceeds from the disposal of the investment and the net carrying value of the assets and liabilities of the operation as at the date of sale. Details are as follows:

	Keells Diamonds Limited	Richard Pieris and Company Limited
Month of Disposal	October 2001	March 2002
Nature of Investment	Subsidiary	Associate
Business Segment	Others	Others
Geographical Segment	Sri Lanka	Sri Lanka

	Keells Diamonds Limited 2002	Keells Diamonds Limited 2001	Richard Pieris and Company Limited 2002	Richard Pieris and Company Limited 2001
Turnover	52,878	109,992	821,170	639,641
Profit before Tax	942	5,125	54,035	35,221

For the year ended 31st March	Company 2002	Company 2001	Group 2002	Group 2001
In Rs. '000s				

7. Finance Expenses

	Company 2002	Company 2001	Group 2002	Group 2001
Interest Expense on Loans & Borrowings				
Long Term	**90,607**	74,691	**189,281**	184,115
Short Term	**74,228**	23,622	**134,451**	37,691
	164,835	98,313	**323,732**	221,806

8. Income Tax Expense

8.1 *Current Tax on Ordinary Activities*

	Company 2002	Company 2001	Group 2002	Group 2001
Holding Company	**(1,559)**	8,397	**(1,559)**	8,397
Subsidiary Companies	–	–	**226,758**	209,581
Associate Companies	–	–	**25,693**	17,164
	(1,559)	8,397	**250,892**	235,142
Deferred Tax Expense				
Holding Company	–	(1,000)	–	(1,000)
Subsidiary Companies	–	–	**39,316**	70,120
Associate Companies	–	–	–	–
	–	(1,000)	**39,316**	69,120
	(1,559)	7,397	**290,208**	304,262

8.2 *Reconciliation between Profit before Taxation and Current Tax on Ordinary Activities*

	Company 2002	Company 2001	Group 2002	Group 2001
Profit before Taxation	**495,748**	445,988	**882,555**	1,305,376
Dividend Income from Group Companies	–	–	**738,590**	882,024
Adjustments on Consolidation	–	–	**65,517**	(93,337)
Profits of Associate Companies	–	–	**(321,753)**	(265,750)
Accounting Profit of the Company and its Subsidiaries	**495,748**	445,988	**1,364,909**	1,828,313
Less: Income not liable to Tax	**(531,266)**	(540,230)	**(730,719)**	(889,970)
Add: Expenses disallowed for Tax	**73,598**	255,516	**919,654**	1,018,470
Less: Expenses allowed for Tax	**(517)**	(100,638)	**(440,808)**	(397,093)
Add: Other income liable to tax	–	–	**646**	231,691
Capital Allowance	**(16,292)**	(9,830)	**(617,907)**	(745,549)
Investment Tax Allowance	–	–	**(167,004)**	(165,482)
Qualifying Payments	**(3,791)**	(22,815)	**(3,815)**	(22,929)
	17,480	27,991	**324,956**	857,451

For the year ended 31st March	Company		Group	
	2002	2001	2002	2001
In Rs. '000s				
Tax Losses brought forward	–	–	(1,281,912)	(977,118)
Less: Exempt Income (net of exempt losses)	–	–	(256,995)	(337,400)
Capital gain set off against losses	(2,316)	–	(2,316)	–
Tax Losses carried forward	–	–	1,718,190	1,220,966
Taxable Profit	15,164	27,991	501,923	763,899
Current Tax	5,307	9,797	196,787	227,495
Less: 5% Tax Rebate	(265)	(1,400)	(4,951)	(9,517)
(Over)/under Provision in previous year	(7,662)	–	(5,575)	–
20% Surcharge	1,061	–	38,938	–
Current Tax on ordinary activities	(1,559)	8,397	225,199	217,978

The Group tax expense is based on the taxable profit of each Group Company. As at present the tax laws of Sri Lanka do not provide for group taxation.

8.3 Deferred Tax Expense

Deferred Tax arising from				
- Origination and Reversal of Timing Differences	–	(1,000)	47,313	69,423
- Benefit arising from Tax Losses	–	–	(7,997)	(303)
	–	(1,000)	39,316	69,120

Deferred tax has been computed using the effective tax rate as at date excluding the 20% surcharge, which is not applicable with effect from 1st April 2002.

8.4 Applicable rates of Tax/Tax Regimes

8.4.1 As per the Inland Revenue Act No. 38 of 2000, all resident companies are liable to Income Tax at the rate of 35% with the exception of those companies and/or operations listed below. In addition, a 20% surcharge on Income Tax is payable for the current financial year in accordance with the Surcharge on Income Tax Act No. 6 of 2001.

(i) Companies, which are listed on the Colombo Stock Exchange and where the number of shareholders registered in the share register is not less than 300 throughout the year, are entitled to a tax rebate of 5% of the taxable operational income.

(ii) Plantation management companies and plantation companies with income arising from agricultural undertakings are liable to tax at 15% of their operational income.

(iii) Export oriented companies are liable to tax at 15% of their trading profit as is attributable to exports – Ceylon Cold Stores Limited, Keells Food Products Limited. and Keells Aquariums Limited qualify until the year 2014 and J K Packaging Limited until the year 2013.

(iv) Companies which operate tourist hotels, Tourist Board approved restaurants and travel agencies, which provide management services to hotels, and which earn income from transport of tourists are liable to tax at 15% of their operational income.

(v) Companies which enjoy specific tax holidays:

Name of Company	Section	Tax Holiday Period
(a) Under the Inland Revenue Act		
Keells Food Products Limited (income from cold room storage charges)	17L of 28/1979	5 years from 01.04.98
Ceylon Cold Stores Limited (income from cold room storage charges)	17L of 28/1979	5 years from 01.04.98
Plantation Companies	17M of 28/1979	10 years from 01.04.98
Keells Hotel Management Services Limited	15(aa) of 38/2000	from 01.04.2001
(b) Under the Board of Investment Law No. 04 of 1978		
John Keells Computer Services (Pvt) Limited		8 years from April 1998
Sports & Recreation Bentota (Pvt) Limited		7 years from April 1999
Trans - Ware Logistics (Pvt) Limited		7 years from April 1998
John Keells Institute of Information Technology (Pvt) Limited		8 years from April 1999
South Asia Gateway Terminals (Pvt) Limited		20 years from 5th September 1999

8.4.2 Tax rates applicable to overseas subsidiaries:

Chartersoft Limited is not liable to Income tax in Guernsey under the respective statute.

John Keells Singapore (Pte) Limited, in Singapore - 24.5%.

John Keells Business Systems (UK) Limited, in the United Kingdom - 30%.

John Keells Maldivian Resorts (Pte) Limited, Travel Club (Pte) Limited, Fantasea World Investments (Pte) Limited and Mack Air Services Maldives (Pte) Limited, in the Maldives - Nil.

Matheson Keells Air Services (Pvt) Limited and Matheson Keells Enterprises (Pvt) Limited, in India - 35%+2% surcharge (effective rate 35.7%).

8.5 Details of Investment Relief and Investment Tax Allowance

Investments made by	Year of Investment	Cost of Approved Investment	Relief Claimed	Liability to additional Tax on disposal of Investments
8.5.1 Investment Relief				
Company	1999/2000	579,036*	56,572	–
Subsidiaries		Nil	Nil	Nil
Group		579,036	56,572	–

* Surplus on investment available to be carried forward.

Investments made by	Year of Investment	Cost of Approved Investment	Relief Claimed	Liability to additional Tax on disposal of Investments
8.5.2 Investment Tax Allowance				
Subsidiaries	1999/2000	314,018	261,265	69,352
		314,018	261,265	69,352

8.5.3 In computing the Company's liability to taxation, full credit has been taken for relief granted under Section 31 (2)(s) of the Inland Revenue Act No. 28 of 1979 and the transitional provision of Section 187 (3) of the Inland Revenue Act No. 38 of 2000. If these investments are disposed of within 5 years of investment (other than by dissolution or cessation of business of the investee company), the Company may be liable to an additional assessment of income tax on the relevant amount. The Group's liability to additional tax on disposal of such investments is indicated in Note 8.5.1.

8.5.4 Investment Tax Allowance has been claimed under Section 31A of the Inland Revenue Act No. 28 of 1979 and the transitional provision of Section 187 (3) of the Inland Revenue Act No. 38 of 2000. If these assets are sold within 3 years of the date of acquisition, the Company may be liable to an additional assessment. The Group's liability to such tax is indicated in Note 8.5.2.

9. Earnings Per Share

9.1 Basic Earnings per Share is calculated by dividing the net profit for the year attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares in issue during the year. The weighted average number of ordinary shares in issue during the year and the previous year are adjusted for events that have changed the number of ordinary shares in issue without a corresponding change in the resources.

9.2 The following data has been used in the computation of the basic earnings per share:

	Company		Group	
For the year ended 31st March	**2002**	2001	**2002**	2001
In Rs. '000s				
Amount used as the Numerator				
Net Profit attributable to Ordinary Shareholders of the Company	**497,307**	438,591	**543,381**	779,686
In '000s				
Amount used as the Denominator				
Weighted average number of Ordinary Shares in issue	**183,915**	183,551	**183,915**	183,551

10. Dividends Paid and Proposed

For the year ended 31st March	2002		2001	
	%	Rs. '000	%	Rs. '000
Interim Dividend Paid				
Out of Dividends received - free of tax	**2.26**	**36,764**	10.00	183,562
Out of Dividends received - liable to tax (effective)	**7.74**	**126,233**	–	–
	10.00	**162,997**	10.00	183,562
Final Dividend Proposed				
Out of Dividends received - free of tax	**1.34**	**22,351**	0.39	7,092
Out of Dividends received - liable to tax (effective)	**8.66**	**144,521**	9.61	162,474
	10.00	**166,872**	10.00	169,566
Total Dividend - (Effective)	**20.00**	**329,869**	20.00	353,128

11. Property, Plant & Equipment

11.1 Company

In Rs. '000s	As at 01.04.2001	Additions during the year	Disposals during the year	**As at 31.03.2002**
AT COST/VALUATION				
Land & Building	346,886	1,465	–	**348,351**
Plant & Machinery	15,128	11,726	–	**26,854**
Equipment	81,930	3,384	(49)	**85,265**
Furniture & Fittings	2,578	237	–	**2,815**
Motor Vehicles	22,635	–	–	**22,635**
Total	469,157	16,812	(49)	**485,920**

	As at 01.04.2001	Charge for the year	Disposals during the year	**As at 31.03.2002**
DEPRECIATION ON COST/VALUATION				
Land & Building	7,855	1,641	–	**9,496**
Plant & Machinery	9,473	1,198	–	**10,671**
Equipment	56,146	7,147	(10)	**63,283**
Furniture & Fittings	1,705	278	–	**1,983**
Motor Vehicles	13,046	3,997	–	**17,043**
Total	88,225	14,261	(10)	**102,476**
NET BOOK VALUE OF ASSETS				
At Cost	45,720			**49,775**
At Valuation	335,212			**333,669**
Total	380,932			**383,444**

11.2 Group

In Rs. '000s	As at 01.04.2001	Classification Changes	Discontinued Operations	Additions during the year	Disposals during the year	As at 31.03.2002
AT COST/VALUATION						
Land & Building	5,761,951	5,383	–	119,063	(3,695)	5,882,702
Immature/Mature Plantations	558,381	(5,195)	–	139,809	–	692,995
Plant & Machinery	2,013,066	4,839	(22,833)	90,020	(23,433)	2,061,659
Equipment	1,125,940	28,823	(30,282)	120,716	(30,226)	1,214,971
Furniture & Fittings	430,936	11,976	(2,809)	18,922	(8,387)	450,638
Motor Vehicles	390,414	68,604	(1,152)	9,145	(17,380)	449,631
Others	725,979	(107,877)	(115)	77,711	(10,536)	685,162
Capital Work-in-Progress	35,264	–	–	12,489	(684)	47,069
Total	11,041,931	6,553	(57,191)	587,875	(94,341)	11,484,827
FINANCE LEASES						
Land & Building	339,291	–	–	–	–	339,291
Immature/Mature Plantations	316,984	–	–	–	–	316,984
Improvement to Land	11,750	–	–	–	–	11,750
Buildings	76,784	–	–	–	–	76,784
Machinery	7,467	–	–	–	–	7,467
Others (other than Plantations)	19,209	(6,553)	–	–	–	12,656
Total	771,485	(6,553)	–	–	–	764,932
Total	11,813,416	–	(57,191)	587,875	(94,341)	12,249,759

	As at 01.04.2001	Classification Changes	Discontinued Operations	Charge for the year	Disposals during the year	As at 31.03.2002
DEPRECIATION ON COST/VALUATION						
Land & Building	(503,889)	(3,384)	–	(160,075)	3,426	(663,922)
Immature/Mature Plantations	(8,766)	(4,284)	–	(4,115)	–	(17,165)
Plant & Machinery	(831,998)	1,667	14,516	(180,806)	10,944	(985,677)
Equipment	(461,671)	(18,530)	25,564	(185,357)	23,149	(616,845)
Furniture & Fittings	(180,728)	(3,663)	2,145	(51,617)	6,609	(227,254)
Motor Vehicles	(183,600)	(50,375)	1,152	(59,384)	16,055	(276,152)
Others	(340,228)	75,945	22	(91,605)	9,042	(346,824)
Total	(2,510,880)	(2,624)	43,399	(732,959)	69,225	(3,133,839)

	As at 01.04.2001	Classification Changes	Discontinued Operations	Charge for the year	Disposals during the year	**As at 31.03.2002**
In Rs. '000s						
ON FINANCE LEASES						
Land & Building	(56,015)	–	–	(6,402)	–	**(62,417)**
Immature/Mature Plantations	(63,365)	–	–	(10,566)	–	**(73,931)**
Improvement to Land	(3,449)	–	–	(394)	–	**(3,843)**
Buildings	(26,873)	–	–	(3,071)	–	**(29,944)**
Machinery	(4,357)	–	–	(498)	–	**(4,855)**
Others (other than Plantations)	(13,377)	2,624	–	(1,903)	–	**(12,656)**
Total	(167,436)	2,624	–	(22,834)	–	**(187,646)**
Total	(2,678,316)	–	43,399	(755,793)	69,225	**(3,321,485)**
NET BOOK VALUE OF ASSETS						
At Cost	4,469,611					**5,005,796**
At Valuation	4,061,440					**3,345,192**
On Finance Leases	604,049					**577,286**
Total	9,135,100					**8,928,274**

11.3 Land and Buildings

	As at 31.03.2001	**As at 31.03.2002**
At Cost	1,196,622	**1,873,588**
At Valuation	4,061,440	**3,345,192**
On Finance Leases	283,276	**276,874**
Net Book Value	5,541,338	**5,495,654**

Land & buildings owned by the companies in the Group were last revalued during the year ended 31.03.1996 by Professor Shirley Fernando, Chartered Valuer, except for that owned by Keells Plantation Management Services (Pvt) Limited which was revalued on 31.03.1998, by Mr. M.S.T.P. Senadheera, licenced valuer.

11.4 The carrying amount of revalued assets that would have been included in the Financial Statements had the assets been carried at cost less depreciation is as follows:

Class of Assets	Cost	Accumulated Depreciation	**Net Book Value 31.03.2002**	Net Book Value 31.03.2001
Land & Building	2,306,232	462,348	**1,843,884**	2,138,891

11.5 Segment Analysis of Net Book Value

As at 31st March *In Rs. '000s*	Group 2002	Group 2001
Food & Beverage	**1,736,272**	1,838,244
Transportation	**343,248**	354,876
Plantations	**2,476,635**	2,364,947
Leisure	**2,707,467**	2,882,027
Information Technology	**87,016**	100,467
Others	**1,577,636**	1,594,539
	8,928,274	9,135,100

11.6 Exchange Gain arising from Overseas Subsidiaries

Additions during the year to the folllowing items of Property, Plant & Equipment include the exchange difference arising from the translation of value to Sri Lanka Rupees.

Class of Assets *In Rs. '000s*	Amount included as additions of Property, Plant & Equipment
Land & Building	71,715
Plant & Machinery	8,912
Equipment	6,288
Furniture & Fittings	6,839
Others	852
	94,606

11.7 Details of Leasehold Land

Property	Extent of Land A. - R. - P.	Period of Lease	Rental
Ceylon Cold Stores Limited	00-03-05	99 years from 01.02.1926	Rs. 2,400 per annum
	00-00-19.81	97 years from 01.01.1927	Rs. 380.35 per annum
	02-01-0.24	Annual Lease	Rs. 26,365 per annum
Jaykay Marketing Services (Pvt) Limited			
Galle Road, Mount Lavinia	00-00-34.44	10 years from 01.12.1993	Rs. 120,000 per annum
	00-00-20.40	2 years 4 months from 01.08.2001	Rs. 5,000 per month
Negombo Road, Wattala	00-01-07.25	20 years from 01.01.1996	Rs. 21,263 p.m. from 01.04.01 to 31.12.01 and Rs. 22,680 p.m. from 1.1.02 to 31.03.02

	Property A. - R. - P.	Extent of Land	Period of Lease	Rental
John Keells Limited				
Land fronting the Beira Lake	00-01-39.64	Annual Lease	Rs. 5,160 per annum	
Namunukula Plantations Limited	29,131-3.08-00	53 years from 22.06.1992	Rs. 20,992,876 per annum increased annually by the "annual deflator".	
Tea Smallholder Factories Limited				
Peliyagoda	00-03-39	99 years from 01.04.1999	Rs. 22,058 per annum from 2001/02	
Hingalgoda	94-00-11	30 years from 30.10.1985	Rs. 4,701.27 per annum	
Karawita	04-03-37	50 years from 15.08.1997	Rs. 86,856.14 per annum from 2001/02.	
Ceylon Holiday Resorts Limited				
Bentota Beach Hotel	10-01-12	30 years from 01.05.1998 with provision to renew	Rs. 25,200 per annum up to 01.06.1999. Thereafter Rs. 2.4 million per annum	
Coral Gardens Hotel	04-01-18	50 years from 28.10.1982	Rs. 418,800 per annum	
Habarana Complex				
The Village	10-01-03.62	30 years from 07.07.1981	Rs. 4,000 per annum	
	07-03-28	30 years from 01.04.1974	Rs. 800 per annum	
The Lodge	15-00-31.4	30 years from 02.11.1981	Rs. 4,800 per annum	
Travel Club (Pte) Limited	17-00-30.40	11 years and 147 days from 01.11.1996	US$ 350,000 per annum	
Fantasea World Investments (Pte) Limited	13-01-27.20	25 years from August 1997	No Rental	
Keells Aquariums Limited	35-00 -00	33 years from 01.10.1992	Rs. 75,000 per month	

12. Investments

As at 31st March In Rs. '000s	Note	Company 2002	Company 2001	Group 2002	Group 2001
Summary of Group Investments					
Investments in Subsidiaries					
- Quoted	12.2	369,101	338,962	-	-
- Unquoted	12.3	1,983,871	1,988,258	-	-
Investment in joint ventures	12.3	15,776	-	-	-
Investments in companies in the Group not consolidated					
- Company	12.4	7,892	20,795	7,892	20,795
- Subsidiaries	12.9	-	-	2,788	3,213
Total Investments in Subsidiaries & Joint Ventures		2,376,640	2,348,015	10,680	24,008
Investments in Associates	12.6 & 12.10	1,268,004	1,150,686	2,245,066	2,018,881
Other Investments					
Investments in companies outside the Group	12.5, 12.7, 12.11	97,056	116,712	146,483	154,600
Book Value of Investments		3,741,700	3,615,413	2,402,229	2,197,489

12.1 Movement of Investment Account

	Company 2002	Company 2001	Group 2002	Group 2001
Balance as at the beginning of the year	3,615,413	3,315,787	2,197,489	1,885,586
Prior year adjustment on share of Associate Company profits	-	-	-	(17,438)
	3,615,413	3,315,787	2,197,489	1,868,148
Investments during the year				
- Additions	603,632	454,326	568,625	199,493
- Profits of Associate Companies	-	-	246,422	179,009
Fall in Value of Investments	(19,400)	(111,203)	-	(33,989)
(Goodwill)/Capital Reserve on Associate Companies	-	-	11,571	92,740
	4,199,645	3,658,910	3,024,107	2,305,401
Disposals during the year	(457,945)	(43,497)	(609,661)	(82,510)
Adjustments for changes in classification/status	-	-	(12,217)	(25,402)
Balance as at the end of the year	3,741,700	3,615,413	2,402,229	2,197,489

As at 31st March	Company 2002		Company 2001	
Investments held by the Company	No. of Shares	Book Value	No. of Shares	Book Value
In Rs. '000s				
12.2 Group Quoted				
Beruwela Walk Inn Limited	43,800	1,582	43,800	1,582
Ceylon Cold Stores Limited	9,352,840	102,540	8,645,369	72,708
Ceylon Holiday Resorts Limited	2,053,580	55,272	2,053,580	55,272
Habarana Lodge Limited	3,472,100	37,818	3,472,100	37,818
International Tourists & Hoteliers Limited	476,600	5,845	476,600	5,845
John Keells Limited	4,354,270	35,605	4,354,270	35,605
Kandy Walk Inn Limited	2,238,844	29,326	2,238,844	29,326
Keells Food Products Limited	2,116,615	39,824	2,095,015	39,517
Tea Smallholder Factories Limited	5,549,500	61,289	5,549,500	61,289
		369,101*		338,962*
12.3 Group Unquoted (Consolidated)				
Joint Ventures				
Chartersoft Limited	17,500	15,776	–	–
Subsidiaries				
D H L Keells (Pvt) Limited	1,000,000	10,000	1,000,000	10,000
Habarana Walk Inn Limited	2,430,898	38,822	2,401,328	37,417
Jaykay Marketing Services (Pvt) Limited	8,200,000	82,000	8,200,000	82,000
J K Packaging (Pvt) Limited	1,450,000	14,500	1,450,000	14,500
John Keells Business Systems (UK) Limited	98	9	98	9
John Keells Computer Services (Pvt) Limited	9,650,000	96,500	9,650,000	96,500
John Keells Conventions (Pvt) Limited	50,000	380	50,000	380
John Keells Institute of Information Technology Limited	1,500,000	10,500	1,500,000	15,000
John Keells Office Automation (Pvt) Limited	500,000	5,000	500,000	5,000
John Keells Maldivian Resorts (Pte) Limited	7,096,010	373,183	7,092,000	372,864
John Keells Singapore (Pte) Limited	160,000	4,209	160,000	4,209
John Keells Software Technologies (Pvt) Limited	800,000	-	800,000	–
John Keells Stock Brokers (Pvt) Limited	180,000	120	180,000	120
Keells Aquariums Limited	2,875,000	51,487	2,875,000	51,487
Keells Business Systems Limited	1,500,000	15,000	1,500,000	15,000
Keells Consultants Limited	15,700	1,299	15,700	1,299
Keells Diamonds Limited	-	–	1,118,080	8,818
Keells Hotel Management Services (Pvt) Limited	1,000,000	19,055	1,000,000	19,055
Keells Hotels (Pvt) Limited	12,600,000	184,150	12,600,000	184,150
Keells Plantation Management Services (Pvt) Limited	12,294,188	242,250	12,294,188	242,250
Keells Realtors Limited	3,000,000	30,000	3,000,000	30,000
Keells Restaurants (Pvt) Limited	3,500,000	35,000	3,500,000	35,000
Keells Shipping (Pvt) Limited	50,000	502	50,000	502
Keells Tours (Pvt) Limited	550,000	250	550,000	250

As at 31st March	Company 2002		Company 2001	
Investments held by the Company	**No. of Shares**	**Book Value**	No. of Shares	Book Value
In Rs. '000s				
Mack Air Limited	500,000	60	500,000	60
Mackinnon & Keells Financial Services Limited	672,000	9,584	672,000	9,584
Mackinnon Mackenzie and Company of Ceylon Limited	900	–	900	–
Mackinnons Travels Limited	90,000	230	90,000	230
Mack International Freight (Pvt) Limited	300,000	69	300,000	69
Mackinnons Tours Limited	300,000	131	300,000	131
Matheson Keells Air Services (Pvt) Limited	94,921	1,622	94,921	1,622
Matheson Keells Enterprises (Pvt) Limited	627,999	12,217	–	–
Mortlake Limited	300	327,240	300	327,240
Nexus Networks (Pvt) Limited	10,000	100	–	–
P&O Nedlloyd Keells (Pvt) Limited	150,000	150	150,000	150
Trans-ware Logistics (Pvt) Limited	11,000,000	111,100	11,000,000	111,100
Trinco Walk Inn Limited	3,000,000	99,068	3,000,000	113,969
Unawatuna Walk Inn Limited	1,715,000	22,413	1,715,000	22,413
Waldock Mackenzie Limited	10,000,000	–	10,000,000	–
Walkers Air Services (Pvt) Limited	750,000	7,502	50,000	502
Walkers Tours Limited	2,797,352	79,994	2,754,412	77,203
Whittall Boustead Limited	6,416,764	98,175	6,416,764	98,175
		1,983,871		1,988,258

12.4 Group Unquoted (not Consolidated)

Facets Limited	15,000	450	15,000	450
John Keells Teas Limited	12,000	120	12,000	120
Keells Exports Limited	250,000	–	250,000	–
Keells T & R Limited	–	–	255,000	510
Keells Agro Products Limited	1,947,500	100	1,947,500	100
Keells Insurance Services Limited	30,000	303	30,000	303
Keells Systems Integrators Limited	500,000	6,754	500,000	6,754
Keells Transport Limited	22,500	99	22,500	99
Mackinnons Developments Limited	100,000	66	100,000	66
Matheson Keells Enterprises (Pvt) Limited	–	–	627,999	12,217
Pembroke Estate Limited	–	–	17,500	176
		7,892		20,795

12.5 Other Unquoted

Asia Power (Pvt) Limited	777,055	79,507	777,055	79,507
Lanka Glass Manufacturers (Pvt) Limited	250,000	2,500	250,000	2,500
NDB Bank Limited	4,980	49	–	–
Rajawella Holdings Limited	3,000,000	15,000	3,000,000	15,000
		97,056		97,007

As at 31st March	Company 2002		Company 2001	
Investments held by the Company	No. of Shares	Book Value	No. of Shares	Book Value
In Rs. '000s				
12.6 Associate Companies				
Quoted				
Nations Trust Bank Limited	**10,000,000**	**100,000***	10,000,000	100,000*
Richard Pieris and Company Limited	**–**	**–**	4,700,665	298,123*
Union Assurance Limited	**2,654,495**	**73,248***	2,654,495	73,248*
Unquoted				
Ceylinco Tourist Hotels Limited	**104,352**	**15,653**	104,352	15,653
RPK Management Services (Pvt) Limited	**3,750,000**	**84,626**	3,750,000	84,626
South Asia Gateway Terminals (Pvt) Limited	**99,447,756**	**994,477**	57,903,882	579,036
		1,268,004		1,150,686
12.7 Outside Quoted				
Associated Motorways Limited	–	–	56,400	1,637
Bata Shoe Company of Ceylon Limited	–	–	41,600	281
Chemical Industries Ceylon Limited	–	–	32,900	1,250
Colombo Dockyard Limited	–	–	59,300	593
Hayleys Exports Limited	–	–	80	–
Lanka Ventures Limited	–	–	1,785,000	12,049
National Development Bank Limited	–	–	12,450	468
Pelwatta Sugar Company Limited	–	–	28,900	137
Richard Pieris Exports Limited	–	–	30,870	510
Royal Ceramics Limited	–	–	3,270	–
Sathosa Motors Limited	–	–	86,800	999
Seylan Bank Limited	–	–	70,857	1,258
The Finance Company Limited	–	–	12,000	210
Vanik Incorporation Limited - 15% URLS	–	–	14,468	260
Vanik Incorporation Limited - Class X	–	–	18,085	7
Vanik Incorporation Limited	–	–	92,593	46
Veyangoda Textiles Limited	**130,000**	–	130,000	–
		– *		19,705*
Total Value of Investments		**3,741,700**		3,615,413

* *Market value of investments in Public Quoted Companies as at 31.03.2002 was Rs. 1,386,790,738 (31.03.2001 - Rs. 1,229,579,000).*

As at 31st March	Group 2002		Group 2001	
	No. of Shares	Book Value	No. of Shares	Book Value
In Rs. '000s				
12.8 Investments held by Subsidiaries in companies in the Group				
Quoted Companies				
Beruwela Walk Inn Limited	585,615	17,855	585,615	17,855
Ceylon Cold Stores Limited	2,965,298	17,714	2,965,298	17,714
Ceylon Holiday Resorts Limited	4,260,020	153,868	4,260,020	153,867
Habarana Lodge Limited	2,499,724	60,333	2,499,724	60,333
International Tourists & Hoteliers Limited	3,741,763	39,780	3,741,763	39,780
John Keells Limited	1,421,428	18,666	1,421,428	18,666
Kandy Walk Inn Limited	1,896,611	39,600	1,800,791	37,825
Keells Food Products Limited	1,658,140	35,316	1,658,140	35,316
Namunukula Plantations Limited	10,200,000	417,996	10,200,000	417,996
		801,128*		799,352*
Unquoted Companies (Consolidated)				
Bosanquet & Skrine Limited	598,026	633	598,026	633
Ceylon Cold Stores (Distributors) Limited	9,000	52	9,000	52
Elephant House Farms Limited	400,000	4,000	400,000	4,000
Fantasea World Investments (Pte) Limited	7,297	433,708	7,297	433,708
Gordon Frazer & Company Limited	1,000,000	9,585	–	–
Habarana Walk Inn Limited	9,600	487	9,600	487
Jaykay Marketing Services (Pvt) Limited	1,500,000	15,000	1,500,000	15,000
Jaykay Foods (Pvt) Limited	55,000	550	55,000	550
John Keells Stock Brokers (Pvt) Limited	570,000	380	570,000	380
Keells Aquariums (Pvt) Limited	2,040,000	25,800	2,040,000	25,800
Keells Diamonds Limited	–	–	3,245,000	27,564
Keells Realtors Limited	4,500,000	45,000	4,500,000	45,000
Keells Restaurants (Pvt) Limited	1,100,000	11,000	1,100,000	11,000
Mack Air Services Maldives (Pte) Limited	4,900	333	4,900	333
Mackinnon Mackenzie & Company of Ceylon Limited	2,400	–	2,400	–
Mackinnon Mackenzie & Company (Shipping) Limited	500,000	14,200	500,000	14,200
Mackinnon & Keells Financial Services Limited	108,000	894	108,000	894
Sports & Recreation Bentota (Pvt) Limited	1,000,000	40,000	1,000,000	40,000
Travel Club (Pte) Limited	29,059	302,640	29,059	302,640
Unawatuna Walk Inn Limited	639,050	3,488	639,050	3,488
Walkers Tours Limited	2,124,200	29,153	2,124,200	29,153
Whittall Boustead Limited	3,189,616	32,082	3,189,616	32,082
Whittall Boustead (Travel) Limited	50,000	500	50,000	500
		969,485		987,464

As at 31st March	Group 2002		Group 2001	
	No. of Shares	Book Value	No. of Shares	Book Value
In Rs. '000s				
12.9 Unquoted Companies (not Consolidated)				
Ceylon Financial Investments Limited	**30,000**	**918**	30,000	918
Cobo Estates Limited	**–**	**–**	17,000	425
Colombo Life Assurance Limited	**10,065**	**625**	10,065	625
Consolidated Aviation Investments Limited	**3,000**	**30**	3,000	30
Elephant House (Ices) Limited	**7**	**–**	7	–
Gordon Frazer and Company Limited	**–**	**–**	28,566	–
Industrial Managing Agencies Limited	**2,500**	**25**	2,500	25
Keells Agro Products Limited	**4,774,861**	**–**	4,774,861	–
Keells Insurance Services Limited	**18,000**	**180**	18,000	180
Keells Transport Limited	**26,000**	**260**	26,000	260
Lakruwan Gems Limited	**500**	**–**	500	–
Mortlake Brokers Limited	**7**	**–**	7	–
Resort Hotels Limited	**75,004**	**750**	75,004	750
		2,788		3,213
		1,773,401		1,790,029

** Market value of investments in Public Quoted Companies as at 31.03.2002 was Rs. 628,080,000 (31.03.2001 - Rs. 492,815,000).*

12.10 Investments in Associate Companies

Shares held in	Investing Company	Value per Share (Rs.)	No. of Shares	Book Value 2002	Book Value 2001
In Rs. '000s					
Ceylinco Tourist Hotels Limited	John Keells Holdings Limited	10.00	104,352	**15,653**	15,653
	Walkers Tours Limited	10.00	105,402	**10,580**	10,580
			209,754	**26,233**	26,233
Nations Trust Bank Limited	John Keells Holdings Limited	10.00	10,000,000	**100,000**	100,000
	Mackinnon & Keells Financial Services Limited	10.00	2,500,000	**25,000**	25,000
			12,500,000	**125,000***	125,000*
RPK Management Services Limited	John Keells Holdings Limited	10.00	3,750,000	**84,626**	84,626
Richard Pieris & Company Limited	John Keells Holdings Limited	10.00	–	**–**	298,123*
South Asia Gateway Terminals (Pvt) Limited	John Keells Holdings Limited	10.00	99,447,756	**994,477**	579,036
Union Assurance Limited	John Keells Holdings Limited	10.00	2,649,595	**73,247**	73,247
	Whittall Boustead Limited	10.00	1,480,698	**14,212**	14,212
	Mackinnon & Keells Financial Services Limited	10.00	664,624	**20,461**	20,461
			4,794,917	**107,920***	107,920*
Total Cost				**1,338,256**	1,220,938
Add: Profit accruing to the Group				**795,971**	594,340
Negative Goodwill on acquisition of Associates				**110,839**	203,603
				2,245,066	2,018,881

** Market value of investments in Public Quoted Companies as at 31.03.2002 was Rs. 375,659,000 (31.03.2001 - Rs. 503,881,000).*

12.11 Investments in companies outside the Group

As at 31st March

Shares held in	Investing Company	Value per Share (Rs.)	No. of Shares	Book Value 2002	Book Value 2001
In Rs. '000s					
John Keells	Other Unquoted - Refer Note 12.5			97,056	97,007
Holdings Limited	Other Quoted - Refer Note 12.7			– *	19,705*
				97,056	116,712
Mortlake Limited	Whittall Estate & Agencies Limited	10.00	15,352	154	154
Whittall Boustead Limited	Acme Aluminium Co. Limited	10.00	34,400	9*	9*
	Colombo Fort Land & Building Co. Limited	3.00	14,065	111*	111*
	Darton Development Co. Limited	10.00	39,936	398	–
	Hunter and Co. Limited	1.00	750	– *	– *
	Lanka Cement Limited	10.00	100,000	1,000*	1,000*
	Taj Lanka Hotels Limited	10.00	175,000	1,750*	1,750*
	ACW Insurance Co. Limited	10.00	300,000	–	–
	Lady Havelock Garden Co. Limited	10.00	10,800	–	–
	Whitmine and Gem Exports Limited	10.00	32,500	–	–
	Whittalls Estate & Agencies Limited	10.00	26,810	250	–
	Plantation Companies	–	10,300	–	–
	SLFFA Cargo Services Limited	10.00	37,500	250	250
				3,768	3,120
Mackinnon & Keells Financial Services Limited	The York Co. Limited	10.00	100	1	1
Ceylon Cold Stores Limited	Associated Hotels Company Limited	10.00		–	106*
Ceylon Cold Stores (Distributors) Limited	Pyramid Unit Trust	10.00	310,000	3,100*	3,100*
Bosanquet and Skrine Limited	Lanka Cement Limited	10.00	100,000	1,000*	1,000*
	Taj Lanka Hotels Limited	10.00	100,000	1,000*	1,000*
	Plantation Companies		1,511	15	15
	Matheson Bosanquet Enterprises Limited		105,960	2,183	2,183
				4,198	4,198
Keells Hotels (Pvt) Limited	Ceylon Hotels Corporation	10.00	500	34*	34*
	Rajawella Holdings Limited	10.00	109,375	21,874	–
				21,908	34
Ceylon Holiday Resorts Limited	Development Finance Corporation of Ceylon Limited	100.00	61	4*	4*
	Sri Lanka Hotel Tourism Training Institute	10.00	5,000	50	50
				54	54
Walkers Tours Limited	TCI Hotels (Lanka) Limited	1.50	1	–	–
	Mahaweli Reach Hotels Limited	3.00		–	1
				–	1

As at 31st March

Shares held in	Investing Company	Value per Share (Rs.)	No. of Shares	Book Value 2002	Book Value 2001
In Rs. '000s					
John Keells Limited	Ceylon Hotels Corporation	2.00	5,181	**9***	28*
Mack International Freight (Pvt) Limited	SLFFA Cargo Services Limited	10.00	37,500	**250**	250
Mackinnon Mackenzie & Co. (Shipping) Limited	Sri Lanka Port Management & Consultancy Services Limited	10.00	100	**1**	1
Mackinnon Travels Limited	Mahaweli Reach Hotels Limited	3.00		**–**	2*
Waldock Mackenzie Limited	Bata Shoe Company of Ceylon Limited	10.00	–	**–**	377*
	Micro Minerals (Pvt) Limited	10.00	–	**–**	1,100
	Printcare Ceylon Limited	10.00	948,800	**15,984***	25,362*
	Reseach International (Pvt) Limited	10.00	–	**–**	–
	Vanik Incorporation Limited	10.00	3	**– ***	– *
	Veyangoda Textiles Limited	10.00	103,400	**– ***	– *
				15,984	26,839
Total investments in companies outside the Group				**146,483**	154,600

** Total market value of investments in Public Quoted Companies as at 31.03.2002 was Rs. 20,667,000 (31.03.2001 - Rs. 74,972,000).*

The total market value of investments in public quoted companies including companies in the Group, as at 31.03.2002 was Rs. 2,160,881,000 (31.03.2001 - Rs. 1,839,774,553).

Par value of all shares, unless otherwise stated is Rs. 10.00 with the exception of Ceylon Cold Stores Ltd. which is Rs. 8.00, John Keells Singapore (Pte) Ltd., which is S$ 1.00, John Keells Maldivian Resorts (Pte) Ltd., Travel Club (Pte) Ltd., Fantasea World Investment (Pte) Ltd., and Mack Air Services Maldives (Pte) Limited, which are MRF 10.00, John Keells Business Systems (UK) Ltd., which is GBP 1.00, Matheson Keells Air Services (Pvt) Ltd. and Matheson Keells Enterprises (Pvt) Ltd., which are Indian Rupees 10.0 and Chartersoft Limited, which is USD 10.00.

As at 31st March	Company 2002	Company 2001	Group 2002	Group 2001
In Rs. '000s				
13. Long Term Receivables				
Loans to Subsidiaries	**434,322**	419,134	**–**	–
Others	**–**	–	**3,500**	3,500
	434,322	419,134	**3,500**	3,500
Amounts expected to be recovered by the Group				
- within 12 months of the Balance Sheet date	**–**	–	**–**	–
- after 12 months from the Balance Sheet date	**434,322**	419,134	**3,500**	3,500
	434,322	419,134	**3,500**	3,500

As at 31st March In Rs. '000s	Company 2002	Company 2001	Group 2002	Group 2001
14. Deferred Expenditure				
14.1 Balance as at the beginning of the year	-	-	2,277	3,540
Additional expenditure during the year	-	-	2,413	-
Discontinued operations	-	-	(2,181)	-
Amounts written off during the year to Income Statement	-	-	(588)	(1,263)
	-	-	1,921	2,277
Amounts to be absorbed				
- within 12 months from the Balance Sheet date	-	-	501	1,263
- after 12 months from the Balance Sheet date	-	-	1,420	1,014
	-	-	1,921	2,277

14.2 Details of Balance as at the end of the year

Company	Basis for write-off	2002	2001
Keells Diamonds Limited	In 10 annual instalments from 1992/93	-	2,181
John Keells Singapore (Pte) Limited	In 10 annual instalments from 1992/93	-	96
Matheson Keells Enterprises (Pvt) Limited	In 5 annual instalments from 2001/02	1,921	-
		1,921	2,277

As at 31st March In Rs. '000s		Company 2002	Company 2001	Group 2002	Group 2001
15. Inventories					
Raw Materials	- at cost	-	-	154,755	189,915
Work-in-Progress		-	-	12,662	24,434
Finished Goods		-	-	295,292	226,813
Produce Stocks	- at since realised value	-	-	291,819	301,516
Other Stocks	- at cost	256	-	449,206	462,670
		256	-	1,203,734	1,205,348
16. Trade and other Receivables					
Trade and other Receivables		862,236	36,437	3,429,409	2,566,907
Trade dues from Related Parties		97,556	111,360	-	-
		959,792	147,797	3,429,409	2,566,907
Tax Refunds		7,789	-	131,995	84,299
Loans given to Executives in the Group (Note 16.1)		115,234	128,186	127,108	134,957
		1,082,815	275,983	3,688,512	2,786,163

As at 31st March	Company 2002	Company 2001	Group 2002	Group 2001
In Rs. '000s				
16.1 Loans given to Executives in the Group				
Balance as at the beginning of the year	**128,186**	114,590	**134,957**	116,728
Advanced during the year	**39,652**	63,855	**47,963**	72,659
Recovered during the year	**(52,604)**	(50,259)	**(55,812)**	(54,430)
	115,234	128,186	**127,108**	134,957

17. Short Term Investments

	Company 2002	Company 2001	Group 2002	Group 2001
Marketable Securities	-	-	-	5,828
Treasury Bills	**182,902**	156,247	**3,031,599**	1,790,078
Treasury Bonds	-	-	**189,575**	1,826,754
Commercial Papers	-	-	**146,336**	53,705
Fixed and Call Deposits	-	-	-	28,000
Floating Notes	**70,000**	-	**70,000**	-
	252,902	156,247	**3,437,510**	3,704,365

There were no marketable securities held by the Group as at 31.03.2002. (Market Value as at 31.03.2001 - Rs. 5,896,125).

18. Share Capital

As at 31st March	2002	2001
In Rs. '000s		
AUTHORISED		
300,000,000 Ordinary Shares of Rs. 10/- each	**3,000,000**	3,000,000
ISSUED & FULLY PAID		
As Ordinary Shares of Rs. 10/- each		
As at the beginning of the year	**1,827,083**	608,184
Bonus issues during the year	-	1,216,371
GDRs converted during the year	**1,741**	2,303
Share Options exercised during the year	**17,840**	225
As at the end of the year	**1,846,664**	1,827,083
As Global Depository Receipts (GDRs) with each GDR representing two Ordinary Shares		
As at the beginning of the year	**8,536**	3,614
Bonus Issues during the year	-	7,225
Converted to Ordinary Shares during the year	**(1,741)**	(2,303)
As at the end of the year	**6,795**	8,536
Total issued and fully paid	**1,853,459**	1,835,619

The Company approved a Bonus Issue of 2 ordinary shares for every 1 share held as at 8th August 2000.

19. Capital Reserves and Goodwill

As at 31st March		Company 2002	Company 2001	Group 2002	Group 2001
In Rs. '000s					
19.1 Capital Reserves					
Balance as at the beginning of the year		1,049,728	2,272,674	2,351,639	3,501,455
Premium on issue of Shares during the year		52,916	675	52,916	675
Bonus issue of Shares		-	(1,223,596)	-	(1,223,596)
Expenses on issue of Bonus Shares		-	(25)	-	(25)
Transfer to Exchange Translation Reserve		-	-	65,949	80,292
Adjustment for Disposal of Revalued Assets		-	-	-	(7,162)
Adjustment for new and discontinued operations		-	-	(1,288)	-
Balance as at the end of the year		1,102,644	1,049,728	2,469,216	2,351,639
Share Premium		837,280	784,364	837,280	784,364
Revaluation Reserve	(Note 19.3)	265,364	265,364	978,037	978,037
Exchange Translation Reserve	(Note 19.4)	-	-	200,779	134,830
Other Capital Reserves	(Note 19.5)	-	-	453,120	454,408
Balance as at the end of the year		1,102,644	1,049,728	2,469,216	2,351,639
19.2 Goodwill					
Goodwill as at the beginning of the year				209,544	61,365
Accumulated Amortised Goodwill as at the beginning of the year				10,707	15,095
				220,251	76,460
Unamortised Goodwill as at the beginning of the year				(617,153)	(660,973)
Unamortised Negative goodwill as at the beginning of the year				837,404	737,433
				220,251	76,460
Goodwill on Discontinued Operations				(100,881)	-
Goodwill arising during the year				(15,431)	(12,279)
Negative Goodwill arising during the year				29,871	160,458
Goodwill Amortised during the year				46,077	47,080
Negative Goodwill Amortised during the year				(51,474)	(51,468)
Unamortised Goodwill as at the end of the year				128,413	220,251
Unamortised Goodwill as at the end of the year				(571,557)	(617,153)
Unamortised Negative Goodwill as at the end of the year				699,970	837,404
				128,413	220,251
Goodwill as at the end of the year				123,103	209,544
Accumulated Amortised Goodwill as at the end of the year				5,310	10,707
				128,413	220,251
Total Capital Reserves		1,102,644	1,049,728	2,597,629	2,571,890

19.3 The Revaluation Reserve consists of the net surplus on the revaluation of property, plant & equipment as described in Note 11.3. The unrealised surplus cannot be directly distributed to shareholders.

19.4 The Exchange Translation Reserve comprises the net exchange movement arising on the translation into Sri Lanka rupees of net equity investments in overseas subsidiaries.

19.5 *The Other Capital Reserves comprise the Capital Redemption Reserve Funds arising from the redemption of preference shares of subsidiaries.*

20. Revenue Reserves

		Company		Group	
As at 31st March		**2002**	2001	**2002**	2001
In Rs. '000s					
General and other Reserves					
Balance as at the beginning of the year		**895,000**	802,841	**2,028,000**	1,823,189
Reserved during the year - General Reserve		**-**	30,000	**56,402**	151,169
Dividend Reserve (Net)		**187,975**	62,159	**232,417**	59,518
Adjustment on account of new and discontinued operations		**-**	-	**38**	(5,876)
Balance as at the end of the year		**1,082,975**	895,000	**2,316,857**	2,028,000
General Reserves	(Note 20.1)	**450,000**	450,000	**1,597,543**	1,541,103
Investment Equalisation Reserve	(Note 20.2)	**75,000**	75,000	**75,000**	75,000
Dividend Reserves	(Note 20.3)	**557,975**	370,000	**644,314**	411,897
		1,082,975	895,000	**2,316,857**	2,028,000
Profit & Loss Balance					
Balance as per Equity Statement		**21,853**	42,389	**1,745,461**	1,863,443
Retained by Subsidiaries in Reserves		**-**	-	**(100,844)**	(118,528)
Balance as at the end of the year		**21,853**	42,389	**1,644,617**	1,744,915
Total Revenue Reserves		**1,104,828**	937,389	**3,961,474**	3,772,915

20.1 General Reserve represents the amounts set aside by the Directors for general application.

20.2 Investment Equalisation Reserve comprises an amount set aside by the Directors for fall in value of long term investments of the Company.

20.3 Dividend Reserve comprises dividends received by companies which have not been distributed and are available for appropriation.

21. Interest Bearing Borrowings

21.1 Movement of Interest Bearing Borrowings

As at 31st March	Finance Leases	Long Term Loans	Total 2002	Total 2001
In Rs. '000s				
Company				
Balance as at the beginning of the year	–	455,970	**455,970**	571,248
Obtained during the year	–	323,596	**323,596**	–
Repaid during the year	–	(113,973)	**(113,973)**	(115,278)
	–	665,593	**665,593**	455,970
Repayable within one year	–	(178,717)	**(178,717)**	(114,000)
Repayable after one year	–	486,876	**486,876**	341,970
Group				
Balance as at the beginning of the year	269,837	1,192,650	**1,462,487**	1,607,296
Obtained during the year	17,640	372,377	**390,017**	128,703
Adjustment on account of Exchange Rates	–	11,570	**11,570**	22,185
Repaid during the year	(2,647)	(296,486)	**(299,133)**	(295,697)
	284,830	1,280,111	**1,564,941**	1,462,487
Repayable within one year	(4,216)	(394,781)	**(398,997)**	(240,575)
Repayable after one year	280,614	885,330	**1,165,944**	1,221,912

21.2 Details of Finance Leases - Group

As at 31st March	2002	2001
Gross Liability to the Lessor	**599,012**	583,480
Less: Finance Charges	**(314,182)**	(313,643)
Net Liability	**284,830**	269,837
Repayable within one year		
Gross Liability	**19,268**	13,186
Less: Finance Charges	**(15,052)**	(10,861)
Net Liability	**4,216**	2,325
Repayable after one year		
Gross Liability	**579,744**	570,294
Less: Finance Charges	**(299,130)**	(302,782)
Net Liability	**280,614**	267,512

21.3 Details of Interest Bearing Borrowings

As at 31st March	Nature of Facility	2002		2001	
Keells Food Products Limited	Term Loan	–		3,150	
Jaykay Marketing Services (Pvt) Limited	Term Loan	12,917		17,917	
Ceylon Cold Stores Limited	Term Loan	–	12,917	1,143	22,210
Trans-ware Logistics (Pvt) Limited	Term Loan		67,290		72,784
Keells Plantation Management Services (Pvt) Limited	Term Loan	56,800		76,800	
Namunukula Plantations Limited	Finance Lease	284,830		269,837	
	Term Loan	230,804		223,338	
Tea Smallholder Factories Limited	Term Loan	35,000		84,143	
John Keells Limited	Loan	–	607,434	20	654,138
Beruwela Walk Inn Limited	Term Loan	5,922		6,020	
Ceylon Holiday Resorts Limited	FRN's	70,972		100,000	
Habarana Lodge Limited	Term Loan	8,463		14,674	
John Keells Maldivian Resorts (Pte) Limited	Term Loan	124,345		112,775	
Walkers Tours Limited	Term Loan	685		12,456	
Mackinnons Tours Limited	Promissory Note	–		2,881	
Whittall Boustead (Travels) Limited	Promissory Note	–	210,387	8,012	256,818
Bosanquet & Skrine Limited	Loan		567		567
Mackinnon & Keells Financial Services Limited	Term Loan	753		–	
John Keells Holdings Limited	Term Loan	665,593	666,346	455,970	455,970
			1,564,941		1,462,487

21.4 Borrowings denominated in

	2002	2001
Sri Lanka Rupees	1,440,596	1,349,712
US Dollars	124,345	112,775
	1,564,941	1,462,487

The quantum of Long Term Loans repayable during the financial year 2002/2003 has been reflected as Interest Bearing Borrowings under current liabilities.

21.5 Details of Security and Repayment of Interest Bearing Borrowings

Company	Lending Institution	Security	Interest Rate	Repayment
Jaykay Marketing Services (Pvt) Limited	National Development Bank	Property, Plant & Equipment and Corporate Guarantee of JKHL	Present Effective rate 15.50% (15.5%-18.5%)	In 84 equal monthly instalments commencing November 1997
Trans-ware Logistics (Pvt) Limited	DFCC Bank	Land and Promissory Notes	13.93%	At Rs. 457,953 per month commencing March 1998 up to August 2002
Keells Plantation Management Services (Pvt) Limited	National Development Bank	Corporate Guarantee of JKHL	12 month TBR+3%	Over 5 years commencing 31.08.1999
Namunukula Plantations Limited	Asian Development Bank	Lease Rights of Estates	11.55,13.10 & 14.33%	Repayment over 10 years commencing 04.09.2003
	DFCC Bank	Lease Rights of Estates	AWPR+2%	In 60 equal monthly instalments commencing 22.04.2002

Company	Lending Institution	Security	Interest Rate	Repayment
Tea Smallholder Factories Limited	Hatton National Bank	Warehouse at Peliyagoda	AWPR + 2%	Repayment over 4 years commencing 01.07.2002
Beruwela Walk Inn Limited	National Development Bank	Corporate Guarantee of JKHL	5.00%	In 72 equal instalments commencing 31.10.2001
Ceylon Holiday Resorts Limited	Floating Rate Note (FRNs) -Nations Trust Bank Ltd.	Corporate Guarantee of JKHL	6 month TBR+1.25% 6 month TBR+1.45%	On 17.04.2002 On 16.04.2003
	National Development Bank	Corporate Guarantee of JKHL	8.50%	In 42 monthly instalments commencing 01.04.2002
Habarana Lodge Limited	DFCC Bank	Property, Plant & Equipment (Entire Hotel Premises)	11.00% 2% on Capitalised Interest	In 72 equal instalments by 31.03.2003
	National Development Bank	Property, Plant & Equipment (Entire Hotel Premises)	11.00% 2% on Capitalised Interest	In 72 equal instalments by 31.03.2003
		Laundry Equipment	5.00%	In 24 equal instalments commencing December 2001
	People's Bank	Property, Plant & Equipment (Entire Hotel Premises)	12.00% 2% on Capitalised Interest	In 72 equal instalments by 31.03.2003
John Keells Maldivian Resorts (Pte) Limited	Deutsche Bank	GOSL Treasury Bills of JKHL	SIBOR+1.5%	By 20.11.2002
Walkers Tours Limited	National Development Bank	Coach purchased	18.00%	In 48 equal monthly instalments by July 2002
John Keells Holdings Limited	Standard Chartered Grindlays Bank	Land & Building and Shares	TBR+2.75%	Bi-annual repayment over 5 years from date of each draw down, commencing 2000/2001
Mackinnon & Keells Financial Services Limited	National Development Bank	None	8.50%	In 60 equal instalments commencing 30.05.2002

21.3 Other Assets Pledged

Keells Food Products Limited has pledged Stocks and Book Debts to the Hongkong and Shanghai Banking Corporation for working capital facilities.

Matheson Keells Enterprises (Pvt) Limited has pledged its Book Debts to the Standard Chartered Bank for overdraft facilities.

Mack International Freight (Pvt) Limited has pledged its Book Debts to the Hongkong & Shanghai Banking Corporation and certain shares to State Bank of India for overdraft facilities.

John Keells Limited has mortgaged the premises at Glennie Street to the Bank of Ceylon and pledged its Book Debts to the State Bank of India and certain shares to the Hatton National Bank for overdraft facilities from the respective Banks.

Namunukula Plantations Limited has pledged the leasehold rights of one of its estates to the Hatton National Bank and its Stocks, Moveables and Book Debts to the Bank of Ceylon for overdraft facilities.

Keells Business Systems Limited has pledged its Stocks and Book Debts to the Hongkong and Shanghai Banking Corporation for import facilities.

John Keells Office Automation (Pvt) Limited has secured overdraft and Letter of Credit facilities from the American Express Bank against Stocks and Book Debts.

Beruwela Walk Inn Limited has pledged Stocks and Book Debts to the Hatton National Bank for working capital facilities.

Habarana Walk Inn Limited has pledged Stocks and Book Debts to the State Bank of India for working capital facilities.

International Tourists & Hoteliers Limited has pledged Stocks and Book Debts to the State Bank of India for overdraft facilties.

Kandy Walk Inn Limited has pledged Stocks and Book Debts to the State Bank of India for working capital facilities.

Whittall Boustead Limited has pledged its premises at 148, Vauxhall Street, to the Deutsche Bank for overdraft facilities provided to the Company.

	Company		Group	
As at 31st March	**2002**	2001	**2002**	2001
In Rs. '000s				
22. Deferred Tax Liabilities				
Balance as at the beginning of the year	-	1,000	**306,786**	237,666
Provision made/(released) during the year	-	(1,000)	**39,316**	69,120
Adjustments in respect of discontinued operations	-	-	**(615)**	-
Balance as at the end of the year	-	-	**345,487**	306,786
23. Retirement Benefit Obligation - Gratuity				
As at the beginning of the year	**37,097**	35,206	**481,787**	444,631
Add : Provision for the year	**10,567**	8,755	**94,762**	85,603
Less : Payments made during the year	**(2,696)**	(6,864)	**(77,822)**	(48,447)
Less : Discontinued Operations	-	-	**(8,199)**	-
As at the end of the year	**44,967**	37,097	**490,528**	481,787
24. Other Deferred Liabilities				
Grants & Subsidies				
Balance as at the beginning of the year	-	-	**77,690**	38,773
Received during the year	-	-	**19,043**	39,984
Amortisation during the year	-	-	**(3,087)**	(1,067)
Balance as at the end of the year	-	-	**93,646**	77,690
Amounts expected to be Amortised				
Within 12 months of the Balance Sheet date	-	-	**5,608**	3,867
After 12 months from the Balance Sheet date	-	-	**88,038**	73,823
	-	-	**93,646**	77,690

Details of Balance as at the end of the year

Company	Basis for Amortisation	2002	2001
Namunukula Plantations Limited			
- Plantations Housing and Social Welfare Trust	2.5% p.a.	44,711	37,948
- Asian Development Bank	2.5% p.a.	26,875	19,092
- Sri Lanka Tea Board Subsidy	7.5% p.a.	2,325	2,550
- Others	7.5% p.a.	5,600	5,600
Tea Smallholder Factories Limited			
- Others	12.5% p.a.	14,135	12,500
		93,646	77,690

25. Trade and other Payables

	Company		Group	
As at 31st March	2002	2001	2002	2001
In Rs. '000s				
Trade Payables	1,207	1,298	4,652,187	4,822,445
Trade Payables to Related Parties	32,909	26,084	-	-
Other Payables	-	-	503,141	483,867
Advances & Deposits	-	-	219,203	213,820
Sundry Creditors including accrued expenses	98,504	62,227	292,296	346,467
	132,620	89,609	5,666,827	5,866,599

26. Short Term Borrowings

	Company 2002	Company 2001	Group 2002	Group 2001
Short Term Loans	90,000	-	338,344	127,926
Commercial Papers	418,472	-	647,872	-
Others/Promissory Notes	-	200,000	-	200,000
	508,472	200,000	986,216	327,926

27. Cash & Cash Equivalents

		Company 2002	Company 2001	Group 2002	Group 2001
Favourable Cash & Cash Equivalent Balances					
Cash & Bank Balances		34,752	71,310	912,702	608,315
Short Term Investments	(Note 17)	252,902	156,247	3,437,510	3,704,365
		287,654	227,557	4,350,212	4,312,680
Unfavourable Cash & Cash Equivalent Balances					
Bank Overdrafts		(317,041)	(170,419)	(1,017,303)	(797,364)
Total Cash & Cash Equivalents for the purpose of Cash Flow Statement		(29,387)	57,138	3,332,909	3,515,316

28 Segment Information

28.1 Information based on the Primary Segments (Business Segments)

	Food & Beverage		Transportation		Plantation		Leisure		Information Technology		Others		Group Total	
For the year ended 31st March	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
In Rs. '000s														
Total Sales	7,302,066	6,656,192	1,961,465	1,384,542	3,284,594	3,392,343	1,590,583	2,085,140	1,029,696	1,147,288	2,388,694	2,191,360	17,557,098	16,856,865
Less:														
Inter Segment Sales	(17,791)	(15,975)	(25,771)	(6,816)	(58,433)	(44,126)	(97,119)	(68,153)	(21,911)	(63,928)	(402,545)	(372,012)	(623,570)	(571,010)
Intra Segment Sales	(2,171,432)	(2,024,224)	(269)	(7,187)	-	(62,489)	-	(64,619)	(32,208)	(42,317)	(5,408)	(17,537)	(2,209,317)	(2,218,373)
Segment Revenue	5,112,843	4,615,993	1,935,425	1,370,539	3,226,161	3,285,728	1,493,464	1,952,368	975,577	1,041,043	1,980,741	1,801,811	14,724,211	14,067,482
Share of Associate Company turnover													(2,946,891)	(2,245,633)
Revenue													11,777,320	11,821,849
Segment Operating Profits	176,347	250,411	427,639	298,668	198,746	344,786	(34,549)	299,036	(2,382)	(29,674)	237,407	183,305	1,003,208	1,346,532
Other Operating Income													203,079	214,639
Provision for fall in Value of Investments													-	(33,989)
Finance Expenses													(323,732)	(221,806)
Profit before Taxation	156,115	263,425	521,131	384,623	116,368	281,306	(50,786)	265,319	(5,296)	(12,619)	145,023	123,322	882,555	1,305,376
Income Tax Expense	(76,561)	(65,172)	(121,705)	(91,548)	(58,328)	(73,087)	4,920	(33,893)	(6,107)	(5,576)	(32,427)	(34,986)	(290,208)	(304,262)
Profit after Taxation	79,554	198,253	399,426	293,075	58,040	208,219	(45,866)	231,426	(11,403)	(18,195)	112,596	88,336	592,347	1,001,114
Assets														
Segment Assets	2,978,698	2,985,969	2,318,071	1,633,171	3,748,786	3,598,294	3,481,281	3,870,993	443,498	403,606	7,450,885	6,971,916	20,421,219	19,463,949
Investment in Subsidiaries													10,680	24,008
Other Investments													146,483	154,600
Total Assets													20,578,382	19,642,557
Liabilities														
Segment Liabilities	901,918	875,529	445,880	455,561	721,448	793,161	360,313	539,901	214,574	239,798	4,530,525	4,241,800	7,174,658	7,145,750
Interest bearing Borrowings													1,564,941	1,462,487
Deferred Tax Liabilities													345,487	306,786
Other Deferred Liabilities													93,646	77,690
Income Tax Liabilities													32,201	12,520
Dividends Payable													166,872	169,566
Short Term Borrowings													986,216	327,926
Total Liabilities													10,364,021	9,502,725
Others														
Purchase of Property, Plant & Equipment	149,128	311,598	35,036	37,173	229,681	325,483	131,937	319,958	7,399	70,651	34,694	96,686	587,875	1,161,549
Depreciation	243,659	203,486	41,006	40,720	114,909	95,069	273,109	249,512	35,206	25,862	47,904	46,964	755,793	661,613
Deferred Expenditure	-	-	492	-	-	-	-	-	-	-	96	1,263	588	1,263
Retirement Gratuity	28,316	30,229	8,430	5,836	23,795	19,922	10,163	9,173	7,833	7,399	16,225	13,044	94,762	85,603
Goodwill Amortised	-	-	-	-	-	-	-	-	-	-	(5,397)	(4,388)	(5,397)	(4,388)
Grants & Subsidies Amortised	-	-	-	-	3,087	1,067	-	-	-	-	-	-	3,087	1,067

Notes to the Financial Statements

28.2 Information based on the Secondary Segements (Geographical Segments)

Based on the location of customers

	Sri Lanka		Asia (excludes Sri Lanka)		Europe		Others		Group Total	
For the year ended 31st March	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
In Rs. '000s										
Segment Revenue	**13,141,294**	12,696,475	**880,593**	820,262	**547,818**	434,528	**154,506**	116,217	**14,724,211**	14,067,482

Based on the location of assets

	Sri Lanka		South Asia		Others		Group Total	
For the year ended 31st March	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
In Rs. '000s								
Segment Revenue	**13,845,492**	13,248,652	**799,330**	750,857	**79,389**	67,973	**14,724,211**	14,067,482
Segment Operating Profits	**885,145**	1,173,488	**123,878**	166,435	**(5,815)**	6,609	**1,003,208**	1,346,532
Segment Assets	**19,240,219**	17,631,273	**1,113,778**	1,784,525	**67,222**	48,151	**20,421,219**	19,463,949
Segment Liabilities	**7,061,644**	7,027,364	**110,398**	116,988	**2,616**	1,398	**7,174,658**	7,145,750
Purchase of Property,								
Plant & Equipment	**470,617**	1,007,598	**116,662**	153,526	**596**	425	**587,875**	1,161,549
Depreciation	**649,281**	570,737	**106,131**	90,472	**381**	404	**755,793**	661,613
Deferred Expenditure	–	1,195	**492**	–	**96**	68	**588**	1,263
Retirement Gratuity	**94,382**	85,603	**380**	–	–	0	**94,762**	85,603
Goodwill Amortised	**(5,397)**	(4,388)	–	–	–	0	**(5,397)**	(4,388)
Grants and Subsidies Amortised	**3,087**	1,067	–	–	–	0	**3,087**	1,067

28.3 Assets

As at 31st March In Rs. '000s	Total Assets 2002	Total Assets 2001	Net Assets 2002	Net Assets 2001
Food & Beverage	**2,985,996**	2,989,175	**1,782,518**	1,996,159
Transportation	**2,318,322**	1,633,424	**1,769,152**	1,072,793
Plantation	**3,748,795**	3,598,322	**1,950,889**	1,907,303
Leisure	**3,503,243**	3,871,082	**2,796,599**	2,965,439
Information Technology	**443,498**	407,804	**233,378**	167,676
Others	**7,578,528**	7,142,750	**1,681,825**	2,030,462
	20,578,382	19,642,557	**10,214,361**	10,139,832
Reflected in:				
Sri Lanka Rupees	**19,397,382**	17,820,845	**9,272,165**	8,778,329
American Dollars	**1,098,083**	1,773,451	**891,994**	1,349,073
Pound Sterling	**34,929**	25,179	**32,491**	7,943
Singapore Dollars	**11,783**	17,604	**11,300**	3,390
Indian Rupees	**36,205**	5,478	**6,411**	1,097
	20,578,382	19,642,557	**10,214,361**	10,139,832

29. Directors' Interests in Transactions/Related Party Transactions

RPK Management Services (Pvt) Limited and its subsidiaries occupy space at the premises owned by the Company at Union Place, Colombo 2 for which rental amounting to Rs. 5,131,985 was paid during the year. In addition finance charges (net) amounting to Rs. 6,164,232 were received from this Group of Companies

Mr. V. Lintotawela, Mr. C.J. Fernando, Mr. A.D. Gunewardene and Mr. S.C. Ratnayake are Directors of some or all of those companies.

Union Assurance Limited handles the insurance of the Company and its subsidiaries and a net payment of Rs. 87,517,961 was paid to this Company during the year.

Mr. V. Lintotawela and Mr. A.D. Gunewardene are Director and Alternate Director of this company.

Management Fees of Rs. 2,829,343 was received from Ceylinco Tourist Hotels Limited during the year. In addition finance charges amounting to Rs. 4,676,300 were received from this Company.

Mr. V. Lintotawela, Mr. C.J. Fernando, Miss A. Coomaraswamy and Mr. A.D. Gunewardene are Directors of this company.

Companies in the Group have obtained banking facilities from the Nations Trust Bank Limited at normal commercial rates.

Mr. V. Lintotawela, Mr. C.J. Fernando, Miss A. Coomaraswamy, Mr. A.D. Gunewardene, Mr. S.C. Ratnayake and Mr. S. Easparathasan are Directors of this Company.

Companies in the Group received payments amounting to Rs. 51,255,257 for various services rendered to South Asia Gateway Terminals (Pvt) Limited in the normal course of business, during the year.

Mr. V. Lintotawela, Mr. C.J.Fernando, Miss A. Coomaraswamy and Mr. S.C. Ratnayake are Directors of this company.

Sri Lanka Telecom provides telecommunication facilities to the Company and payment is made on a normal commercial basis.

Mr. J.C.L. de Mel was the Chairman of Sri Lanka Telecom till December 2001.

30. Contingent Liabilities

In the event that there is a cost overrun on the estimated Project Cost of South Asia Gateway Terminals (Pvt.) Limited, certain shareholders of that company would be required to contribute a further amount of up to USD 45 million. As among these shareholders, the Company would be required to contribute the rupee equivalent of 42% of such amount converted at the exchange rate prevailing at that time. As at date no such cost over run is anticipated.

Other contingent liabilities of the Company as at the Balance Sheet date, on account of guarantees issued by the Company to third parties on behalf of Subsidiary and Associate Companies and on behalf of other companies, amounted to Rs. 686,966,912 (31st March 2001 - Rs. 846,197,912).

Other contingent liabilities of the Group as at the Balance Sheet date are as indicated in Note 8.5 on pages 65 and 66 and a sum of Rs. 111,392,464 on account of guarantees issued to or on behalf of Associate Companies and other third parties (31st March 2001 - Rs. 107,808,187).

31. Capital Commitments

Expenditure contracted for as at the Balance Sheet date, but which has not been provided for in the Consolidated Financial Statements is as follows:

Company

The Company is committed to contribute towards 26.25% of the equity of South Asia Gateway Terminals (Pvt) Limited over a period of 3 1/2 years from September 1999 up to a total sum of US$ 25,326,000. A sum of US$ 12,352,950 has been paid against this amount.

Other commitments of the Group as at 31st March	2002	2001
(in Rs).		
Food and Beverage Sector		
Ceylon Cold Stores Limited	5,200,000	60,334,640
Transportation Sector		
Mack International Freight (Pvt) Limited	3,097,840	–
Leisure Sector		
Ceylon Holiday Resorts Limited	–	1,856,250
Plantation Sector		
Namunukula Plantations Limited	3,271,045	13,509,167
Tea Smallholder Factories Limited	3,631,510	1,922,370

32. POST BALANCE SHEET EVENTS

There have been no events subsequent to the Balance Sheet date, which would have any material effect on the Company or on the Group, other than the following:

The Company has negotiated the sale of its subsidiary Waldock Mackenzie Limited to Nations Trust Bank Limited, an Associate of the Group, subject to obtaining approval of the Central Bank of Sri Lanka.

Consolidated Value Added Statement

	2001/02		2000/01		1999/00		1998/99		1997/98	
In Rs. '000s										
Net Revenue	**11,777,320**		11,821,849		10,461,949		9,453,237		8,684,517	
Adjustment for other Income/(Expenses)	**203,079**		214,639		149,833		100,134		43,362	
	11,980,399		12,036,488		10,611,782		9,553,371		8,727,879	
Less : Cost of Materials & Services purchased from external sources	**6,849,204**		6,860,388		5,950,064		5,828,130		5,227,307	
Value Added	**5,131,195**		5,176,100		4,661,718		3,725,241		3,500,572	
Distributed as follows:		%		%		%		%		%
To Employees as Remuneration	**2,489,107**	**48.51**	2,337,107	45.15	1,815,372	38.94	1,377,012	36.96	1,156,534	33.04
To the Government as Taxes	**970,216**	**18.91**	954,460	18.44	917,048	19.67	874,915	23.49	835,340	23.86
To the Providers of Capital										
as Interest on Loans	**323,732**	**6.31**	221,806	4.29	246,241	5.28	142,925	3.84	47,325	1.35
as Minority Interest	**48,966**	**0.95**	221,428	4.28	246,778	5.29	176,576	4.74	337,885	9.65
To Shareholders as Dividends	**329,869**	**6.43**	353,128	6.82	168,150	3.62	151,343	4.06	155,783	4.45
Retained within the business										
as Depreciation	**755,793**	**14.73**	661,613	12.78	518,336	11.12	429,805	11.54	314,941	9.00
as Reserves	**213,512**	**4.16**	426,558	8.24	749,793	16.08	572,665	15.37	652,764	18.65
	5,131,195	**100.00**	5,176,100	100.00	4,661,718	100.00	3,725,241	100.00	3,500,572	100.00

The Value Added Statement shows the quantum of wealth generated by the activities of the Group and the application of the value Added.

Consolidated Value Added


2002
A-49%
B-19%
C-6%
D-1%
E-6%
F-19%
2001
A-46%
B-18%
C-4%
D-4%
E-7%
F-21%
A To Employees
B To Government as Taxes
C As Interest on Capital
D As Minority Interest
E To Shareholders
F Retained in the Business

Appendix

Ten Year Summary of Group Results

Year ended 31st March	2002 Rs.'000s	2001 Rs.'000s	2000 Rs.'000s	1999 Rs.'000s	1998 Rs.'000s	1997 Rs.'000s	1996 Rs.'000s	1995 Rs.'000s	1994 Rs.'000s	1993 Rs.'000s
OPERATING RESULTS FOR THE YEAR										
Group Revenue	**11,777,320**	11,821,849	10,461,949	9,453,237	8,684,517	5,720,817	5,316,626	4,596,887	4,040,473	3,220,448
Profit before Interest	**1,206,287**	1,527,182	1,696,337	1,317,700	1,486,254	731,593	566,048	567,259	624,021	496,632
Interest	**(323,732)**	(221,806)	(246,241)	(142,925)	(47,325)	25,577	63,383	50,030	(239,795)	(220,047)
Extraordinary/Exceptional Items	**-**	-	-	-	-	-	(68,039)	94,964	-	15,245
Profit before Taxation	**882,555**	1,305,376	1,450,096	1,174,775	1,438,929	757,170	561,392	712,253	384,226	291,830
Taxation	**(290,208)**	(304,262)	(285,375)	(274,191)	(292,497)	(183,226)	(203,443)	(150,087)	(89,891)	(71,674)
Profit after Taxation	**592,347**	1,001,114	1,164,721	900,584	1,146,432	573,944	357,949	562,166	294,335	220,156
Minority Interest	**(48,966)**	(221,428)	(246,778)	(176,576)	(337,885)	(150,390)	(94,794)	(102,160)	(115,144)	(80,762)
Profit attributable to the Company	**543,381**	779,686	917,943	724,008	808,547	423,554	263,155	460,006	179,191	139,394
BALANCE SHEET										
Share Capital	**1,853,459**	1,835,619	611,798	404,728	402,070	320,240	280,000	245,000	245,000	150,000
Capital Reserves	**2,597,629**	2,571,890	3,577,915	3,755,670	3,567,112	3,658,707	3,778,409	2,662,302	2,747,809	731,730
Revenue Reserves	**3,961,474**	3,772,915	3,351,356	2,629,585	2,093,154	1,434,085	1,179,108	994,964	571,799	461,288
Minority Interest	**1,801,799**	1,959,408	2,058,045	1,961,806	2,071,260	1,653,680	1,703,745	1,304,962	1,060,410	1,062,823
Non-Current Liabilities	**2,095,605**	2,088,175	2,083,779	1,474,809	1,325,369	671,381	395,833	254,841	242,369	816,112
	12,309,966	12,228,007	11,682,893	10,226,598	9,458,965	7,738,093	7,337,095	5,462,069	4,867,387	3,221,953
Property, Plant & Equipment and Investments	**11,330,503**	11,332,589	10,561,522	9,212,829	8,221,410	6,343,010	5,918,259	3,895,343	3,165,561	2,947,268
Long Term Receivables	**3,500**	3,500	-	10,527	39,073	46,119	65,354	214,187	-	-
Deferred Expenditure	**1,921**	2,277	3,540	5,808	7,119	9,588	12,214	40,710	40,353	41,125
Current Assets	**9,242,458**	8,304,191	7,993,422	7,491,176	5,799,059	4,714,526	3,643,711	3,035,112	3,254,143	1,924,154
Current Liabilities	**(8,268,416)**	(7,414,550)	(6,875,591)	(6,493,742)	(4,607,696)	(3,375,150)	(2,302,443)	(1,723,283)	(1,592,670)	(1,690,594)
	12,309,966	12,228,007	11,682,893	10,226,598	9,458,965	7,738,093	7,337,095	5,462,069	4,867,387	3,221,953
RATIOS & OTHER INFORMATION										
Earnings per Share (Rs.)	**2.95**	4.25	5.01	3.96	4.42	2.32	1.44	2.52	1.00	0.77
Market Price per Share (Rs.)	**58.00**	33.50	40.66	40.00	62.77	35.55	29.36	26.54	42.47	22.17
Enterprise Value (Rs. '000's)	**9,968,310**	4,424,421	5,511,554	5,454,801	9,477,649	4,622,216	4,396,444	4,525,550	7,431,466	4,157,477
EV/EBITDA (No. of Times)	**5.11**	2.03	2.48	3.11	5.23	4.76	5.56	6.20	9.76	6.65
Dividend Payout (Rs.'000s)	**329,869**	353,128	168,150	151,343	155,783	92,050	77,586	84,285	47,340	35,754
Bonus Issues (Ratio)	**-**	2:1	1:4 & 1:5	-	1:4	1:7	1:7	-	1:6	1:5
Rights Issue (Ratio)	**-**	-	-	-	-	-	-	-	1:6	-
Rights Price (Rs.)	**-**	-	-	-	-	-	-	-	190.00	-
Debt/Equity Ratio (%)	**42.42**	31.63	30.06	27.86	20.32	15.17	9.22	13.28	13.55	107.68
Interest Cover (No. of Times)	**3.73**	6.89	6.89	9.22	31.41	-	-	-	2.60	2.26
Net Assets per Share (Rs.)	**45.39**	44.56	41.09	37.28	33.51	30.05	29.10	21.68	19.80	10.44
Current Ratio (No. of Times)	**1.12**	1.12	1.16	1.15	1.26	1.40	1.58	1.76	2.04	1.14

The earnings per share has been calculated based on the consolidated profit after taxation attributable to ordinary shareholders divided by the weighted average number of shares in issue during that year diluted for subsequent bonus issues.

Market Price and Net Assets per Share have also been adjusted for subsequent bonus issues.

Distribution of Shareholders

Shares held			31st March 2002				31st March 2001			
			Number of Shareholders		Number of Shares held		Number of Shareholders		Number of Shares held	
				%		%		%		%
Less than		1,000	2,809	50.2	1,083,592	0.59	2,632	47.9	1,032,282	0.56
1,001	-	5,000	1,565	28.0	3,860,962	2.08	1,599	29.1	3,842,230	2.09
5,001	-	10,000	520	9.3	3,696,409	2.00	546	9.9	3,836,944	2.09
10,001	-	50,000	471	8.4	9,791,621	5.28	482	8.8	10,156,304	5.53
50,001	-	100,000	73	1.3	5,287,787	2.85	78	1.4	5,556,109	3.03
100,001	-	500,000	86	1.5	19,055,181	10.28	85	1.5	17,965,624	9.79
500,001	-	1,000,000	31	0.6	23,026,349	12.42	30	0.6	22,426,606	12.22
1,000,001		and over	40	0.7	119,543,976	64.50	41	0.8	118,745,828	64.69
Total			5,595	100.0	185,345,877	100.00	5,493	100.00	183,561,927	100.00

Market information on Ordinary Shares of the Company

		2001/2002	2000/2001
Market Value			
Highest Price	Rs.	**72.75 (07.12.2001)**	60.00* (30.06.2000)
Lowest Price	Rs. .	**23.50 (17.08.2001)**	31.50 (30.11.2001)
As at year end	Rs.	**58.00**	33.50

** Actual price adjusted for a bonus issue by the Company in August 2000 of 2 shares for every 1 held.*

Trading Statistics			
Number of Shares traded		**57,747,100**	29,203,700
Number of Transactions		**14,625**	10,938
Value of all Shares traded	Rs.	**2,814,780,850**	1,767,618,075


JKH - Relative Performance vs Market
200
180
160
140
120
100
80
60
Mar 01
Apr 01
May 01
Jun 01
Jul 01
Aug 01
Sep 01
Oct 01
Nov 01
Dec 01
Jan 02
Feb 02
JKH
ASPI

Composition of Shareholders

Category	31st March 2002			31st March 2001		
	Number of Shareholders	Number of Shares held	%	Number of Shareholders	Number of Shares held	%
Directors and Spouses	11	8,172,548	4.4	11	8,008,398	4.4
Executives, Staff, other connected Persons	105	4,412,862	2.4	117	5,488,191	2.9
Public - Resident	5,269	118,531,414	63.9	5,175	103,490,701	56.4
Public - Non Resident	209	53,549,555	28.9	189	65,721,001	35.8
Global Depository Receipts	1	679,498	0.4	1	853,636	0.5
Total	5,595	185,345,877	100.0	5,493	183,561,927	100.00

Twenty largest Shareholders of the Company

	31st March 2002 No. of Shares	%	31st March 2001 No. of Shares	%
S E Captain	14,009,600	7.56	12,000,000	6.54
Employees' Provident Fund	9,934,675	5.36	10,393,075	5.66
R Rajaratnam	6,515,600	3.52	–	
Distilleries Company of Sri Lanka Limited	6,471,900	3.49	–	
K Balendra	6,456,601	3.48	6,377,710	3.47
Bank of New York, Stewart Ivory, Fifth Third Bank	6,255,000	3.37	7,750,000	4.22
Rubber Investment Trust Limited	5,156,900	2.78	5,561,000	3.03
Deutsche Bank AG, Bankers Trust Co. - Genesis Group Trust	4,779,858	2.58	4,779,858	2.60
BSDT - Investors Pacific International Fund	4,260,698	2.46	8,260,698	4.50
BSDT - Investor Global Fund	–		4,601,701	2.51
National Savings Bank	3,497,375	1.89	632,675	
Sri Lanka Insurance Corporation Ltd - Life Fund	3,338,394	1.80	3,338,394	1.82
S Balendra	3,297,940	1.78	3,347,940	1.82
D J M Blackler	2,724,939	1.47	2,828,639	1.54
Bank of New York, S/A Chio State, Teachers' Retirement Sys	2,634,840	1.42	6,543,340	3.56
V Lintotawela	2,449,601	1.32	2,440,851	1.33
Hatton National Bank Limited	2,306,784	1.24	5,584	
Paints and General Industries (Exports) Ltd	2,285,000	1.23	1,551,100	
L V C Samarasinha	2,207,054	1.19	2,207,054	1.20
HSBC Intl. Nominees Ltd - SSBTL - Aberdeen Far East	2,178,406	1.18	1,557,006	

Name of Company	Business Activity	Issued Capital Rs.	Effective Holding %
Food & Beverage Segment			
Ceylon Cold Stores Ltd	Produces a range of carbonated drinks, ice creams and frozen meats	172,800,000	57.02
Ceylon Cold Stores (Distributors) Ltd	Provides marketing and distribution services	90,000	57.02
Jaykay Marketing Services (Pvt) Ltd	Operates Supermarkets	98,000,000	99.95
Jaykay Foods (Pvt) Ltd	Provides marketing and distribution services	550,000	73.14
Keells Food Products Ltd	Produces Processed Meat Products	50,000,000	73.14
Keells Restaurants (Pvt) Ltd	Franchisee for Pizza Hut and Komalas	46,000,000	100.00
Transportation Segment			
Mack Air Ltd	General Sales Agents for Airlines	5,000,000	100.00
Walkers Tours Ltd-Airline Division	General Sales Agents for Airlines	50,000,000	97.41
Walkers Air Services Limited	General Sales Agents for Airlines	7,500,000	100.00
Mackinnons Travels Ltd	IATA Travel Agents and Travel related Services	900,000	100.00
Matheson Keells Air Services (Pvt) Ltd	General Sales Agents for Airlines in India	3,179,898	51.00
Mack Air Services Maldives (Pvt) Ltd	General Sales Agents for Airlines in the Maldives	677,891	49.00
Trans-ware Logistics (Pvt) Ltd	Integrated Container Depot and Logistics services	220,000,000	50.00
Mack International Freight (Pvt) Ltd	International Freight Forwarders and Logistics services	3,000,000	100.00
Whittall Boustead Ltd - Cargo Division	International Freight Forwarders and Logistics services	99,188,800	99.96
D H L Keells (Pvt) Ltd	Worldwide Air Express Services	20,000,020	50.00
Mackinnon Mackenzie & Co. of Ceylon Ltd	Consultants for Foreign Employment	90,000	99.50
Keells Shipping (Pvt) Ltd	Shipping Agency and Logistics services	500,000	100.00
Mackinnon Mackenzie & Co. (Shipping) Ltd	Shipping Agency and Logistics services	5,000,000	99.69
P&O Nedlloyd Keells (Pvt) Ltd	Agency for P&O Nedlloyd	2,500,000	60.00
Matheson Keells Enterprises (Pvt) Ltd	Shipping Agency and Logistics services	21,056,444	51.00
South Asia Gateway Terminals (Pvt) Ltd	Development and operation of ports	3,788,485,891	26.25
Plantation Segment			
Exotic Horticulture (Pvt) Ltd	Growing of fruits and vegetables	10,000,000	50.00
John Keells Ltd	Produce broking, renting office space	76,000,000	75.96
Kegalle Plantations Ltd	Owns a fifty year lease of plantation land	250,000,000	30.40
Keells Plantation Management Services (Pvt) Ltd	Management of Plantations	241,062,500	51.00
Maskeliya Plantations Ltd	Owns a fifty year lease of plantation land	269,767,450	26.77
Namunukula Plantations Ltd	Owns a fifty year lease of plantation land	200,000,010	26.01
RPK Management Services (Pvt) Ltd	Management of plantations	75,000,000	50.00
Tea Smallholder Factories Ltd	Owns and operates factories for Tea Smallholders	150,000,000	37.00
Leisure Segment			
John Keells Conventions (Pvt) Ltd	Organising conventions and conferences	500,000	100.00
Keells Tours (Pvt) Ltd	Providing Tourist Transport	5,500,000	100.00
Mackinnon Tours Ltd	Inbound tour operators	3,000,000	100.00
Walkers Tours Ltd	Inbound tour operators, owns "The Village" in Habarana	50,000,000	97.41
Whittall Boustead (Travel) Ltd	Inbound tour operators	500,000	97.84
Keells Hotels (Pvt) Ltd	Investment in hotels	126,000,000	100.00

Name of Company	Business Activity	Issued Capital Rs.	Effective Holding %
Keells Hotel Management Services Ltd	Managing and marketing of hotels	10,000,000	100.00
Beruwela Walk Inn Ltd	Owns and operates "Hotel Swanee" in Beruwela	9,000,000	69.94
Ceylon Holiday Resorts Ltd	Owns and operates "Bentota Beach Hotel" in Bentota and "Coral Gardens Hotel" in Hikkaduwa	78,977,880	79.94
Ceylinco Tourist Hotels Ltd	Owns and operates "Hotel Ceysands" in Bentota	47,358,400	43.72
Habarana Lodge Ltd	Owns and operates "The Lodge" in Habarana	72,000,000	82.01
Habarana Walk Inn Ltd	Operates "The Village" in Habarana	25,000,000	97.60
International Tourists and Hoteliers Ltd	Owns and operates "Beach Hotel Bayroo" in Beruwela	77,500,000	49.28
Kandy Walk Inn Ltd	Owns and operates "The Citadel" in Kandy	52,500,000	77.20
Sports and Recreation Bentota (Pvt) Ltd	Owns and operates the "Club Intersport" complex in Bentota	10,000,020	79.94
Trinco Walk Inn Ltd	Owns and operates "The Club Oceanic Hotel" in Trincomalee	30,000,070	100.00
John Keells Maldivian Resorts (Pte) Ltd	Investment Company in the Maldives	376,242,508	100.00
Fantasea World Investments (Pte) Ltd	Owns and operates "Hakura Club" in the Maldives	42,185,146	100.00
Travel Club (Pte) Ltd	Operates "Velidhu Island Resorts" in the Maldives	143,172,000	100.00

Information Technology Segment

John Keells Office Automation (Pvt) Ltd	Dealers in office automation equipment	5,000,000	100.00
Keells Business Systems Ltd	Provides system integration solutions	15,000,000	100.00
John Keells Computer Services (Pvt) Ltd	Provides software services	96,500,000	100.00
John Keells Business Systems (UK) Ltd	Provides software development services in the UK	9,507	100.00
Chartersoft Ltd	Provides software development services (Joint Venture)	15,750,000	100.00
John Keells Software Technologies (Pvt) Ltd	Local sales of software packages	8,000,000	100.00
John Keells Institute of Information Technology (Pvt) Ltd	IT Training Institute	15,000,000	100.00

Others

John Keells Stock Brokers (Pvt) Ltd	Share broking	7,500,000	81.73
Union Assurance Ltd	Underwriters of insurance	200,000,000	23.99
Waldock Mackenzie Ltd	Provides investment banking services	100,000,000	100.00
Nations Trust Bank Ltd	Commercial banking operations	500,000,000	24.99
Bosanquet & Skrine Ltd	Liaison office for international trade and dealers in lightning protection equipment	5,980,260	100.00
Gordon Frazer & Company Ltd	Tea Export Trade	10,000,000	99.96
Keells Aquariums (Pvt) Ltd	Breeding and growing of ornamental fish for export	50,000,000	97.85
J K Packaging (Pvt) Ltd	Printing & Packaging for the export market	14,500,000	100.00
John Keells Singapore (Pte) Ltd	International trading	9,638,000	80.00
Whittall Boustead Ltd - Printing Division	Printing & packaging for the local market	99,188,800	99.96
Nexus Networks (Pvt) Ltd	Operates a loyalty programme	100,000	99.99
John Keells Holdings Ltd	Group Holding Company	1,853,458,770	
Keells Consultants Ltd	Provides company secretarial services to the Group	160,000	98.13
Mackinnon & Keells Financial Services Ltd	Renting of office space	10,800,000	99.81
Mortlake Ltd	Investment company	3,000	100.00
Unawatuna Walk Inn Ltd	Owner of real estate	24,817,500	94.09
Whittall Boustead Ltd - Investment Division	Company secretarial services and renting of office space	99,188,800	99.96
Keells Realtors Ltd	Owns the garage complex in Mattakkuliya and office space in Colombo	75,000,000	91.89

Notice is hereby given that the Twenty-Third Annual General Meeting of John Keells Holdings Limited will be held on Friday, 28th June 2002 at 10.00 a.m., at the Ceylon Chamber of Commerce, Nawam Mawatha, Colombo 2.

The business to be brought before the meeting will be:

- to read the notice convening the meeting
- to confirm the minutes of the Twenty-Second Annual General Meeting of the Company held on 29th June 2001
- to confirm the minutes of the Extraordinary General Meeting of the Company held on 29th June 2001
- to receive and consider the Report of the Directors and the Statement of Accounts for the Financial Year ended 31st March 2002 and the Auditors' Report thereon
- to declare a final dividend of 10% as recommended by the Board of Directors
- to authorise the Directors to determine and make donations
- to re-elect as Director, Mr S C Ratnayake, who retires in terms of Article 84 of the Articles of Association of the Company
- to re-elect as Director, Mr G S A Gunasekera, who retires in terms of Article 84 of the Articles of Association of the Company
- to re-elect as Director, Mr E F G Amerasinghe, who retires in terms of Article 84 of the Articles of Association of the Company
- to re-appoint Auditors and to authorise the Directors to determine their remuneration
- to consider any other business of which due notice has been given

Notes:

i. A member unable to attend is entitled to appoint a Proxy to attend and vote in his/her place.

ii. A Proxy need not be a member of the Company.

iii. A member wishing to vote by Proxy at the Meeting may use the Proxy Form enclosed.

iv. In order to be valid, the completed Proxy Form must be lodged at the Registered Office of the Company not less than 48 hours before the meeting.

v. The transfer books of the Company will be closed from 21st June to 28th June 2002, both days inclusive.

vi. Provided the final dividend as recommended by the Board is declared, it is proposed that the dividend warrants be posted on 28th June 2002.

By Order of the Board

Keells Consultants Limited
Secretaries

4th June 2002

Notes

Debt	Long Term Loans + Short Term Loans + Overdraft
EBITDA	Earnings before Interest, Tax, Depreciation and Amortisation
EV (Enterprise Value)	Market Capitalisation + Net Debt
Net Assets	Total Assets – Current Liabilities – Long Term Liabilities
Net Debt	Debt – (Cash + Short Term Deposits)

Earnings per Share

$$\frac{\text{Consolidated Profit after Tax and Minority Interest}}{\text{Weighted average number of ordinary shares in issue}}$$

Debt/Equity Ratio

$$\frac{\text{Debt}}{\text{Shareholders' Funds}} \times 100$$

Interest Cover

$$\frac{\text{Consolidated Profit before Interest and Tax}}{\text{Finance Expenses}}$$

Net Assets per Share

$$\frac{\text{Shareholders' Funds}}{\text{Number of ordinary shares in issue}}$$

Current Ratio

$$\frac{\text{Current Assets}}{\text{Current Liabilities}}$$

Return on Equity

$$\frac{\text{Consolidated Profit after Tax and Minority Interest}}{\text{Average Shareholders' Funds}} \times 100$$

Return on Capital Employed

$$\frac{\text{Consolidated Profit before Interest and after Tax}}{\text{Average of (Shareholders' Funds + Minority Interest + Debt)}} \times 100$$

Form of Proxy

I/We ....

of ....

being a member/s of John Keells Holdings Limited, hereby appoint ....

....

of ....

or failing him/her

Mr Vivendra Lintotawela	of Colombo, or failing him
Mr Chandran Jagath Fernando	of Colombo, or failing him
Miss Anushya Coomaraswamy	of Colombo, or failing her
Mr Ajit Damon Gunewardene	of Colombo, or failing him
Mr Susantha Chaminda Ratnayake	of Colombo, or failing him
Mr Gerard Sumithra Abeywardene Gunasekera	of Colombo, or failing him
Mr Emmanuel Franklyn Gamini Amerasinghe	of Colombo, or failing him
Mr Saravanamuthu Easparathasan	of Colombo, or failing him
Mr John Chitrapri Lalith de Mel	of Colombo, or failing him
Mr Tarun Das	

as my/our proxy to represent me/us and to vote for me/us on my/our behalf at the twenty-third Annual General Meeting of the Company to be held on Friday, 28th June 2002 at 10.00 a.m. and at any adjournment thereof and at every poll which may be taken in consequence thereof.

AS WITNESS my/our hand this .... day of .... 2002.

....

Signature/s

Instructions as to Completion

1. Please perfect the Form of Proxy by filling in legibly your full name and address, by signing in the space provided and filling in the date of signature.

2. The completed Form of Proxy should be deposited at the Registered Office of the Company at No. 130, Glennie Street, Colombo 2 not less than 48 hours before the time appointed for the holding of the meeting.

3. If the Form of Proxy is signed by an Attorney, the relative Power of Attorney should accompany the Form of Proxy for registration, if such Power of Attorney has not already been registered with the Company.

4. If the appointer is a Company or Corporation, this Form must be executed under the Common Seal or by a duly Authorised Officer of the Company or Corporation.

5. If this Form of Proxy is returned without any indication of how the person appointed as Proxy shall vote, then the Proxy shall exercise *his/her discretion as to how he/she votes or, whether or not he/she abstains from voting.*

Please fill in the following details:

Name : ....

Address : ....

....

....

Jointly with : ....

Share Folio No : ....

Name of Company
John Keells Holdings Limited

Legal Form
Public limited liability company, incorporated in Sri Lanka in 1979. Ordinary Shares listed on the Colombo Stock Exchange and the GDRs on the Luxembourg Stock Exchange

Directors
Mr. V. Lintotawela - *Chairman*
Mr. C.J. Fernando - *Deputy Chairman*
Miss A. Coomaraswamy
Mr. A.D. Gunewardene
Mr. S.C. Ratnayake
Mr. G.S.A. Gunasekera
Mr. E.F.G. Amerasinghe
Mr. S. Easparathasan
Mr. J.C.L. de Mel
Mr. T. Das

Board Audit Committee
Mr. S. Easparathasan - *Chairman*
Mr. E.F.G. Amerasinghe

Board Remuneration Committee
Mr. E.F.G. Amerasinghe - *Chairman*
Mr. S. Easparathasan
Mr. J.C.L. de Mel

Secretaries and Registrars
Keells Consultants Limited
130, Glennie Street
Colombo 2

Auditors
Ernst & Young
Chartered Accountants
P.O. Box 101
Colombo

Bankers
ABN-Amro Bank
Bank of Ceylon
Commercial Bank
Deutsche Bank
Hatton National Bank
Hongkong and Shanghai Banking Corporation
NDB Bank
Nations Trust Bank
People's Bank
Seylan Bank
Standard Chartered Grindlays Bank

Depository for GDRs
CitiBank NA
New York

Registered Office of the Company
130, Glennie Street
Colombo 2

Contact Details
P.O. Box 76
130, Glennie Street
Colombo 2
Telephone: (94 1) 306000
Facsimile: (94 1) 447087, 439026
Internet: www.keells.com
Email: jkh@keells.com

Produced by: Smart Media Printed by: Montake Press

Financial Summary

		2002	2001	% Change
Group Revenue	Rs. '000s	11,777,320	11,821,849	(0.38)
Group Profit before Interest	Rs. '000s	1,206,287	1,527,182	(21.01)
Group Profit before Tax	Rs. '000s	882,555	1,305,376	(32.39)
Group Profit after Tax	Rs. '000s	592,347	1,001,114	(40.83)
Group Profit attributable to Shareholders	Rs. '000s	543,381	779,686	(30.31)
Total Value Added	Rs. '000s	5,131,195	5,176,100	(0.87)
Total revenue to Government	Rs. '000s	970,216	954,460	1.65
Total Shareholders' Funds	Rs. '000s	8,412,562	8,180,424	2.84
Market Price of share as at 31 March	Rs.	58.00	33.50	73.13
Market Capitalisation	Rs. '000s	10,750,062	6,149,324	74.82
Enterprise Value	Rs. '000s	9,968,310	4,424,421	125.30
Bonus Issues		–	2:1	–
Dividend Payout	Rs. '000s	329,869	353,128	(6.59)
Earnings per Share* Basic	Rs.	2.95	4.25	(30.59)
EV/EBITDA	No. of Times	5.11	2.03	151.72
Return on Equity	%	6.55	9.92	(33.97)
Return on Capital Employed	%	6.91	9.95	(30.55)

**The Earnings per Share has been calculated using the weighted average number of shares in issue during the year.*